                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                              Bell Industries, Inc.
 -------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
 -------------------------------------------------------------------------------
                                 (CUSIP number)

                                 MARK E. SCHWARZ
                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         200 Crescent Court, Suite 1400
                               Dallas, Texas 75201
                                 (214) 661-7474
 -------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 12, 2007
 -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 98 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 2 of 98 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 3 of 98 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Group, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 4 of 98 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,275,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,275,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,275,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof, and (b) 565,100 shares owned directly by Newcastle Partners, L.P.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 5 of 98 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,315,152 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,315,152 (1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,315,152 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of (a) 1,710,052 shares into which an 8% convertible subordinated note due January 31, 2017 held by Newcastle Partners, L.P. are convertible within 60 days from the date hereof,  (b) 565,100 shares owned directly by
      Newcastle Partners, L.P., and (c) 40,000 shares underlying options held by
      Mr. Schwarz that are exercisable within 60 days from the date hereof.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 6 of 98 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Clinton J. Coleman
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    0
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 7 of 98 Pages
------------------------                                 -----------------------

                                  SCHEDULE 13D

      The following  constitutes  Amendment  No. 3 ("Amendment  No. 3") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  3 amends  the
Schedule 13D as specifically set forth.

         Item 6 is hereby amended in its entirety to read as follows:

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER

      On January 31, 2007, NP purchased a convertible  subordinated  pay-in-kind promissory  note (as amended and  restated on March 12, 2007,  the  "Convertible
Note") in the  principal  amount  of  $10,000,000  from the  Issuer in a private placement  pursuant to a purchase  agreement  dated January 31, 2007 between the
Issuer and NP (the "Purchase  Agreement").  The  outstanding  principal  balance and/or accrued but unpaid interest on the Convertible Note is convertible at any time by NP into shares of Common  Stock at a conversion  price (the  "Conversion
Price") of $3.81 per share, subject to adjustment.  The Convertible Note accrues interest at 8% per annum, subject to adjustment in certain circumstances,  which interest  accretes as principal  on the  Convertible  Note as of each  quarterly interest  payment date beginning March 31, 2007. The Convertible Note matures on
January 31, 2017. The Issuer has the right to prepay the Convertible  Note at an amount equal to 105% of outstanding principal following the third anniversary of the issuance of the Convertible  Note so long as a weighted average market price of the Issuer's Common Stock is greater than 150% of the Conversion  Price.  The
Issuer  also has the  option  (subject  to the  consent of the  Issuer's  senior lenders) to pay interest on the outstanding principal balance of the Convertible
Note in cash at a higher  interest rate  following the first  anniversary of the issuance of the Convertible Note if the weighted average market price is greater than 200% of the Conversion  Price.  The Issuer's  obligation to issue shares of
Common Stock under the  Convertible  Note  representing  an amount  greater than
19.9% of its issued  and  outstanding  shares of Common  Stock is subject to any required  approval  of  shareholders  under  the  rules  of the  American  Stock
Exchange.  In the event that the approval is not  received at the Issuer's  2007 annual  meeting  of  shareholders,  the  interest  rate  on  a  portion  of  the
Convertible  Note is subject  to an  increase.  The Issuer has agreed  under the
Purchase Agreement (as described below) to seek such approval at the 2007 annual meeting of  shareholders.  The  foregoing is a description  of certain  material terms of the  Convertible  Note and is qualified in its entirety by reference to the actual  terms of the  Convertible  Note. A copy of the  Convertible  Note is filed herewith as Exhibit 2 and is incorporated herein by reference.

      At the time of original  issuance of the Convertible  Note, the Issuer, NP and the  Issuer's  senior  lender  agreed  that the Issuer  could grant a second priority lien on the Issuer's real and personal  property (the "Second Lien") to
NP to secure the Issuer's  obligations  under the Convertible Note. In the event that NP's security  interest was not made effective within a specified period of time, the interest rate on the Convertible Note would be subject to an increase.
On March 12,  2007,  the Issuer  granted  the Second  Lien to NP  pursuant  to a
security  agreement  (the  "Security   Agreement")   between  the  Issuer,  Bell
Industries,  Inc.  (Minnesota),  a wholly owned subsidiary of the Issuer, and NP dated March 12,  2007.  In  addition,  the  parties  amended  and  restated  the
Convertible Note to eliminate certain  provisions that applied only prior to the time the Second Lien was granted.  In connection with such transactions,  NP and

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 8 of 98 Pages
------------------------                                 -----------------------

the Issuer's  senior  lender  entered into an  intercreditor  and  subordination agreement (the "Intercreditor Agreement") providing for the subordination of the
Convertible Note indebtedness to certain  indebtedness under facilities provided by  Issuer's  senior  lender.  A copy  of  each of the  Security  Agreement  and
Intercreditor   Agreement  is  filed  herewith  as  Exhibit  6  and  Exhibit  7, respectively, and is incorporated herein by reference.

      Under the  Purchase  Agreement,  in  connection  with the  purchase of the
Convertible  Note, the Issuer  granted NP certain  governance and related rights subject to NP beneficially owning at least 5% of the Issuer's outstanding shares of Common Stock. These rights include, but are not limited to, the following:

  o   The right to  designate  two (2)  individuals  as  members of the Board of
      Directors (the Board of Directors is obligated to promptly take all action necessary to cause the Board of Directors to consist of six (6)  directors and any increase in the size of the Board of Directors must be approved by
      NP);

  o   Representation  by NP  designees  on  all  standing  committees  on  which representation is permitted under applicable SEC or exchange rules;

  o   Exemption from the advance notice  requirements  for director  nominations and shareholder proposals contained in the Issuer's Bylaws;

  o   Pre-emptive rights to acquire  additional  securities of the Issuer in the event of any proposed issuance of securities.

      In addition,  the Issuer has agreed to exempt future NP transactions  from interested  shareholder  voting  requirements  under the  Issuer's  articles  of incorporation and from any shareholder rights plan or similar defense mechanisms that may be adopted by the Issuer in the future. The Purchase Agreement contains customary  representations  and  warranties and  indemnities in NP's favor.  The foregoing is a description of certain  material terms of the Purchase  Agreement and is  qualified  in its  entirety  by  reference  to the  actual  terms of the
Purchase  Agreement.  A copy of the  Purchase  Agreement  is filed  herewith  as
Exhibit 3 and is incorporated herein by reference.

      Pursuant to NP's rights  under the  Purchase  Agreement,  NP informed  the
Issuer that Mr. Coleman is being designated as its  representative  on the Board of Directors,  in addition to Mr.  Schwarz who currently  serves on the Board of
Directors,  and  accordingly Mr. Coleman was appointed to the Board of Directors following the closing of the purchase of the Convertible Note.

      In connection with the purchase of the Convertible Note, the Issuer and NP also  entered  into a  registration  rights  agreement  pursuant to which NP was granted demand and piggyback  registration rights in respect of shares of Common
Stock issued or issuable under the Convertible  Note. A copy of the Registration
Rights  Agreement is filed herewith as Exhibit 4 and is  incorporated  herein by reference.

         Item 7 is hereby amended in its entirety to read as follows:

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 9 of 98 Pages
------------------------                                 -----------------------

      ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Joint  Filing  Agreement  dated June 25, 2003 among NP, NCG, NCM and
            Mark E. Schwarz.

Exhibit 2   Amended  and  Restated  Convertible  Promissory  Note issued by Bell
            Industries,  Inc. and Bell Industries Inc.  (Minnesota),  originally issued by Bell Industries,  Inc. on January 31, 2007 and amended and restated on March 12, 2007.

Exhibit 3   Purchase  Agreement dated January 27, 2007 between Bell  Industries,
            Inc. and Newcastle Partners, L.P.

Exhibit 4   Registration  Rights  Agreement  dated January 27, 2007 between Bell
            Industries, Inc. and Newcastle Partners, L.P.

Exhibit 5   Joint Filing  Agreement  dated  February 5, 2007 among NP, NCG, NCM,
            Mark E. Schwarz and Clinton J. Coleman.

Exhibit 6   Security  Agreement  dated March 12, 2007 between  Bell  Industries,
            Inc., Bell Industries Inc. (Minnesota) and Newcastle Partners, L.P.

Exhibit 7   Intercreditor  and  Subordination  Agreement  dated  March 12,  2007 between Newcastle Partners, L.P. and Wells Fargo Foothill, Inc.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 10 of 98 Pages
------------------------                                 -----------------------

                                   SIGNATURES

      After due inquiry and to the best of his knowledge and belief, each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007
                                    NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P.,
                                        its general partner

                                    By: Newcastle Capital Group, L.L.C.,
                                        its general partner

                                    By: /s/ Mark E. Schwarz
                                        -----------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By: Newcastle Capital Group, L.L.C.,
                                        its general partner

                                    By: /s/ Mark E. Schwarz
                                        -----------------------------------
                                        Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By: /s/ Mark E. Schwarz
                                        -----------------------------------
                                        Mark E. Schwarz, Managing Member

                                    Mark E. Schwarz

                                    /s/ Mark E. Schwarz
                                    ----------------------------------------

                                    /s/ Clinton J. Coleman
                                    ----------------------------------------
                                    Clinton J. Coleman

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 11 of 98 Pages
------------------------                                 -----------------------

                                  EXHIBIT INDEX

   Exhibit                                                      Page
   -------                                                      ----

1     Joint  Filing  Agreement  dated  January 25, 2003     Previously filed
      among NP, NCG, NCM and Mark E. Schwarz.

2     Amended and Restated Convertible  Promissory Note     12 - 23
      issued  by  Bell   Industries,   Inc.   and  Bell
      Industries Inc. (Minnesota), originally issued by
      Bell  Industries,  Inc.  on January  31, 2007 and
      amended and restated on March 12, 2007.

3     Purchase Agreement dated January 27, 2007 between     Previously filed
      Bell  Industries,  Inc. and  Newcastle  Partners,
      L.P.

4     Registration  Rights  Agreement dated January 27,     Previously filed
      2007 between Bell Industries,  Inc. and Newcastle
      Partners, L.P.

5     Joint  Filing  Agreement  dated  February 5, 2007     Previously filed
      among NP, NCG,  NCM,  Mark E. Schwarz and Clinton
      J. Coleman

6     Security  Agreement  dated March 12, 2007 between     24 - 77
      Bell  Industries,   Inc.,  Bell  Industries  Inc.
      (Minnesota) and Newcastle Partners, L.P.

7     Intercreditor and  Subordination  Agreement dated     78 - 98
      March 12, 2007 between Newcastle  Partners,  L.P.
      and Wells Fargo Foothill, Inc.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 12 of 98 Pages
------------------------                                 -----------------------

                                                                       Exhibit 2

ANYTHING  HEREIN  TO  THE  CONTRARY   NOTWITHSTANDING,   THE  REPAYMENT  OF  THE
OBLIGATIONS  EVIDENCED BY THIS NOTE, THE LIENS AND SECURITY  INTERESTS  SECURING
THE OBLIGATIONS EVIDENCED BY THIS NOTE, THE EXERCISE OF ANY RIGHT OR REMEDY WITH
RESPECT  THERETO,  AND CERTAIN OF THE RIGHTS OF THE HOLDER HEREOF ARE SUBJECT TO
THE PROVISIONS OF THE  INTERCREDITOR  AND  SUBORDINATION  AGREEMENT  DATED AS OF
MARCH __, 2007 (AS AMENDED, RESTATED,  SUPPLEMENTED,  OR OTHERWISE MODIFIED FROM
TIME TO  TIME,  THE  "INTERCREDITOR  AGREEMENT"),  BY AND  BETWEEN  WELLS  FARGO
FOOTHILL,  INC., AS SENIOR AGENT, AND NEWCASTLE PARTNERS,  L.P., AS SUBORDINATED
CREDITOR.  IN THE EVENT OF ANY CONFLICT  BETWEEN THE TERMS OF THE  INTERCREDITOR
AGREEMENT AND THIS NOTE, THE TERMS OF THE  INTERCREDITOR  AGREEMENT SHALL GOVERN
AND CONTROL.

                              AMENDED AND RESTATED
                           CONVERTIBLE PROMISSORY NOTE

      $10,000,000                                                March  12, 2007

      FOR VALUE RECEIVED,  each of the  undersigned,  BELL  INDUSTRIES,  INC., a
California  corporation (the "Maker" or "Company") and BELL INDUSTRIES,  INC., a
Minnesota  corporation  (together with Maker, referred to herein collectively as the  "Obligors"),  hereby  jointly and severally  promise to pay to the order of
Newcastle  Partners,  L.P. a Texas  limited  partnership,  or its  assigns  (the
"Payee"), at such place as the Payee may designate in writing, the principal sum of  Ten  Million  ($10,000,000),  or  such  other  amount  as  shall  equal  the
outstanding   principal  amount  hereof,  under  the  terms  set  forth  herein.
Capitalized terms used but not defined herein shall have the respective meanings given to such terms in the Purchase Agreement, dated as of January 31, 2007 (the
"Purchase Agreement"), between the Maker and the Payee.

      1. INTEREST.  Except as otherwise  provided  herein,  the unpaid principal balance  hereof from time to time  outstanding  shall bear interest from January
31, 2007 at the rate of eight  percent (8%) per annum,  subject to adjustment as provided  for in Section 6.  Interest  shall  accrue on the  outstanding  unpaid principal  amount (as  increased  pursuant  to Section  2(a)  below)  until such principal  amount is paid (or  converted  as provided  herein)  from January 31,
2007. Interest on this Note shall be computed on the basis of a 365-day year.

      2. PAYMENT OF INTEREST AND PRINCIPAL.  Except as otherwise provided herein
(including,  without  limitation,  Sections 5 and 6 hereof),  and subject to any default hereunder, the principal and interest hereof is payable as follows:

      (a)  Interest  shall  be paid in kind  and  shall  accrete  as  additional principal on this Note on the applicable  interest payment date;  provided that, following January 31, 2008, if both (i) Maker's senior lenders (including Agent, in the event  that the Senior  Credit  Agreement  remains in effect)  consent in writing to the payment of cash interest and (ii) the Current Market Price at the date of election  (which shall be on or following  January 31, 2008) is at least
200% of the Conversion Price, interest on the then outstanding principal balance of this  Note may be paid in cash at the  election  of Maker;  provided  further that, if such election to pay cash interest is made, the interest rate set forth in Section 1 hereof  shall be  increased  to the lesser of (a)  sixteen  percent
(16%) or (b) the highest lawful  interest rate permitted by applicable  law; and

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 13 of 98 Pages
------------------------                                 -----------------------

provided further that any accrued interest as of the date of such election shall accrete as additional  principal on this Note as of such election date. Interest shall be payable in arrears on December 31,  March 31, June 30 and  September 30 of each year, beginning March 31, 2007. All references herein to the "principal"
of this Note shall include all interest accreted thereon as additional principal pursuant to the foregoing sentence.

      (b) The entire outstanding  principal amount of the Note together with all accrued  but  unpaid  interest  shall be due in cash on  January  31,  2017 (the
"Maturity Date") from the Obligors.

      (c) On and following January 31, 2010, so long as the Current Market Price
(determined  on the date of  prepayment)  is greater than 150% of the Conversion
Price and the Shareholder Approval shall have been received, the Maker will have right  of  early  prepayment  of this  Note at an  amount  equal  to 105% of the aggregate outstanding principal on this Note. For the purposes of this Note, the
"Current Market Price" on any date means the average of the daily Closing Prices per share of Common  Stock  for all  Trading  Days  included  in 90  consecutive calendar days preceding the date in question. For purposes of the foregoing, (i)
the  "Closing  Price"  shall be the last  reported  sales  price  or, if no such reported sale takes place on any  particular  date,  the average of the reported closing bid and asked prices on the  principal  exchange (or on NASDAQ) on which the Common Stock is listed (or if the Common Stock is not so listed, the average of the closing bid and asked prices furnished by any two members of the National
Association of Securities  Dealers as selected by Payee for such purpose) on the date in question and (ii) "Trading  Days" shall mean any day on which the market on  which  the  Common  Stock  is then  traded  is open  for  trading.  Any such prepayment under this Section 2(c) shall be on 30 days advance notice to Payee.

      3. CONVERSION AT THE OPTION OF PAYEE.

      (a) At any time while any  portion of the  principal  or  interest of this
Note is  outstanding,  the  Payee  may  give the  Maker  written  notice  of its intention  to convert all or any  portion of the  outstanding  principal  and/or accrued  but  unpaid  interest  on this Note  into such  number of shares of the
Maker's common stock (the "Common  Stock"),  equal to the amount to be converted divided  by the  Conversion  Price in effect at such time.  Upon  receipt of the
Payee's written notice,  the Maker shall cause  certificates  representing those shares to be delivered to Payee within three business days of Maker's receipt of such  notice.  The person or persons  entitled  to receive  the shares of Common
Stock  issuable upon a conversion of this Note shall be treated for all purposes as the record  holder or holders of such shares of Common  Stock on the date the applicable conversion notice is given.

      (b) The "Conversion Price" shall be $3.81, subject to any adjustment.  The
Conversion  Price  shall be adjusted  proportionally  for any  subsequent  stock
dividend  or  split,  stock  combination  or  other  similar   recapitalization,
reclassification  or  reorganization  of or affecting  Maker's Common Stock.  In addition, the Conversion Price shall also be appropriately adjusted in the event that  Maker  issues  shares of Common  Stock (or  issues  securities,  including warrants or similar rights,  entitling holders to exercise,  convert or exchange into, or otherwise  subscribe for,  shares of Common Stock) at a price per share less than the Current Market Price as of the date of such issuance,  as follows:

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 14 of 98 Pages
------------------------                                 -----------------------

the new Conversion Price shall be reduced to equal (x) the prevailing Conversion
Price (i.e., prior to any adjustment  hereunder)  multiplied by (y) the quotient obtained by dividing  (a) the Market  Value Share Number by (b) the total number of shares of Common Stock that would be  outstanding  after giving effect to the exercise,  conversion  or  exchange  of any rights or other  derivative  Company securities outstanding  (determined pro forma for the applicable issuance giving rise to the adjustment in the Conversion Price  hereunder).  For purposes of the foregoing,  the "Market Value Share Number" shall equal the sum of (i) the total number of shares of Common Stock that would be  outstanding  after giving effect to the  exercise,  conversion  or  exchange  of any  rights or other  derivative
Company  securities  outstanding  (determined  prior to the applicable  issuance giving rise to the  adjustment in the  Conversion  Price) plus (ii) the quotient obtained by dividing (A) the aggregate  consideration received by the Company in the applicable  issuance (or, in the case of the issuance of any rights or other derivative  Company  securities  giving rise to the adjustment in the Conversion
Price hereunder,  such aggregate consideration to be received upon the exercise, conversion or exchange of any such rights or derivative  Company  securities) by
(B) the Current Market Price.

      (c) In case of a Change of Control, instead of receiving shares of Maker's
Common Stock upon conversion of this Note, Payee shall have the right thereafter to receive the kind and amount of shares of stock and other securities, cash and property  which the Payee  would  have  owned or have been  entitled  to receive immediately  after such Change of Control had the same portion of this Note been converted immediately prior to the effective date of such Change of Control and, in any such case,  if  necessary,  appropriate  adjustment  shall be made in the application  of the  provisions  set forth in this  Section  with respect to the rights and interests thereafter of the Payee, to the end that the provisions set forth in this Section shall thereafter  correspondingly  be made applicable,  as nearly  as may  reasonably  be,  in  relation  to any  shares of stock and other securities,  cash and property  thereafter  deliverable in connection  with this
Note.  The provisions of this  subsection  shall  similarly  apply to successive
Changes of Control.

      (d)  "Change  of  Control"  means  that  the  Maker  shall,   directly  or
indirectly,  in one or more related transactions,  (i) consolidate or merge with or into (whether or not the Maker is the surviving  corporation) another person,
(ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the  properties  or assets of the Maker to another  person,  (iii)  allow another person to make a purchase,  tender or exchange offer that is accepted by the  holders  of more than 50% of the  outstanding  shares of Common  Stock (not including  any shares of Common  Stock  held by the person or persons  making or party to, or associated or affiliated  with the persons making or party to, such purchase,  tender  or  exchange  offer),  or (iv)  consummate  a stock  purchase agreement  or other  business  combination  (including,  without  limitation,  a reorganization,  recapitalization  or spin-off) with another person whereby such other person  acquires more than 50% of the  outstanding  shares of Common Stock
(not  including  any shares of Common  Stock  held by the other  person or other persons  making or party to, or associated or affiliated  with the other persons
making  or  party  to,  such  stock   purchase   agreement  or  other   business
combination); provided, however, that a transaction in which Newcastle Partners,
L.P.  or any of its  affiliates  is the  acquiring  party shall not be deemed to constitute a Change of Control.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 15 of 98 Pages
------------------------                                 -----------------------

      (e) No  fractional  shares of Maker's  Common  Stock  shall be issued upon conversion  of the Note. In lieu of any  fractional  shares to which Payee would otherwise  be  entitled,  the Maker  shall pay cash equal to the product of such fraction  multiplied by the average of the closing prices of the Common Stock on the  American  Stock  Exchange (or the  exchange on which  Maker's  Common Stock trades for the five consecutive  trading days immediately  preceding the date of the conversion.

      (f) In the event of an adjustment to the Conversion Price, the Maker shall promptly  deliver  to the Payee a  certificate,  signed  by its Chief  Financial
Officer,  setting forth the new Conversion Price and a calculation in reasonable detail of the adjustment to the Conversion Price.

      (g) The Maker shall pay any and all taxes that may be payable with respect to the  issuance  and  delivery of Common  Stock upon  conversion  of this Note;
provided that the Maker shall not be required to pay any tax that may be payable in respect of any issuance of Common Stock to any person other than the Payee or with  respect to any income  tax due by the Payee  with  respect to such  Common
Stock.

      4.  REDEMPTION  UPON CHANGE OF  CONTROL.  No sooner than 15 days nor later than 10 days prior to the  consummation of a Change of Control,  the Maker shall deliver  written  notice of such  Change of  Control  to the Payee (a "Change of
Control  Notice").  At any time  during the period  beginning  after the Payee's receipt of a Change of Control Notice and ending on the date of the consummation of such Change of Control,  the Payee may require the Maker to redeem all or any portion of this Note by delivering  written notice thereof (a "Change of Control
Redemption  Notice") to the Maker,  which  Change of Control  Redemption  Notice shall indicate the portion of the outstanding principal amount of this Note that the Payee is electing to redeem.  The portion of this Note subject to redemption pursuant  to this  Section 4 shall be  redeemed by the Maker at a price equal to
110% of the principal amount being redeemed, plus accrued but unpaid interest on such principal amount (the "Change of Control  Redemption  Price").  Redemptions
required by this Section 4 shall be made on the date of the  consummation of the
Change of Control and shall have  priority to  payments to  shareholders  of the
Maker in connection with such Change of Control. Notwithstanding anything to the contrary in this Section 4, until the Change of Control Redemption Price is paid in full,  the principal  amount  submitted for  redemption  under this Section 4
(together  with any accrued but unpaid  interest  thereon) may be converted,  in whole or in part, by the Payee into Common Stock pursuant to Section 3.

      5. CONVERSION ON MATURITY DATE. On the Maturity Date, in lieu of receiving the payment required by Section 2(b), the Payee may elect to have Maker issue to the Payee a certificate representing such number of shares of Common Stock as is equal to the quotient  obtained by dividing the entire  principal amount of this
Note then  outstanding,  plus all accrued but unpaid  interest  thereon,  by the
Conversion Price in effect at such time, in full  satisfaction of this Note (the
"Maturity Date Conversion").  The applicable provisions of Section 3 shall apply with  equal  force  to the  Maturity  Date  Conversion.  In the  event  that the
Shareholder Approval has not then been obtained, Payee may elect to receive both
(1) such  number  of  shares  as the Maker  shall be  permitted  to issue  under exchange rules in the absence of a shareholder  vote and (2) cash in lieu of any remaining principal balance.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 16 of 98 Pages
------------------------                                 -----------------------

      6.  CONDITION  TO  ISSUANCE  OF SHARES  UPON  CONVERSION.  Notwithstanding
anything to the contrary  contained  in Section 3 or Section 5 of this Note,  it shall be a condition  precedent  to Maker's  issuance of shares of Common  Stock under this Note in an amount greater than 19.9% of the Company's then issued and outstanding  Common Stock upon conversion of this Note,  whether on the Maturity
Date or otherwise,  that the Shareholder Approval shall have been obtained prior to such issuance;  provided that, in the event that the Shareholder  Approval is not obtained,  Payee shall be permitted to convert this Note into such number of shares as the Maker  shall be  permitted  to issue under  exchange  rules in the absence of a  shareholder  vote (and Payee shall be permitted to retain the Note in respect of any remaining  principal  balance).  In addition,  notwithstanding anything  to the  contrary,  in the event that the  Shareholder  Approval is not obtained,  the  interest  rate set forth in  Section 1 hereof in  respect of the
Disallowed Excess Principal on this Note shall be increased to the lesser of (a)
sixteen  percent  (16%) or (b) the highest  lawful  interest  rate  permitted by applicable  law. For purposes of this Note, the  "Disallowed  Excess  Principal"
shall mean the principal  balance of the Note (determined after giving effect to any accretion  for interest that has become  payable) in excess of the principal balance of the Note then  convertible at the  Conversion  Price into the maximum number of shares permitted under  applicable  exchange rules in the absence of a shareholder  vote. For the avoidance of doubt,  the Disallowed  Excess Principal shall  increase  with each  subsequent  payment of  interest  that  accretes  as additional principal on this Note.

      7.  DIVIDENDS.  If, at any time  while any  portion  of the  principal  or interest on the Note is  outstanding,  Maker  declares a  distribution  in cash, property  (including  securities)  or a combination  thereof,  whether by way of dividend  or  otherwise,  with  respect to its  Common  Stock,  the Payee  shall participate pro rata in such distribution on an as-converted  basis with holders of Maker's Common Stock.

      8.  SECURITY;  SUBORDINATION.  THE  OBLIGATIONS  DUE  UNDER  THIS NOTE ARE
SECURED BY A SECURITY  AGREEMENT  (THE  "SECURITY  AGREEMENT")  EXECUTED  BY THE
OBLIGORS IN FAVOR OF PAYEE.  ADDITIONAL RIGHTS OF THE PAYEE ARE SET FORTH IN THE
SECURITY AGREEMENT.  Notwithstanding  anything to the contrary, the Indebtedness evidenced by this Note is hereby expressly  subordinated in the manner set forth in the Subordination  Agreement.  This Note will rank senior to all existing and future unsecured indebtedness of Maker.

      9. CERTAIN DEFINED TERMS.  The following terms in this Note shall have the meanings specified below:

      "AGENT" means Wells Fargo Foothill,  Inc., in its capacity as the arranger and  administrative  agent for the Lenders,  together  with its  successors  and assigns, if any, in such capacity.

      "BORROWERS" means,  individually and collectively,  jointly and severally,
Bell Industries,  Inc., a California corporation,  and Bell Industries,  Inc., a
Minnesota corporation.

      "INDEBTEDNESS"  means (a) all  obligations  for  borrowed  money,  (b) all obligations evidenced by bonds, debentures,  notes, or other similar instruments and all  reimbursement  or other  obligations  in  respect of letters of credit, bankers acceptances,  interest rate swaps, or other financial products,  (c) all obligations as a lessee under capital leases, (d) all obligations or liabilities of  others  secured  by a Lien on any  asset  of a Person  or its  subsidiaries,

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 17 of 98 Pages
------------------------                                 -----------------------

irrespective  of whether  such  obligation  or  liability  is  assumed,  (e) all obligations  to pay the  deferred  purchase  price of assets  (other  than trade payables incurred in the ordinary course of business and repayable in accordance
with  customary  trade  practices),   (f)  all  obligations  owing  under  hedge
agreements,  and  (g) any  obligation  guaranteeing  or  intended  to  guarantee
(whether directly or indirectly guaranteed,  endorsed,  co-made,  discounted, or sold  with  recourse)  any  obligation  of any  other  Person  that  constitutes
Indebtedness under any of clauses (a) through (f) above.

      "INSOLVENCY  PROCEEDING" means any proceeding  commenced by or against any
Person under any  provision of title 11 of the United  States Code (as in effect from time to time) or under any other state or federal  bankruptcy or insolvency law,  assignments  for the benefit of creditors,  formal or informal  moratoria, compositions,  extensions  generally  with  creditors,  or  proceedings  seeking reorganization, arrangement, or other similar relief.

       "LENDERS" means, individually and collectively,  the lenders from time to time party to the Senior Credit Agreement.

      "LIEN" means any interest in an asset securing an obligation owed to, or a claim by, any Person other than the owner of the asset,  irrespective of whether
(a) such  interest is based on the common law,  statute,  or contract,  (b) such interest is recorded or perfected,  and (c) such interest is contingent upon the occurrence  of some  future  event or events  or the  existence  of some  future circumstance or circumstances. Without limiting the generality of the foregoing, the term "Lien" includes the Lien or security  interest arising from a mortgage, deed  of  trust,  encumbrance,  notice  of  Lien,  levy or  assessment,  pledge, hypothecation,  assignment, deposit arrangement, security agreement, conditional sale or trust receipt,  or from a lease,  consignment,  or bailment for security purposes and also includes reservations,  exceptions, encroachments,  easements, rights-of-way,  covenants,  conditions,  restrictions,  leases,  and other title exceptions and encumbrances affecting real property.

       "PAID IN FULL"  means the  payment in full in cash of all Senior Debt and the  termination of all  commitments of the holders of the Senior Debt to extend further  credit  to  Borrowers,  or, in the case of Senior  Debt  consisting  of contingent  obligations  in respect of letters of credit,  hedging  obligations, bank product obligations, or other reimbursement obligations,  the setting apart of cash  sufficient  to discharge  such portion of the Senior Debt in an account for the exclusive benefit of the holders thereof,  in which account such holders shall be  granted  a first  priority  perfected  security  interest  in a manner reasonably acceptable to such holders.

      "PERSON" means natural persons, corporations, limited liability companies, limited  partnerships,  general  partnerships,  limited liability  partnerships, joint ventures,  trusts, land trusts,  business trusts, or other  organizations, irrespective  of whether they are legal  entities,  and governments and agencies and political subdivisions thereof.

      "SENIOR CREDIT AGREEMENT" means that certain Credit Agreement, dated as of
January 31, 2007, by and among  Borrowers,  the Lenders,  and Agent, as amended, restated, supplemented, or otherwise modified from time to time

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 18 of 98 Pages
------------------------                                 -----------------------

      "SENIOR DEBT" means all obligations  (whether now outstanding or hereafter incurred,  contingent or non-contingent,  liquidated or unliquidated, or primary or secondary)  of Borrowers in respect of (a) principal  under the Senior Credit
Agreement  or any other  Senior  Loan  Document  (or any  refinancing  agreement entered into with  respect  thereto),  (b) all interest and premium,  if any, in respect  of the  Indebtedness  referred  to in clause  (a)  above,  (c) all fees
(including  attorneys  fees) and  expenses  payable  pursuant to any Senior Loan
Document (or a refinancing agreement entered into with respect thereto), (d) all other  Obligations (as defined in the Senior Credit  Agreement) or other payment
obligations   (including  costs,   expenses,   letter  of  credit  reimbursement
obligations,  hedging obligations,  bank product  obligations,  or otherwise) of
Borrowers  to Agent or Lenders  under or  arising  pursuant  to any Senior  Loan
Document  (or to third  persons  under  provisions  of a  refinancing  agreement
entered  into  with  respect  thereto),   including   contingent   reimbursement
obligations  with  respect  to  outstanding  letters  of  credit,  all costs and expenses  incurred  by  Agent  or any  Lender  in  connection  with its or their enforcement  of  any  rights  or  remedies  under  the  Senior  Loan  Documents, including,  by way of  example,  attorneys  fees,  court  costs,  appraisal  and consulting fees,  auctioneer fees, rent, storage,  insurance premiums,  and like items, and irrespective of whether allowable as a claim against Borrowers in any
Insolvency  Proceeding,  (e) post-petition interest on the Indebtedness referred to in clauses (a) through (d) above,  at the rate provided for in the instrument
or  agreements   evidencing  such  Indebtedness,   accruing  subsequent  to  the
commencement  of an  Insolvency  Proceeding  (whether  or not such  interest  is allowed as a claim in such  Insolvency  Proceeding),  and (f) any  refinancings, renewals,  or extensions of the Indebtedness  referred to in clauses (a) through
(e) above.

      "SENIOR LOAN  DOCUMENTS"  means the Senior Credit  Agreement and the other
Loan  Documents  (as defined in the Senior Credit  Agreement),  each as amended, restated  supplemented,  or otherwise modified from time to time,  including any agreement extending the maturity of, consolidating,  or otherwise  restructuring
(including  adding  subsidiaries of Borrowers  thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement  agreement and whether by the same or any other agent,  lender, or group and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

      10.  AFFIRMATIVE  COVENANTS.  Except to the extent permitted by the Senior
Credit  Agreement  so long as such  facility  remains in  effect,  from the date hereof and until  payment in full of this Note,  the Maker will,  and will cause each of its Subsidiaries to:

      (a) Maintenance of Existence. Do all things necessary to preserve and keep in full force and effect its existence as a corporation.

      (a) Compliance with Applicable Laws.  Comply in all material respects with the requirements of all applicable statutes, laws, rules, regulations and orders of any  governmental  authority,  except  where  contested  in good faith and by proper proceedings.

      (b)  Licenses.  Obtain  and  maintain  all  material  licenses,   permits,
franchises or other  governmental  authorizations  necessary to the ownership of its properties or to the conduct of its business.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 19 of 98 Pages
------------------------                                 -----------------------

      (c) Financial Reporting.  Comply with the financial reporting requirements set forth in the Senior Credit Agreement.

      10. NEGATIVE COVENANTS.

      (a)  Indebtedness.  Except to the extent  permitted  by the Senior  Credit
Agreement so long as such  facility  remains in effect,  neither the Company nor any Subsidiary will incur indebtedness for borrowed money except the following:

            (i) Senior  Debt  under  Senior  Credit  Agreement  in an  aggregate principal amount not to exceed $40 million;

            (ii)  Indebtedness  for borrowed money that is not secured by a Lien on any  assets,  property  or capital  stock  owned by the Company or any of its
Subsidiaries in an amount not to exceed $1,000,000; and

            (iii) any other Indebtedness  permitted to be incurred under Section
6.1 of the Senior Credit Agreement so long as such facility remains in effect.

      (b) Liens.  Neither the Company nor any of its Subsidiaries  shall create, incur,  assume  or permit  to exist  any Lien on or with  respect  to any of its assets or property of any  character,  whether now owned or hereafter  acquired, except for Permitted Liens (as defined in the Senior Credit Agreement so long as such  facility  remains in effect;  provided  that  "Permitted  Liens"  shall be defined in accordance with Section 9 otherwise).

      (c) Material Asset Sales.  Neither the Company nor any of its Subsidiaries
shall sell, lease,  transfer,  license or otherwise dispose of any of its assets or property including securities (collectively, a "Transfer"), whether now owned or  hereafter  acquired,  except (i)  transfers  in the  ordinary  course of its business  consisting  of the sale of inventory and sales of worn-out or obsolete equipment and (ii) transfers not in excess of one million ($1,000,0000) for fair value and other than to any affiliate of the Company.

      (d) Mergers,  Etc. Neither the Company nor any of its  Subsidiaries  shall consolidate  with or merge into any other  Person or permit any other  Person to merge into it.

      11.  DEFAULT.  Except  to the  extent  that any of the  following  are not
"Events of Default"  under the Senior Credit  Agreement so long as such facility remains in effect,  the  occurrence of any one or more of the  following  events shall  constitute an event of default (each, an `Event of Default"),  upon which
Payee may declare the entire  principal  amount of this Note,  together with all accrued but unpaid interest, to be immediately due and payable in cash:

      (a) The Obligors  shall fail to make any payment of principal  (including, but not  limited  to,  upon any  conversion  pursuant to Section 5 hereof or the maturity of the Note)  and/or  accrued but unpaid  interest  (at the  applicable rate)  when due and  payable,  and  such  failure,  in the case of any  interest payment, shall continue for a period of at least five business days.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 20 of 98 Pages
------------------------                                 -----------------------

      (b) The Obligors shall be in material  default of any term or provision of this Note, the Purchase  Agreement,  the  Registration  Rights  Agreement or the
Security Agreement,  and such failure shall continue through 15 days after Payee gives written notice of such default to Maker.

      (c) Any  representation or warranty of the Maker contained in the Purchase
Agreement  or the  Registration  Rights  Agreement  shall have been false in any material respect on the Closing Date.

      (d) Maker or any of its Subsidiaries shall (i)(A) fail to make any payment when due  under  the terms of any bond,  debenture,  note or other  evidence  of indebtedness,  including the Senior Debt,  to be paid by such Person  (excluding this Note but including any other  evidence of  indebtedness  of Maker or any of its subsidiaries to the Payee) and such failure shall continue beyond any period of grace  provided  with respect  thereto,  or (B) default in the  observance or performance  of any other  agreement,  term or  condition  contained in any such bond, debenture, note or other evidence of indebtedness,  and (ii) in each case, the  effect of such  failure  or  default  is to cause,  or permit the holder or holders  thereof to cause,  indebtedness  in an aggregate  amount of one million dollars ($1,000,000) or more to become due prior to its stated date of maturity, unless such acceleration shall have been rescinded and such failure to pay cured within thirty (30) days from the date of such acceleration.

      (e) A final  judgment  or order for the  payment of money in excess of one million dollars  ($1,000,000)  (exclusive of amounts covered by insurance issued by an insurer not an affiliate of Maker) shall be rendered  against the Maker or any of its Subsidiaries  and the same shall remain  undischarged for a period of thirty (30) days during which execution shall not be effectively  stayed, or any judgment,  writ,  assessment,  warrant of  attachment,  or  execution or similar process shall be issued or levied against a substantial  part of the property of the Maker or any of its subsidiaries and such judgment, writ, or similar process shall not be released, stayed, vacated or otherwise dismissed within thirty (30)
days after issue or levy.

      (f) any Liens of Payee in any of the  assets of Maker or its  Subsidiaries shall cease to be or shall not be valid and perfected  Liens or the Maker or any
Subsidiary shall assert that such Liens are not valid and perfected Liens.

      (g) The  Maker  or any of its  Subsidiaries,  pursuant  to or  within  the meaning of Title 11, U.S. Code, or any similar federal, foreign or state law for the  relief  of  debtors  (collectively,  "Bankruptcy  Law"),  (i)  commences  a voluntary  case, (ii) consents to the entry of an order for relief against it in an involuntary  case, (iii) consents to the appointment of a receiver,  trustee, assignee,  liquidator or similar official (a "Custodian"),  (iv) makes a general assignment  for the benefit of its creditors or (v) admits in writing that it is generally unable to pay its debts as they become due.

      (h) A court of competent  jurisdiction enters an order or decree under any
Bankruptcy  Law  that  (i)  is  for  relief  against  the  Maker  or  any of its
Subsidiaries  in an involuntary  case, (ii) appoints a Custodian of the Maker or any of its  Subsidiaries  or (iii) orders the liquidation of the Maker or any of its Subsidiaries.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 21 of 98 Pages
------------------------                                 -----------------------

      Without  limiting  the  above,  the  Maker   acknowledges   that  payments
(including  but not  limited to upon  conversion  of this  Note) on the  various scheduled  due dates are of  essence  and that any  failure  to timely  make any applicable  payment of the  principal or interest  (within any  permitted  grace period)  permits  Payee to  declare  this  Note  immediately  due in cash in its entirety without any prior notice of any kind to Maker,  except for the specific notices  provided  above.  Upon the occurrence and during the  continuance of an event of default,  the  interest  rate under this Note shall be increased to the lesser of (a) sixteen  percent  (16%) or (b) the highest  lawful  interest  rate permitted  by  applicable  law.  In the event  that  such  event of  default  is subsequently  cured, the adjustment  referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the interest as calculated  and unpaid at such  increased  rate during the  continuance  of such event of default  shall  continue  to apply to the extent  relating  to the days after the occurrence of such event of default  through and including the date of cure of such event of default.

      12. APPLICABLE LAW; FORUM. THE VALIDITY,  CONSTRUCTION AND  ENFORCEABILITY
OF THIS  NOTE  SHALL BE  GOVERNED  BY THE  INTERNAL  LAWS OF THE STATE OF TEXAS,
WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF.  EACH OF PAYEE AND
MAKER  CONSENTS TO SUBMIT TO THE PERSONAL  JURISDICTION  OF ANY STATE OR FEDERAL
COURT SITTING IN THE STATE OF TEXAS, IN ANY ACTION OR PROCEEDING  ARISING OUT OF
OR  RELATING  TO THIS NOTE,  AGREES  THAT ALL CLAIMS IN RESPECT OF THE ACTION OR
PROCEEDING  MAY BE HEARD AND  DETERMINED  IN ANY SUCH  COURT,  AND AGREES NOT TO
BRING ANY ACTION OR  PROCEEDING  ARISING  OUT OF OR RELATING TO THIS NOTE IN ANY
OTHER COURT.  EACH OF THE PARTIES TO THIS AGREEMENT  AGREES NOT TO ASSERT IN ANY
ACTION OR  PROCEEDING  ARISING  OUT OF  RELATING  TO THIS NOTE THAT THE VENUE IS
IMPROPER, AND WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY
ACTION OR  PROCEEDING SO BROUGHT AND WAIVES ANY BOND,  SURETY OR OTHER  SECURITY
THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO.

      13. WAIVERS.  The Maker hereby waives  presentment for payment,  notice of dishonor, protest and notice of payment and all other demands and notices of any kind in connection with the enforcement of this Note. Any provision of this Note may be amended,  waived or modified upon the written consent of Maker and Payee.
No failure or delay on the part of the Payee in the exercise of any power, right or privilege  hereunder shall operate as a waiver thereof,  nor shall any single or partial  exercise of any such power,  right or  privilege  preclude  other or further exercise thereof or of any other power, right or privilege.

      14. NO SETOFFS.  The Maker shall pay (and, if applicable,  this Note shall automatically  accrete in respect  of)  principal  and  interest  under the Note without any deduction for any setoff or counterclaim.

      15.  COSTS OF  COLLECTION.  If this Note is not paid  when due,  the Maker
shall  pay  Payee's  reasonable  costs  of  collection,   including   reasonable
attorneys' fees.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 22 of 98 Pages
------------------------                                 -----------------------

      16. NOTICES. Whenever notice is required to be given under this Note, such notice shall be given in accordance with Section 7.7 of the Purchase Agreement.

      17.  TRANSFERABILITY.  This Note shall be transferable  by Payee.  Neither this Note, nor any obligations  hereunder,  shall be assignable by Maker without
Payee's express written consent.

      18. INSPECTION RIGHTS. The Holder and its  representatives  shall have the right, at any time during normal business hours,  upon reasonable  prior notice, to visit and inspect the  properties of Maker and its  corporate,  financial and operating records, and make abstracts therefrom.

      19. SEVERABILITY. The invalidity, illegality or unenforceability of one or more of the  provisions  of this Note in any  jurisdiction  shall not affect the validity,  legality  or  enforceability  of the  remainder  of this Note in such jurisdiction or the validity, legality or enforceability of this Note, including any such provision, in any other jurisdiction, it being intended that all rights and  obligations  of the parties  hereunder  shall be enforceable to the fullest extent permitted by law. Payee does not agree or intend to contract for, charge, collect,  take,  reserve or receive  any  amount in the  nature of  interest  or otherwise  which  would in any way or event  (including  demand,  prepayment  or acceleration)  cause Payee to collect  more on its loan that the maximum  amount
Payee would be  permitted  to charge or collect by federal law or the law of the
State of Texas (as  applicable).  Any such  excess  interest  shall  instead  of anything to the contrary,  be applied first to reduce the outstanding  principal balance of this Note,  and when the principal  balance has been paid in full, be refunded to Maker.

                           (SIGNATURE PAGE FOLLOWS)

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 23 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS WHEREOF,  the undersigned  Obligors have hereunto affixed their signatures.

BELL INDUSTRIES, INC., a California corporation

By /s/ Kevin. J. Thimjon
   ---------------------------------------
Its EVP & CFO

BELL INDUSTRIES, INC., a Minnesota corporation

By /s/ Kevin. J. Thimjon
   ---------------------------------------
Its CFO

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 24 of 98 Pages
------------------------                                 -----------------------

                                                                       Exhibit 6

ANYTHING  HEREIN  TO  THE  CONTRARY   NOTWITHSTANDING,   THE  REPAYMENT  OF  THE
OBLIGATIONS  EVIDENCED  BY THIS  AGREEMENT,  THE  LIENS AND  SECURITY  INTERESTS
SECURING THE OBLIGATIONS EVIDENCED BY THIS AGREEMENT,  THE EXERCISE OF ANY RIGHT
OR REMEDY WITH RESPECT  THERETO,  AND CERTAIN OF THE RIGHTS OF THE HOLDER HEREOF
ARE SUBJECT TO THE PROVISIONS OF THE INTERCREDITOR  AND SUBORDINATION  AGREEMENT
DATED AS OF MARCH 12, 2007 (AS  AMENDED,  RESTATED,  SUPPLEMENTED,  OR OTHERWISE
MODIFIED FROM TIME TO TIME, THE "INTERCREDITOR AGREEMENT"), BY AND BETWEEN WELLS
FARGO  FOOTHILL,  INC.,  AS SENIOR  AGENT,  AND  NEWCASTLE  PARTNERS,  L.P.,  AS
SUBORDINATED  CREDITOR.  IN THE EVENT OF ANY  CONFLICT  BETWEEN THE TERMS OF THE
INTERCREDITOR  AGREEMENT  AND THIS  AGREEMENT,  THE  TERMS OF THE  INTERCREDITOR
AGREEMENT SHALL GOVERN AND CONTROL.

      This SECURITY  AGREEMENT (this  "Agreement"),  dated as of March 12, 2007, among  Grantors  listed on the  signature  pages  hereof  and  those  additional entities  that  hereafter  become  parties  hereto  by  executing  the  form  of
Supplement attached hereto as Annex 1 (collectively,  jointly and severally, the
"Grantors" and each, individually,  a "Grantor"),  and NEWCASTLE PARTNERS, L.P.,
(together with its successors or assigns, the "Secured Party").

                              W I T N E S S E T H:

      WHEREAS,  Grantors  and the Secured  Party have  entered into that certain
Amended and  Restated  Convertible  Promissory  Note,  dated March 12, 2007 (the
"Note") wherein Secured Party has agreed to advance  $10,000,000 to Borrower and make certain financial accommodations pursuant to the terms thereof, and

      WHEREAS,  in order to induce the Secured  Party to enter into the Note and other agreements between the parties, and to induce the Secured Creditor to make
financial  accommodations  to  Borrowers,   Grantors  have  agreed  to  grant  a
continuing  security  interest in and to the  Collateral  in order to secure the prompt and complete payment,  observance and performance of, among other things, the Secured Obligations owing to the Secured Creditor,

      WHEREAS,  pursuant to that certain Credit  Agreement dated January 31 2007
(the "Credit Agreement") among the Borrowers and Wells Fargo Foothill,  Inc., in its capacity as administrative agent for a certain Lender Group and Bank Product
Provider (together with its successors, the "Agent"), the Agent and Lender Group has made certain  financial  accommodations  available to Borrowers from time to time pursuant to the terms and conditions thereof, and

      WHEREAS, reference is made to that certain Intercreditor and Subordination
Agreement entered into by and between Secured Party and Agent, dated as of March
12, 2007 (the "Intercreditor Agreement")

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 25 of 98 Pages
------------------------                                 -----------------------

      NOW,  THEREFORE,  for and in  consideration of the recitals made above and other good and valuable consideration,  the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

      1.    DEFINED TERMS. All capitalized  terms used herein  (including in the preamble  and  recitals  hereof)  without  definition  shall  have the  meanings ascribed  thereto in the Note. Any terms used in this Agreement that are defined in the Code  shall be  construed  and  defined  as set forth in the Code  unless otherwise defined herein or in the Note; provided,  however, that if the Code is used to define any term used herein and if such term is defined  differently  in different Articles of the Code, the definition of such term contained in Article
9 of the Code shall govern. In addition to those terms defined elsewhere in this
Agreement,  as used in this  Agreement,  the  following  terms  shall  have  the following meanings:

            (a)  "ACCOUNT"  means an  account  (as that term is  defined  in the
Code).

            (b)  "ACCOUNT  DEBTOR"  means an  account  debtor  (as that  term is defined in the Code).

            (c)  "AGENT"  had the  meaning  specified  in the  recitals  to this
Agreement.

            (d) "AGENT'S LIEN" has the meaning specified therefor in the Agent's
Credit Agreement.

            (e)  "BOOKS"  means  books and  records  (including  each  Grantor's
Records indicating,  summarizing, or evidencing such Grantor's assets (including the  Collateral)  or  liabilities,  each  Grantor's  Records  relating  to  such
Grantor's business operations or financial  condition,  and each Grantor's goods or General Intangibles related to such information).

            (f) "BORROWER" or "BORROWERS" has the meaning specified  therefor in the recitals to this Agreement.

            (g) "CASH  EQUIVALENTS"  means  (a)  marketable  direct  obligations issued by, or unconditionally  guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States,  in each case  maturing  within 1 year  from the date of  acquisition  thereof,  (b)
marketable  direct  obligations  issued by any state of the United States or any political  subdivision of any such state or any public  instrumentality  thereof maturing within 1 year from the date of acquisition  thereof and, at the time of acquisition,  having  one of the two  highest  ratings  obtainable  from  either
Standard  & Poor's  Rating  Group  ("S&P") or Moody's  Investors  Service,  Inc.
("Moody's"),  (c) commercial  paper maturing no more than 270 days from the date of creation thereof and, at the time of acquisition, having a rating of at least
A-1 from S&P or at least  P-1 from  Moody's,  (d)  certificates  of  deposit  or bankers' acceptances maturing within 1 year from the date of acquisition thereof issued by any bank  organized  under the laws of the United  States or any state thereof having at the date of acquisition  thereof  combined capital and surplus of not less than $250,000,000, (e) Deposit Accounts maintained with (i) any bank that  satisfies  the criteria  described in clause (d) above,  or (ii) any other bank organized  under the laws of the United States or any state thereof so long as the  amount  maintained  with any such  other  bank is less  than or equal to
$100,000 and is insured by the Federal Deposit  Insurance  Corporation,  and (f)

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 26 of 98 Pages
------------------------                                 -----------------------

Investments in money market funds substantially all of whose assets are invested in the types of assets described in clauses (a) through (e) above.

            (h) "CHATTEL  PAPER" means chattel paper (as that term is defined in the Code) and includes tangible chattel paper and electronic chattel paper.

            (i) "CODE"  means the  California  Uniform  Commercial  Code,  as in effect from time to time; provided,  however,  that in the event that, by reason of  mandatory  provisions  of  law,  any or all of the  attachment,  perfection, priority,  or remedies with respect to Secured Party's Lien on any Collateral is governed  by  the  Uniform  Commercial  Code  as  enacted  and  in  effect  in a jurisdiction other than the State of California,  the term "Code" shall mean the
Uniform  Commercial  Code as enacted  and in effect in such  other  jurisdiction solely for  purposes of the  provisions  thereof  relating  to such  attachment, perfection, priority, or remedies.

            (j) "COLLATERAL" has the meaning specified therefor in Section 2.

            (k) "COMMERCIAL  TORT CLAIMS" means  commercial tort claims (as that term is defined in the Code),  and includes those  commercial tort claims listed on Schedule 1 attached hereto ("Commercial Tort Claims").

            (l) "COPYRIGHTS" means copyrights and copyright  registrations,  and also includes (i) the copyright  registrations  and  recordings  thereof and all applications  in connection  therewith  listed on Schedule 2 attached hereto and made a part hereof,  (ii) all  reissues,  continuations,  extensions or renewals thereof, (iii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof,  (iv) the right to sue for past, present and future  infringements and dilutions thereof,  (v) the goodwill of each Grantor's business  symbolized  by the foregoing or connected  therewith,  and (vi) all of each Grantor's rights corresponding thereto throughout the world.

            (m) "COPYRIGHT  SECURITY  AGREEMENT"  means each Copyright  Security
Agreement  among  Grantors,  or any of them,  and Agent,  for the benefit of the
Secured Party, in substantially the form of Exhibit A attached hereto,  pursuant to which  Grantors  have granted to Secured  Party,  a security  interest in all their respective Copyrights.

            (n)  "DEPOSIT  ACCOUNT"  means any deposit  account (as that term is defined in the Code).

            (o)  "EQUIPMENT"  means  equipment  (as that term is  defined in the
Code).

            (p) "EVENT OF  DEFAULT"  has the meaning  specified  therefor in the
Note or any breach of the terms and  conditions of this Agreement or the failure to perform or observe any covenant hereof.

            (q) "GENERAL INTANGIBLES" means general intangibles (as that term is defined in the Code) and, in any event,  includes payment intangibles,  contract rights,  rights to  payment,  rights  arising  under  common law,  statutes,  or

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 27 of 98 Pages
------------------------                                 -----------------------

regulations,  choses or things  in  action,  goodwill  (including  the  goodwill associated  with any  Trademark,  Patent,  or Copyright),  Patents,  Trademarks,
Copyrights,  URLs and domain  names,  industrial  designs,  other  industrial or
Intellectual Property or rights therein or applications therefor,  whether under license or otherwise,  programs,  programming materials,  blueprints,  drawings, purchase orders,  customer lists,  monies due or recoverable from pension funds, route  lists,  rights to payment and other rights under any royalty or licensing agreements,  including  Intellectual  Property  Licenses,  infringement  claims, computer programs,  information contained on computer disks or tapes,  software, literature, reports, catalogs, pension plan refunds, pension plan refund claims, insurance premium rebates,  tax refunds,  and tax refund claims,  interests in a partnership  or limited  liability  company  which do not  constitute a security under  Article  8 of the  Code,  and any  other  personal  property  other  than
Commercial Tort Claims, money, Accounts, Chattel Paper, Deposit Accounts, goods,
Investment  Related  Property,  Negotiable  Collateral,  and oil,  gas, or other minerals before extraction.

            (r) "GRANTOR" and "GRANTORS" have the meanings specified therefor in the recitals to this Agreement.

            (s)  "GUARANTY"  has the meaning  specified  therefor in the Agent's
Credit Agreement.

            (t) "INDEBTEDNESS" means (a) all obligations for borrowed money, (b)
all  obligations  evidenced  by  bonds,  debentures,  notes,  or  other  similar instruments and all  reimbursement or other obligations in respect of letters of credit,  bankers acceptances,  interest rate swaps, or other financial products,
(c) all  obligations as a lessee under capital  leases,  (d) all  obligations or liabilities  of  others  secured  by a Lien  on any  asset  of a  Person  or its
Subsidiaries,  irrespective  of whether such obligation or liability is assumed,
(e) all  obligations  to pay the deferred  purchase  price of assets (other than trade  payables  incurred in the ordinary  course of business  and  repayable in accordance with customary  trade  practices),  (f) all  obligations  owing under hedge agreements,  and (g) any obligation  guaranteeing or intended to guarantee
(whether directly or indirectly guaranteed,  endorsed,  co-made,  discounted, or sold  with  recourse)  any  obligation  of any  other  Person  that  constitutes
Indebtedness under any of clauses (a) through (f) above.

            (u)  "INSOLVENCY  PROCEEDING"  means any proceeding  commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal  bankruptcy or insolvency  law,  assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization,  arrangement, or other similar relief.

            (v) "INTELLECTUAL PROPERTY" means Patents,  Copyrights,  Trademarks, the goodwill associated with such Trademarks,  trade secrets and customer lists, and Intellectual Property Licenses.

            (w) "INTELLECTUAL PROPERTY LICENSES" means rights under or interests in any patent,  trademark,  copyright or other intellectual property,  including software license agreements with any other party, whether the applicable Grantor

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 28 of 98 Pages
------------------------                                 -----------------------

is a licensee  or  licensor  under any such  license  agreement,  including  the license agreements listed on Schedule 3 attached hereto and made a part hereof.

            (x)  "INVENTORY"  means  inventory  (as that term is  defined in the
Code).

            (y) "INVESTMENT  RELATED PROPERTY" means (i) investment property (as that term is defined in the Code), and (ii) all of the following  (regardless of
whether  classified  as  investment   property  under  the  Code):  all  Pledged
Interests, Pledged Operating Agreements, and Pledged Partnership Agreements.

            (z)    "NEGOTIABLE    COLLATERAL"    means    letters   of   credit,
letter-of-credit rights, instruments, promissory notes, drafts, and documents.

            (aa)  "NOTE"  has the  meaning  specified  in the  recitals  to this
Agreement.

            (bb)  "OBLIGATIONS"  means all loans,  advances,  debts,  principal, interest  (including  any interest  that accrues  after the  commencement  of an
Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such  Insolvency  Proceeding),  contingent  reimbursement
obligations   with  respect  to   outstanding   Letters  of  Credit,   premiums,
liabilities, obligations (including indemnification obligations), fees, charges, costs,  (including any fees or expenses that accrue after the commencement of an
Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding),  lease payments, guaranties, covenants,  and duties of any kind and  description  owing by  Borrowers  to the
Secured Party pursuant to or evidenced by the Note and  irrespective  of whether for the payment of money,  whether  direct or indirect,  absolute or contingent, due or to become due, now  existing or  hereafter  arising,  and  including  all interest  not paid  when  due and all  other  expenses  or  other  amounts  that
Borrowers are required to pay or reimburse. Any reference in the Agreement or in the Note to the  Obligations  shall  include all or any portion  thereof and any extensions,  modifications,  renewals,  or alterations  thereof,  both prior and subsequent to any Insolvency Proceeding.

            (cc)  "PATENTS"  means  patents  and patent  applications,  and also includes (i) the patents and patent  applications  listed on Schedule 4 attached hereto and made a part  hereof,  (ii) all  renewals  thereof,  (iii) all income, royalties,  damages and payments now and hereafter due or payable under and with
respect  thereto,   including  payments  under  all  licenses  entered  into  in connection  therewith and damages and payments for past or future  infringements or  dilutions  thereof,  (iv) the  right to sue for  past,  present  and  future infringements  and  dilutions  thereof,  and (v) all of  each  Grantor's  rights corresponding thereto throughout the world.

            (dd)  "PATENT   SECURITY   AGREEMENT"  means  each  Patent  Security
Agreement  among Grantors,  or any of them, and Secured Party, in  substantially the form of Exhibit B attached  hereto,  pursuant to which Grantors have granted to Secured Party, a security interest in all their respective Patents.

            (ee)  "PERMITTED  LIENS" means (a) Liens held by the Agent under the
Agent's  Credit  Agreement,  (b) Liens for unpaid taxes,  assessments,  or other governmental  charges or levies that either (i) are not yet delinquent,  or (ii)
do not have priority over the Secured  Party's Liens and the  underlying  taxes, assessments,  or charges or levies are the subject of  Permitted  Protests,  (c)

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 29 of 98 Pages
------------------------                                 -----------------------

judgment  Liens that do not  constitute an Event of Default under the Note,  (d)
Liens set forth on Schedule  P-2,  provided  that any such Lien only secures the
Indebtedness   that  it  secures  on  the  Closing  Date  and  any   Refinancing
Indebtedness  in respect  thereof,  (e) the interests of lessors under operating leases,  (f)  purchase  money Liens or the  interests of lessors  under  Capital
Leases to the extent  that such Liens or  interests  secure  Permitted  Purchase
Money  Indebtedness  and so long as (i) such  Lien  attaches  only to the  asset purchased or acquired and the proceeds thereof,  and (ii) such Lien only secures the Indebtedness that was incurred to acquire the asset purchased or acquired or any Refinancing  Indebtedness in respect thereof, (g) Liens arising by operation of law in favor of warehousemen,  landlords,  carriers, mechanics, material men, laborers,  or suppliers,  incurred in the ordinary course of business and not in connection with the borrowing of money,  and which Liens either (i) are for sums not yet delinquent,  or (ii) are the subject of Permitted Protests, (h) Liens on amounts  deposited in connection with obtaining  worker's  compensation or other unemployment  insurance,  (i) Liens on amounts  deposited in connection with the making or entering into of bids,  tenders,  or leases in the ordinary  course of business and not in connection with the borrowing of money, (j) Liens on amounts deposited as security for surety or appeal bonds in  connection  with  obtaining such bonds in the  ordinary  course of  business,  (k) with  respect to any Real
Property,  easements,  rights  of  way,  and  zoning  restrictions  that  do not materially interfere with or impair the use or operation thereof; (l) Liens held by Ingram  Micro  solely to secure any Ingram  Micro Debt that is  permitted  by
Section 6.1 of the Agent's Agreement; provided, however, that from and after the date that is 5  Business  Days  after the  closing  date of the  Agent's  Credit
Agreement,  such Liens shall only be  permitted  so long as (i) the Ingram Micro
Subordination  Agreement is in full force and effect;  and (ii) the Ingram Micro
Debt is permitted by Section 6.1 of the Agent's Credit Agreement.

            (ff) "PERSON" has the means natural persons,  corporations,  limited
liability  companies,  limited  partnerships,   general  partnerships,   limited
liability partnerships, joint ventures, trusts, land trusts, business trusts, or other  organizations,  irrespective  of  whether  they are legal  entities,  and governments and agencies and political subdivisions thereof.

            (gg)  "PLEDGED  COMPANIES"  means,  each Person listed on Schedule 5 hereto as a "Pledged Company", together with each other Person, all or a portion of whose Stock,  is acquired or otherwise  owned by a Grantor  after the Closing
Date.

            (hh) "PLEDGED  INTERESTS" means all of each Grantor's  right,  title and interest in and to all of the Stock now or hereafter  owned by such Grantor, regardless of class or  designation,  including all  substitutions  therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including  any  certificates  representing  the Stock,  the right to receive any certificates  representing  any of  the  Stock,  all  warrants,  options,  share appreciation  rights and other  rights,  contractual  or  otherwise,  in respect thereof, and the right to receive dividends,  distributions of income,  profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind,  and cash,  instruments,  and other  property from time to time received,  receivable, or otherwise distributed in respect of or in addition to, in  substitution  of,  on  account  of,  or in  exchange  for  any or all of the foregoing.

            (ii) "PLEDGED INTERESTS ADDENDUM" means a Pledged Interests Addendum substantially in the form of Exhibit C to this Agreement.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 30 of 98 Pages
------------------------                                 -----------------------

            (jj)  "PLEDGED  OPERATING  AGREEMENTS"  means all of each  Grantor's rights,  powers,  and remedies  under the limited  liability  company  operating agreements  of  each  of  the  Pledged  Companies  that  are  limited  liability companies.

            (kk) "PLEDGED  PARTNERSHIP  AGREEMENTS"  means all of each Grantor's rights,  powers,  and remedies under the  partnership  agreements of each of the
Pledged Companies that are partnerships.

            (ll) "PROCEEDS" has the meaning specified therefor in Section 2.

            (mm) "REAL PROPERTY" means any estates or interests in real property now owned or hereafter acquired by any Grantor and the improvements thereto.

            (nn) "REFINANCING  INDEBTEDNESS"  means refinancings,  renewals,  or extensions  of  Indebtedness  so long as: (a) the terms and  conditions  of such refinancings,  renewals,  or  extensions do not, in Secured  Party's  reasonable judgment,  materially  impair the prospects of repayment of the  Obligations  by
Borrowers  or   materially   impair   Borrowers'   creditworthiness,   (b)  such
refinancings,  renewals,  or  extensions  do not  result in an  increase  in the principal amount of the Indebtedness so refinanced,  renewed,  or extended,  (c)
such refinancings,  renewals,  or extensions do not result in an increase in the interest  rate with  respect to the  Indebtedness  so  refinanced,  renewed,  or extended,  (d) such  refinancings,  renewals,  or  extensions do not result in a shortening of the average  weighted  maturity of the Indebtedness so refinanced, renewed,  or  extended,  nor are they on terms or  conditions  that,  taken as a whole,  are materially more  burdensome or restrictive to Borrowers,  (e) if the
Indebtedness that is refinanced,  renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal,  or extension must include  subordination terms and conditions that are at least as favorable to the Secured Party as those that were  applicable to the refinanced,  renewed, or extended Indebtedness, and (f) the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the  Obligations  other than those Persons which were  obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

            (oo)  "RECORDS"  means  information  that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

            (pp)  "SECURITY  INTEREST"  has the  meaning  specified  therefor in
Section 2.

            (qq) "SECURED OBLIGATIONS" means each and all of the following:  (a)
all of the  present  and  future  obligations  of  Grantors  arising  from  this
Agreement or the Note, (b) all Obligations of Borrowers,  including, in the case of each of clauses (a) and (b),  reasonable  attorneys fees and expenses and any interest,  fees,  or  expenses  that  accrue  after the filing of an  Insolvency
Proceeding,  regardless of whether allowed or allowable in whole or in part as a claim in any Insolvency Proceeding.

            (rr) "SECURITIES  ACCOUNT" means a securities  account (as that term is defined in the Code).

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 31 of 98 Pages
------------------------                                 -----------------------

            (ss)  "STOCK"  means  all  shares,  options,  warrants,   interests,
participations,  or other equivalents  (regardless of how designated) of or in a
Person, whether voting or nonvoting, including common stock, preferred stock, or any other  "equity  security"  (as such term is  defined  in Rule  3a11-1 of the
General Rules and Regulations promulgated by the SEC under the Exchange Act).

            (tt) "SUPPORTING  OBLIGATIONS" means supporting obligations (as such term is defined in the Code).

            (uu)   "TRADEMARKS"   means  trademarks,   trade  names,   trademark
applications,  service marks,  service mark applications,  and also includes (i)
the trade names, trademarks, trademark applications,  service marks, and service mark  applications  listed on Schedule 6 attached hereto and made a part hereof, and (ii) all renewals thereof, (iii) all income, royalties, damages and payments now and  hereafter  due or payable  under and with  respect  thereto,  including payments under all licenses entered into in connection therewith and damages and payments for past or future  infringements or dilutions thereof,  (iv) the right to sue for past, present and future infringements and dilutions thereof, (v) the goodwill of each  Grantor's  business  symbolized  by the foregoing or connected therewith, and (v) all of each Grantor's rights corresponding thereto throughout the world.

            (vv) "TRADEMARK  SECURITY  AGREEMENT" means each Trademark  Security
Agreement  among Grantors,  or any of them, and Secured Party, in  substantially the form of Exhibit D attached  hereto,  pursuant to which Grantors have granted to Secured Party a security interest in all their respective Trademarks.

            (ww)  "URL"  means  "uniform  resource  locator,"  an  internet  web address.

      2.    GRANT OF  SECURITY.  Each  Grantor  hereby  unconditionally  grants, assigns,  and pledges to Secured Party, a continuing  security  interest (herein referred to as the "Security Interest") in all personal property of such Grantor whether  now owned or  hereafter  acquired  or  arising  and  wherever  located, including such  Grantor's  right,  title,  and interest in and to the following, whether now owned or  hereafter  acquired or arising and  wherever  located (the
"Collateral"):

            (a) all of such Grantor's Accounts;

            (b) all of such Grantor's Books;

            (c) all of such Grantor's Chattel Paper;

            (d) all of such Grantor's Deposit Accounts;

            (e) all of such Grantor's Equipment and fixtures;

            (f) all of such Grantor's General Intangibles;

            (g) all of such Grantor's Inventory;

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 32 of 98 Pages
------------------------                                 -----------------------

            (h) all of such Grantor's Investment Related Property;

            (i) all of such Grantor's Negotiable Collateral;

            (j)  all  of  such   Grantor's   rights  in  respect  of  Supporting
Obligations;

            (k) all of such Grantor's Commercial Tort Claims;

            (l) all of such Grantor's money, Cash  Equivalents,  or other assets of each such Grantor that now or hereafter come into the possession, custody, or control of the Secured Party;

            (m)  all  of  the  proceeds  and  products,   whether   tangible  or
intangible,  of  any  of the  foregoing,  including  proceeds  of  insurance  or
Commercial Tort Claims covering or relating to any or all of the foregoing,  and any and all Accounts, Books, Chattel Paper, Deposit Accounts, Equipment, General
Intangibles,  Inventory,  Investment  Related Property,  Negotiable  Collateral,
Supporting  Obligations,   money,  or  other  tangible  or  intangible  property
resulting  from  the  sale,  lease,  license,  exchange,  collection,  or  other disposition of any of the foregoing,  the proceeds of any award in  condemnation with respect to any of the foregoing,  any rebates or refunds, whether for taxes or otherwise,  and all proceeds of any such proceeds,  or any portion thereof or interest  therein,  and the proceeds  thereof,  and all proceeds of any loss of, damage to, or destruction of the above, whether insured or not insured,  and, to the extent not otherwise included, any indemnity,  warranty, or guaranty payable by  reason  of loss or  damage  to,  or  otherwise  with  respect  to any of the foregoing (the  "Proceeds").  Without  limiting the generality of the foregoing, the term "Proceeds"  includes whatever is receivable or received when Investment
Related  Property or  proceeds  are sold,  exchanged,  collected,  or  otherwise disposed of, whether such disposition is voluntary or involuntary,  and includes proceeds of any  indemnity or guaranty  payable to any Grantor or Secured  Party from time to time with respect to any of the Investment Related Property.

      3.    SECURITY  FOR  OBLIGATIONS.  Subject only to the  provisions  of the
Intercreditor Agreement, this Agreement and the Security Interest created hereby secures the  payment and  performance  of the Secured  Obligations,  whether now existing or arising hereafter. Without limiting the generality of the foregoing, this Agreement  secures the payment of all amounts which  constitute part of the
Secured  Obligations  and would be owed by Grantors,  or any of them, to Secured
Party, but for the fact that they are  unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Grantor.

      4.    GRANTORS   REMAIN   LIABLE.   Anything   herein   to  the   contrary
notwithstanding,  (a)  each  of the  Grantors  shall  remain  liable  under  the contracts  and  agreements  included in the  Collateral,  including  the Pledged
Operating Agreements and the Pledged Partnership  Agreements,  to perform all of the duties and  obligations  thereunder to the same extent as if this  Agreement had not been  executed,  (b) the exercise by Secured  Party of any of the rights hereunder  shall not release any Grantor  from any of its duties or  obligations under such contracts and agreements included in the Collateral,  and (c) Secured
Party shall have any obligation or liability under such contracts and agreements included in the Collateral by reason of this Agreement,  nor shall Secured Party

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 33 of 98 Pages
------------------------                                 -----------------------

be  obligated  to  perform  any of the  obligations  or duties  of any  Grantors thereunder  or to take any action to collect  or enforce  any claim for  payment assigned  hereunder.  Until an Event of Default  shall occur and be  continuing, except as otherwise provided in this Agreement, Grantors shall have the right to possession  and enjoyment of the  Collateral  for the purpose of conducting  the ordinary course of their respective businesses.  Without limiting the generality of the  foregoing,  it is the  intention  of the parties  hereto that record and beneficial ownership of the Pledged Interests, including all voting, consensual, and dividend rights, shall remain in the applicable Grantor until the occurrence of an Event of Default  and until  Secured  Party  shall  notify the  applicable
Grantor of Secured Party's  exercise of voting,  consensual,  or dividend rights with respect to the Pledged Interests pursuant to Section 15 hereof.

      5.    REPRESENTATIONS  AND WARRANTIES.  Each Grantor hereby represents and warrants as follows:

            (a) The exact legal name of each of the Grantors is set forth on the signature pages of this Agreement.

            (b) Schedule 7 attached hereto sets forth all Real Property owned by
Grantors as of the Closing Date.

            (c) As of the Closing Date, no Grantor has any interest in, or title to, any  Copyrights,  Intellectual  Property  Licenses,  Patents,  or Trademarks
except as set forth on Schedules 2, 3, 4, and 6, respectively,  attached hereto.
This  Agreement  is  effective  to  create a valid and  continuing  Lien on such
Copyrights,  Intellectual  Property  Licenses,  Patents and Trademarks and, upon filing of the Copyright  Security  Agreement  with the United  States  Copyright
Office and filing of the Patent  Security  Agreement and the Trademark  Security
Agreement with the United State Patent and Trademark  Office,  and the filing of appropriate  financing  statements  in the  jurisdictions  listed on  Schedule 8 hereto,  all action  necessary  or desirable to protect and perfect the Security
Interest in and to on each Grantor's Patents, Trademarks, or Copyrights has been taken and such perfected Security Interest is enforceable as such as against any and all  creditors  of and  purchasers  from any  Grantor.  No  Grantor  has any interest in any Copyright that is necessary in connection  with the operation of such Grantor's  business,  except for those Copyrights  identified on Schedule 2 attached  hereto which have been  registered  with the United  States  Copyright
Office.

            (d)  This  Agreement  creates  a  valid  security  interest  in  the
Collateral of each of Grantors, to the extent a security interest therein can be created under the Code, securing the payment of the Secured Obligations.  Except to the extent a security  interest in the Collateral  cannot be perfected by the filing of a financing  statement  under the Code,  all filings and other actions necessary or desirable to perfect and protect such  security  interest have been duly  taken or will have been  taken  upon the  filing of  financing  statements listing each  applicable  Grantor,  as a debtor,  and Secured Party,  as secured party,  in the  jurisdictions  listed next to such  Grantor's name on Schedule 8 attached  hereto.  Upon the making of such  filings,  Secured Party shall have a secured priority  perfected  security interest in the Collateral of each Grantor to the  extent  such  security  interest  can be  perfected  by the  filing of a financing statement.  All action by any Grantor necessary to protect and perfect such security interest on each item of Collateral has been duly taken.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 34 of 98 Pages
------------------------                                 -----------------------

            (e) Except for the Security  Interest created for the benefit of the
Agent,  and hereby for Secured  Party,  each Grantor is and will at all times be the sole holder of record and the legal and beneficial  owner, free and clear of all Liens other than  Permitted  Liens,  of the Pledged  Interests  indicated on
Schedule 5 as being owned by such Grantor and,  when  acquired by such  Grantor, any Pledged  Interests  acquired after the Closing Date; (ii) all of the Pledged
Interests are duly authorized,  validly issued, fully paid and nonassessable and the Pledged Interests constitute or will constitute the percentage of the issued and  outstanding  Stock of the Pledged  Companies of such Grantor  identified on
Schedule 5 hereto as supplemented or modified by any Pledged Interests  Addendum or any  Supplement  to this  Agreement;  (ii)  such  Grantor  has the  right and requisite  authority to pledge,  the Investment Related Property pledged by such
Grantor to Secured  Party as provided  herein;  (iii) all actions  necessary  or desirable to perfect,  establish the priority of, or otherwise protect,  Secured
Party's Liens in the Investment  Related  Collateral,  and the proceeds thereof, have been duly taken, (A) upon the execution and delivery of this Agreement; (B)
upon the taking of possession by Secured Party of any certificates  constituting the Pledged  Interests,  to the extent such Pledged Interests are represented by certificates,  together with undated powers  endorsed in blank by the applicable
Grantor;  (C)  upon  the  filing  of  financing  statements  in  the  applicable jurisdiction  set forth on  Schedule 8 attached  hereto  for such  Grantor  with respect to the Pledged  Interests of such Grantor  that are not  represented  by certificates, and (D) with respect to any Securities Accounts, upon the delivery of Control Agreements with respect thereto;  and (iv) each Grantor has delivered to and deposited  with Secured Party (or, with respect to any Pledged  Interests created  or  obtained  after the  Closing  Date,  will  deliver  and  deposit in accordance with Sections 6(a) and 8 hereof) all  certificates  representing  the
Pledged Interests owned by such Grantor to the extent such Pledged Interests are represented by  certificates,  and undated powers endorsed in blank with respect to  such  certificates.  None of the  Pledged  Interests  owned  or held by such
Grantor  has  been  issued  or   transferred  in  violation  of  any  securities
registration,  securities  disclosure,  or similar laws of any  jurisdiction  to which such issuance or transfer may be subject. Upon satisfaction in full of the
Agent's  liens,  the  Grantors  shall  take such  actions as the  Secured  Party reasonably  requests to effectuate the delivery of any certificate,  document of title,  or other  document  constituting  or relating to the Pledged  Interests,
Investment  Related  Collateral  or any other form of  Collateral to the Secured
Party.

            (f) No  consent,  approval,  authorization,  or other order or other action by, and no notice to or filing with,  any  Governmental  Authority or any other  Person is  required  (i) for the  grant of a  Security  Interest  by such
Grantor  in and  to  the  Collateral  pursuant  to  this  Agreement  or for  the execution,  delivery,  or performance of this Agreement by such Grantor, or (ii)
for the exercise by Secured Party of the voting or other rights  provided for in this Agreement with respect to the Investment  Related  Property or the remedies in  respect  of the  Collateral  pursuant  to this  Agreement,  except as may be required in connection with such  disposition of Investment  Related Property by laws affecting the offering and sale of securities generally.

            (g) Schedule 9 attached  hereto sets forth all motor  vehicles owned by  Grantors  as  of  the  Closing  Date,  by  model,  model  year  and  vehicle identification number ("VIN").

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 35 of 98 Pages
------------------------                                 -----------------------

      6.    COVENANTS. Each Grantor, jointly and severally, covenants and agrees with Secured Party that from and after the date of this  Agreement and until the date of termination of this Agreement in accordance with Section 22 hereof:

            (a)  POSSESSION OF  COLLATERAL.  Subject only to the Agent's  senior interests, in the event that any Collateral, including proceeds, is evidenced by or consists of Negotiable  Collateral,  Investment Related Property,  or Chattel
Paper,  and if and to the extent that  perfection or priority of Secured Party's
Security  Interest is dependent  on or enhanced by  possession,  the  applicable
Grantor, immediately upon the request of Secured Party, shall execute such other documents  and  instruments  as shall be  requested  by  Secured  Party  or,  if
applicable,   endorse  and  deliver  physical   possession  of  such  Negotiable
Collateral,  Investment  Related  Property,  or Chattel Paper to Secured  Party,
together  with such  undated  powers  endorsed in blank as shall be requested by
Secured Party;

            (b) CHATTEL PAPER.

            (i) Each Grantor shall take all steps reasonably  necessary to grant
Secured Party  control of all  electronic  Chattel Paper in accordance  with the
Code and all "transferable records" as that term is defined in Section 16 of the
Uniform  Electronic  Transaction  Act and Section 201 of the federal  Electronic
Signatures  in Global and  National  Commerce  Act as in effect in any  relevant jurisdiction;

            (ii) If any  Grantor  retains  possession  of any  Chattel  Paper or instruments  (which  retention  of  possession  shall be  subject  to the extent permitted  hereby and by the Note),  promptly upon the request of Secured Party, such Chattel Paper and  instruments  shall be marked with the following  legend:
"This writing and the obligations evidenced or secured hereby are subject to the
Security Interest of Newcastle Partners, L.P.";

            (c) CONTROL AGREEMENTS.

            (i) Upon  satisfaction  in full of the Agent's  senior  liens,  each
Grantor for the benefit of Secured Party shall obtain an  authenticated  Control
Agreement, from each bank maintaining a Deposit Account for such Grantor;

            (ii) Upon  satisfaction  in full of the Agent's  senior liens,  each
Grantor for the  benefit of Secured  Party shall  obtain  authenticated  Control
Agreements,   from  each  issuer  of   uncertificated   securities,   securities
intermediary,  or  commodities  intermediary  issuing or holding  any  financial assets or commodities to or for any Grantor;

            (d)  LETTER-OF-CREDIT  RIGHTS.  Each  Grantor that is or becomes the beneficiary  of a letter of credit  shall  promptly  (and in any event  within 2
Business Days after becoming a  beneficiary),  notify Secured Party thereof and, upon the request by Secured Party, enter into a tri-party agreement with Secured
Party and the  issuer or  confirmation  bank with  respect  to  letter-of-credit rights assigning such letter-of-credit rights to Secured Party and directing all payments  thereunder  to  Secured  Party's  Account,  all in form and  substance satisfactory to Secured Party;

            (e) COMMERCIAL TORT CLAIMS.  Each Grantor shall promptly (and in any event  within 2  Business  Days of receipt  thereof),  notify  Secured  Party in

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 36 of 98 Pages
------------------------                                 -----------------------

writing upon incurring or otherwise  obtaining a Commercial Tort Claim after the date  hereof  and,  upon  request of Agent,  promptly  amend  Schedule 1 to this
Agreement to describe such after-acquired Commercial Tort Claim in a manner that reasonably  identifies  such Commercial  Tort Claim,  and hereby  authorizes the filing of additional  financing  statements or amendments to existing  financing statements  describing such Commercial Tort Claims,  and agrees to do such other acts or things  deemed  necessary or desirable by Secured  Party to give Secured
Party a perfected security interest in any such Commercial Tort Claim;

            (f) GOVERNMENT CONTRACTS. If any Account or Chattel Paper arises out of a contract or contracts with the United States of America or any  department, agency, or  instrumentality  thereof,  Grantors shall promptly (and in any event within 2 Business Days of the creation  thereof) notify Secured Party thereof in writing and execute any  instruments  or take any steps  reasonably  required by
Secured  Party in order that all moneys due or to become due under such contract or  contracts  shall be assigned to Secured  Party,  and shall  provide  written notice thereof under the Assignment of Claims Act or other applicable law;

            (g) INTELLECTUAL PROPERTY.

            (i) Upon request of Secured  Party,  in order to facilitate  filings with the United  States  Patent  and  Trademark  Office  and the  United  States
Copyright Office, each Grantor shall execute and deliver to Secured Party one or more Copyright Security  Agreements,  Trademark Security  Agreements,  or Patent
Security  Agreements to further  evidence Secured Party's Lien on such Grantor's
Patents,  Trademarks, or Copyrights, and the General Intangibles of such Grantor relating thereto or represented thereby;

            (ii) Each Grantor  shall have the duty,  to the extent  necessary or economically  desirable in the  operation  of such  Grantor's  business,  (A) to promptly sue for infringement,  misappropriation, or dilution and to recover any and all damages for such  infringement,  misappropriation,  or dilution,  (B) to prosecute diligently any trademark  application or service mark application that is part of the Trademarks  pending as of the date hereof or hereafter  until the
termination  of  this  Agreement,   (C)  to  prosecute   diligently  any  patent
application  that  is part of the  Patents  pending  as of the  date  hereof  or hereafter  until  the  termination  of  this  Agreement,  and  (D) to  take  all reasonable  and necessary  action to preserve and maintain all of such Grantor's
Trademarks, Patents, Copyrights,  Intellectual Property Licenses, and its rights therein,  including the filing of applications  for renewal,  affidavits of use, affidavits of noncontestability and opposition and interference and cancellation proceedings.  Each Grantor shall  promptly file an  application  with the United
States  Copyright Office for any Copyright that has not been registered with the
United States Copyright Office if such Copyright is necessary in connection with the operation of such Grantor's  business.  Any expenses  incurred in connection with the  foregoing  shall be borne by the  appropriate  Grantor.  Each  Grantor further agrees not to abandon any Trademark,  Patent, Copyright, or Intellectual
Property License that is necessary or economically desirable in the operation of such Grantor's business;

            (iii)  Grantors  acknowledge  and agree that the Secured Party shall have  no  duties  with  respect  to  the  Trademarks,  Patents,  Copyrights,  or
Intellectual Property Licenses.  Without limiting the generality of this Section
6(g),  Grantors  acknowledge and agree that Secured Party shall not be under any obligation  to take any steps  necessary to preserve  rights in the  Trademarks,

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 37 of 98 Pages
------------------------                                 -----------------------

Patents, Copyrights, or Intellectual Property Licenses against any other Person, but  Secured  Party may do so at its option  from and after the  occurrence  and during the  continuance  of an Event of Default,  and all  expenses  incurred in connection  therewith  (including  reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of Borrowers ;

            (iv) In no event  shall any  Grantor,  either  itself or through any agent, employee, licensee, or designee, file an application for the registration of any  Patent,  Trademark,  or  Copyright  with the  United  States  Patent and
Trademark  Office,  the United States  Copyright Office or any similar office or agency without giving Secured Party prior written notice thereof.  Promptly upon any such filing, each Grantor shall comply with Section 6(g)(i) hereof;

            (h) INVESTMENT RELATED PROPERTY.

            (i) If any Grantor shall  receive or become  entitled to receive any
Pledged  Interests  after the Closing Date, it shall  promptly (and in any event within 2 Business  Days of  receipt  thereof)  deliver  to Secured  Party a duly executed Pledged Interests Addendum identifying such Pledged Interests;

            (ii) All sums of money and property paid or  distributed  in respect of the  Investment  Related  Property which are received by any Grantor shall be held by the Grantors in trust for the benefit of Secured Party  segregated  from such Grantor's  other  property,  and such Grantor shall deliver it forthwith to
Secured Party's in the exact form received;

            (iii) Each Grantor shall promptly deliver to Secured Party a copy of each  notice or other  communication  received  by it in respect of any  Pledged
Interests;

            (iv) No Grantor  shall make or  consent  to any  amendment  or other modification or waiver with respect to any Pledged Interests,  Pledged Operating
Agreement,  or Pledged  Partnership  Agreement,  or enter into any  agreement or permit to exist any restriction with respect to any Pledged Interests;

            (v) Each Grantor agrees that it will cooperate with Secured Party in obtaining  all  necessary  approvals  and making  all  necessary  filings  under federal,  state,  local, or foreign law in connection with the Security Interest on the Investment Related Property or any sale or transfer thereof;

            (vi) As to all limited liability  company or partnership  interests, issued under any Pledged Operating Agreement or Pledged  Partnership  Agreement,
each  Grantor  hereby  represents,  warrants  and  covenants  that  the  Pledged
Interests  issued  pursuant to such agreement (A) are not and shall not be dealt in or traded on securities  exchanges or in securities  markets,  (B) do not and will not constitute investment company securities,  and (C) are not and will not be held by such  Grantor  in a  securities  account.  In  addition,  none of the
Pledged Operating Agreements,  the Pledged Partnership Agreements,  or any other agreements  governing  any of the  Pledged  Interests  issued  under any Pledged
Operating Agreement or Pledged Partnership  Agreement,  provide or shall provide that such Pledged Interests are securities  governed by Article 8 of the Uniform
Commercial Code as in effect in any relevant jurisdiction;

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 38 of 98 Pages
------------------------                                 -----------------------

            (i) REAL PROPERTY;  FIXTURES. Each Grantor covenants and agrees that upon the  acquisition of any fee interest in Real Property it will promptly (and in any event within 2 Business Days of acquisition)  notify Secured Party of the acquisition of such Real Property and will grant to Secured Party, a Mortgage on each fee interest in Real  Property  now or hereafter  owned by such Grantor and shall  deliver such other  documentation  and  opinions,  in form and  substance satisfactory  to Secured Party, in connection with the grant of such Mortgage as
Secured  Party  shall  request  in its  Permitted  Discretion,  including  title insurance  policies,  financing  statements,  fixture filings and  environmental audits and such Grantor  shall pay all  recording  costs,  intangible  taxes and other fees and costs (including reasonable attorneys fees and expenses) incurred in  connection  therewith.  Each Grantor  acknowledges  and agrees that,  to the extent  permitted by applicable law, all of the Collateral shall remain personal property  regardless  of the  manner of its  attachment  or  affixation  to real property.

            (j) TRANSFERS AND OTHER LIENS.  Grantors shall not (i) sell,  assign
(by operation of law or otherwise) or otherwise  dispose of, or grant any option with respect to, any of the Collateral,  except expressly permitted by the Note, or (ii)  create or permit to exist any Lien upon or with  respect  to any of the
Collateral  of any of Grantors,  except for  Permitted  Liens.  The inclusion of
Proceeds in the  Collateral  shall not be deemed to constitute  Secured  Party's consent  to any sale or other  disposition  of any of the  Collateral  except as expressly permitted in this Agreement; and

            (k) OTHER ACTIONS AS TO ANY AND ALL  COLLATERAL.  Each Grantor shall promptly (and in any event within 2 Business Days of acquiring or obtaining such
Collateral)  notify  Secured  Party in writing  upon (i)  acquiring or otherwise obtaining  any  Collateral  after  the date  hereof  consisting  of  Trademarks,
Patents,   Copyrights,   Intellectual  Property  Licenses,   Investment  Related
Property,  Chattel  Paper  (electronic,  tangible or  otherwise),  documents (as defined in Article 9 of the Code),  promissory notes (as defined in the Code, or instruments  (as  defined  in the Code) or (ii) any amount  payable  under or in connection with any of the Collateral being or becoming evidenced after the date hereof by any Chattel Paper, documents, promissory notes, or instruments and, in each such case upon the request of Secured  Party,  promptly  execute such other documents,  or if  applicable,  deliver such Chattel Paper,  other  documents or certificates  evidencing any Investment  Related Property and do such other acts or things  deemed  necessary or desirable  by Secured  Party to protect  Secured
Party's Security Interest therein; and

            (l) MOTOR VEHICLES.  Upon request of Secured Party,  with respect to all motor vehicles owned by any Grantor, Grantor shall deliver to Secured Party, a certificate  of title for all such motor  vehicles and shall cause those title certificates  to be filed (with the Secured  Party's Lien noted  thereon) in the appropriate state motor vehicle filing office.

      7. RELATION TO OTHER SECURITY DOCUMENTS.  The provisions of this Agreement shall be read and construed  with the other  documents  referred to below in the manner so indicated.

            (a) NOTE. In the event of any conflict between any provision in this
Agreement and a provision in the Note, such provision of the Note shall control.

            (b) PATENT, TRADEMARK, COPYRIGHT SECURITY AGREEMENTS. The provisions of the Copyright Security Agreements,  Trademark Security Agreements, and Patent
Security  Agreements are  supplemental to the provisions of this Agreement,  and

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 39 of 98 Pages
------------------------                                 -----------------------

nothing  contained in the  Copyright  Security  Agreements,  Trademark  Security
Agreements,  or the Patent Security  Agreements shall limit any of the rights or remedies of Secured Party hereunder.

      8.    FURTHER ASSURANCES.

            (a) Each Grantor  agrees that from time to time, at its own expense, such  Grantor  will  promptly  execute and deliver all further  instruments  and documents,  and take all further  action,  that may be necessary or that Secured
Party may  reasonably  request,  in order to perfect and  protect  the  Security
Interest granted or purported to be granted hereby or to enable Secured Party to exercise  and enforce its rights and remedies  hereunder  with respect to any of the Collateral.

            (b) Each Grantor authorizes the filing by Secured Party financing or continuation  statements,  or amendments thereto,  and such Grantor will execute and  deliver to  Secured  Party such other  instruments  or  notices,  as may be necessary or as Secured Party may  reasonably  request,  in order to perfect and preserve the Security Interest granted or purported to be granted hereby.

            (c) Each Grantor  authorizes Secured Party at any time and from time to time to file, transmit, or communicate,  as applicable,  financing statements and  amendments  (i)  describing  the  Collateral as "all  personal  property of debtor" or "all assets of debtor" or words of similar  effect,  (ii)  describing the  Collateral  as being of equal or lesser  scope or with greater  detail,  or
(iii) that contain any  information  required by part 5 of Article 9 of the Code for the  sufficiency  or filing  office  acceptance.  Each  Grantor  also hereby ratifies any and all  financing  statements or  amendments  previously  filed by
Secured Party in any jurisdiction.

            (d) Each Grantor  acknowledges that it is not authorized to file any financing  statement or amendment or  termination  statement with respect to any financing  statement filed in connection  with this Agreement  without the prior written consent of Secured Party, subject to such Grantor's rights under Section
9-509(d)(2) of the Code.

      9.    SECURED PARTY'S RIGHT TO PERFORM  CONTRACTS,  EXERCISE RIGHTS,  ETC.
Upon the occurrence and during the  continuance of an Event of Default,  Secured
Party  (or  its  designee)  (a)  may  proceed  to  perform  any  and  all of the obligations of any Grantor contained in any contract,  lease, or other agreement and  exercise  any and all rights of any Grantor  therein  contained as fully as such Grantor itself could,  (b) shall have the right to use any Grantor's rights under  Intellectual  Property Licenses in connection with the enforcement of the
Secured  Party's rights  hereunder,  including the right to prepare for sale and sell any and all Inventory  and Equipment now or hereafter  owned by any Grantor and now or hereafter  covered by such licenses,  and (c) shall have the right to request that any Stock that is pledged  hereunder be  registered  in the name of
Secured Party or any of its nominees.

      10.   SECURED  PARTY  APPOINTED  ATTORNEY-IN-FACT.   Each  Grantor  hereby
irrevocably appoints Secured Party its attorney-in-fact,  with full authority in the  place  and  stead  of such  Grantor  and in the  name of  such  Grantor  or otherwise,  at such time as an Event of Default has occurred  and is  continuing under the Note, to take any action and to execute any  instrument  which Secured

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 40 of 98 Pages
------------------------                                 -----------------------

Party may  reasonably  deem necessary or advisable to accomplish the purposes of this Agreement, including:

            (a) to ask, demand, collect, sue for, recover,  compromise,  receive and give  acquittance  and receipts for moneys due and to become due under or in connection with the Accounts or any other Collateral of such Grantor;

            (b) to receive and open all mail  addressed  to such  Grantor and to notify postal authorities to change the address for the delivery of mail to such
Grantor to that of Secured Party;

            (c)  to   receive,   indorse,   and  collect  any  drafts  or  other
instruments, documents, Negotiable Collateral or Chattel Paper;

            (d) to  file  any  claims  or  take  any  action  or  institute  any proceedings  which  Secured  Party  may  deem  necessary  or  desirable  for the collection of any of the  Collateral of such Grantor or otherwise to enforce the rights of Secured Party with respect to any of the Collateral;

            (e) to repair,  alter, or supply goods, if any, necessary to fulfill in whole or in part the purchase  order of any Person  obligated to such Grantor in respect of any Account of such Grantor;

            (f) to use any  labels,  Patents,  Trademarks,  trade  names,  URLs, domain  names,  industrial  designs,  Copyrights,  advertising  matter  or other industrial or intellectual  property rights, in advertising for sale and selling
Inventory and other  Collateral  and to collect any amounts due under  Accounts, contracts or Negotiable Collateral of such Grantor; and

            (g) Secured Party shall have the right,  but shall not be obligated, to bring suit in its own name to enforce the Trademarks, Patents, Copyrights and
Intellectual  Property  Licenses and, if Secured  Party shall  commence any such suit, the appropriate Grantor shall, at the request of Secured Party, do any and all lawful acts and execute any and all proper documents  reasonably required by
Secured Party in aid of such enforcement.

            To the extent  permitted by law,  each Grantor  hereby  ratifies all that  such  attorney-in-fact  shall  lawfully  do or cause to be done by  virtue hereof.  This  power of  attorney  is  coupled  with an  interest  and  shall be irrevocable until this Agreement is terminated.

      11.   SECURED PARTY MAY PERFORM.  If any of Grantors  fails to perform any
agreement  contained  herein,   Secured  Party  may  itself  perform,  or  cause
performance  of, such  agreement,  and the reasonable  expenses of Secured Party incurred in connection  therewith  shall be payable,  jointly and severally,  by
Grantors.

      12.   SECURED  PARTY'S  DUTIES.  The powers  conferred  on  Secured  Party hereunder are solely to protect Secured Party's interest in the Collateral,  and shall not impose any duty upon Secured Party to exercise any such powers. Except for  the  safe  custody  of any  Collateral  in its  actual  possession  and the accounting  for moneys  actually  received by it hereunder,  Secured Party shall have no duty as to any Collateral or as to the taking of any necessary  steps to preserve  rights  against  prior  parties or any other rights  pertaining to any
Collateral.  Secured Party shall be deemed to have exercised  reasonable care in

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 41 of 98 Pages
------------------------                                 -----------------------

the custody and preservation of any Collateral in its actual  possession if such
Collateral is accorded treatment substantially equal to that which Secured Party accords its own property.

      13.   COLLECTION  OF  ACCOUNTS,   GENERAL   INTANGIBLES   AND   NEGOTIABLE
COLLATERAL.  At any time upon the occurrence and during the  continuation  of an
Event of  Default,  Secured  Party or Secured  Party's  designee  may (a) notify
Account Debtors of any Grantor that the Accounts,  General Intangibles,  Chattel
Paper or  Negotiable  Collateral  have been assigned to Secured  Party,  or that
Secured  Party has a security  interest  therein,  and (b) collect the Accounts,
General Intangibles and Negotiable Collateral directly, and any collection costs and expenses shall constitute part of such Grantor's  Secured  Obligations under the Note.

      14.   DISPOSITION  OF  PLEDGED  INTERESTS  BY SECURED  PARTY.  None of the
Pledged Interests existing as of the date of this Agreement are, and none of the
Pledged Interests hereafter acquired on the date of acquisition thereof will be, registered or qualified  under the various  federal or state  securities laws of the  United  States and  disposition  thereof  after an Event of Default  may be restricted to one or more private  (instead of public) sales in view of the lack of such  registration.  Each Grantor  understands  that in connection  with such disposition,  Secured Party may approach  only a restricted  number of potential purchasers  and further  understands  that a sale under such  circumstances  may yield a lower price for the Pledged Interests than if the Pledged Interests were registered and qualified  pursuant to federal and state securities laws and sold on the open market. Each Grantor,  therefore,  agrees that: (a) if Secured Party shall,  pursuant  to the  terms of this  Agreement,  sell or cause  the  Pledged
Interests or any portion  thereof to be sold at a private  sale,  Secured  Party shall  have the right to rely upon the  advice  and  opinion  of any  nationally recognized brokerage or investment firm (but shall not be obligated to seek such advice  and the  failure to do so shall not be  considered  in  determining  the commercial  reasonableness  of such  action)  as to the best  manner in which to offer the Pledged  Interest  or any portion  thereof for sale and as to the best price reasonably  obtainable at the private sale thereof;  and (b) such reliance shall be conclusive evidence that Secured Party has handled the disposition in a commercially reasonable manner.

      15.   VOTING RIGHTS.

            (a) Upon the occurrence and during the  continuation  of an Event of
Default,  (i) Secured  Party may, at its option,  and with 2 Business Days prior notice to any Grantor,  and in addition to all rights and remedies  available to
Secured  Party  under any other  agreement,  at law,  in equity,  or  otherwise, exercise all voting  rights,  and all other  ownership or  consensual  rights in
respect  of  the  Pledged  Interests  owned  by  such  Grantor,   but  under  no
circumstances  is Secured  Party  obligated  by the terms of this  Agreement  to exercise such rights, and (ii) if Secured Party duly exercises its right to vote any of such Pledged Interests,  each Grantor hereby appoints Secured Party, such
Grantor's true and lawful  attorney-in-fact  and IRREVOCABLE  PROXY to vote such
Pledged Interests in any manner Secured Party deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders,  partners or members, as the case may be. The power-of-attorney  granted hereby is coupled with an interest and shall be irrevocable.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 42 of 98 Pages
------------------------                                 -----------------------

            (b) For so long as any  Grantor  shall  have  the  right to vote the
Pledged  Interests  owned by it, such Grantor  covenants and agrees that it will not,  without  the prior  written  consent  of Secured  Party,  vote or take any consensual  action with respect to such Pledged Interests which would materially adversely affect the rights of Secured Party and the other members of the Lender
Group or the value of the Pledged Interests.

      16.   REMEDIES. Upon the occurrence and during the continuance of an Event of Default:

            (a)  Secured  Party may  exercise in respect of the  Collateral,  in addition to other  rights and  remedies  provided  for herein,  in the Note,  or otherwise  available  to it, all the rights and  remedies of a secured  party on default  under  the Code or any  other  applicable  law.  Without  limiting  the generality of the  foregoing,  each Grantor  expressly  agrees that, in any such event, without demand of performance or other demand, advertisement or notice of any kind (except a notice specified below of time and place of public or private sale) to or upon any of  Grantors  or any  other  Person  (all and each of which demands,  advertisements  and notices are hereby expressly waived to the maximum extent  permitted by the Code or any other  applicable  law), may take immediate possession of all or any portion of the Collateral and (i) require  Grantors to, and each Grantor  hereby agrees that it will at its own expense and upon request of Secured Party  forthwith,  assemble all or part of the Collateral as directed by Secured Party and make it available to Secured Party at one or more locations where such Grantor regularly maintains Inventory, and (ii) without notice except as  specified  below,  sell the  Collateral  or any part  thereof in one or more parcels  at public  or  private  sale,  at any of  Secured  Party's  offices  or elsewhere,  for cash, on credit,  and upon such other terms as Secured Party may deem commercially reasonable.  Each Grantor agrees that, to the extent notice of sale shall be required by law, at least 10 days notice to any of Grantors of the time and place of any public sale or the time after which any private sale is to be made shall constitute  reasonable  notification and specifically  such notice shall constitute a reasonable "authenticated notification of disposition" within the meaning of Section  9-611 of the Code.  Secured Party shall not be obligated to make any sale of  Collateral  regardless of notice of sale having been given.
Secured  Party  may  adjourn  any  public or  private  sale from time to time by announcement  at the time and place fixed therefor,  and such sale may,  without further notice, be made at the time and place to which it was so adjourned.

            (b) Secured Party is hereby granted a license or other right to use, without  liability  for royalties or any other charge,  each  Grantor's  labels,
Patents,  Copyrights,  rights of use of any name,  trade  secrets,  trade names,
Trademarks, service marks and advertising matter, URLs, domain names, industrial designs,  other industrial or intellectual property or any property of a similar nature,  whether  owned by any of  Grantors  or with  respect  to  which  any of
Grantors  have rights under  license,  sublicense,  or other  agreements,  as it pertains to the  Collateral,  in preparing  for sale,  advertising  for sale and selling any  Collateral,  and each  Grantor's  rights under all licenses and all franchise agreements shall inure to the benefit of Secured Party.

            (c) Any  cash  held by  Secured  Party  as  Collateral  and all cash proceeds  received by Secured Party in respect of any sale of,  collection from, or other  realization  upon all or any part of the  Collateral  shall be applied

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 43 of 98 Pages
------------------------                                 -----------------------

against the Secured Obligations in the order set forth in the Note. In the event the  proceeds  of  Collateral  are  insufficient  to satisfy  all of the Secured
Obligations in full, each Grantor shall remain jointly and severally  liable for any such deficiency.

            (d) Each Grantor hereby  acknowledges  that the Secured  Obligations arose out of a  commercial  transaction,  and agrees that if an Event of Default shall occur and be continuing Secured Party shall have the right to an immediate writ of  possession  without  notice of a hearing.  Secured Party shall have the right to the  appointment of a receiver for the properties and assets of each of
Grantors,  and each Grantor hereby consents to such rights and such  appointment and hereby waives any  objection  such Grantors may have thereto or the right to have a bond or other security posted by Secured Party.

      17.   REMEDIES CUMULATIVE.  Each right, power, and remedy of Secured Party as provided for in this Agreement or in the Note or now or hereafter existing at law or in equity or by statute or otherwise  shall be cumulative  and concurrent and shall be in addition to every other right,  power, or remedy provided for in this  Agreement or in the Note or now or hereafter  existing at law or in equity or by statute or  otherwise,  and the  exercise or  beginning of the exercise by
Secured Party, of any one or more of such rights,  powers, or remedies shall not preclude the  simultaneous or later exercise by Secured Party of any or all such other rights, powers, or remedies.

      18.   MARSHALING.  Secured  Party  shall not be  required  to marshal  any present  or  future  collateral  security  (including  but  not  limited  to the
Collateral) for, or other  assurances of payment of, the Secured  Obligations or any of them or to resort to such  collateral  security  or other  assurances  of payment in any particular  order,  and all of its rights and remedies  hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising.  To the extent that it lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral  which might cause delay in or impede the  enforcement of Secured Party's rights and remedies under this Agreement or under any other instrument creating or evidencing any of the  Secured  Obligations  or under  which  any of the  Secured  Obligations  is outstanding  or by which any of the  Secured  Obligations  is secured or payment thereof is  otherwise  assured,  and, to the extent that it lawfully  may,  each
Grantor hereby irrevocably waives the benefits of all such laws.

      19.   INDEMNITY AND EXPENSES.

            (a) Each Grantor agrees to indemnify  Secured Party from and against all claims,  lawsuits and  liabilities  (including  reasonable  attorneys  fees)
growing out of or resulting from this Agreement  (including  enforcement of this
Agreement) or any other  agreement with Secured Party to which such Grantor is a party, except claims,  losses or liabilities resulting from the gross negligence or willful  misconduct of the party seeking  indemnification  as determined by a final non-appealable order of a court of competent jurisdiction.  This provision shall survive the  termination  of this Agreement and the Note and the repayment of the Secured Obligations.

            (b) Grantors,  jointly and  severally,  shall,  upon demand,  pay to
Secured Party all the expenses which Secured Party may incur in connection  with
(i) the administration of this Agreement, (ii) the custody, preservation, use or operation  of, or, upon an Event of Default,  the sale of,  collection  from, or

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 44 of 98 Pages
------------------------                                 -----------------------

other  realization upon, any of the Collateral in accordance with this Agreement and the Note,  (iii) the exercise or enforcement of any of the rights of Secured
Party hereunder or (iv) the failure by any of Grantors to perform or observe any of the provisions hereof.

      20.   MERGER,  AMENDMENTS;  ETC.  THIS  AGREEMENT  TOGETHER  WITH THE NOTE
REPRESENTS THE FINAL  AGREEMENT  BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED
BY EVIDENCE OF PRIOR,  CONTEMPORANEOUS  OR  SUBSEQUENT  ORAL  AGREEMENTS  OF THE
PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES. No waiver of any provision of this Agreement,  and no consent to any departure by any of Grantors herefrom,  shall in any event be  effective  unless the same shall be in writing and signed by Secured Party,  and then such waiver or consent shall be effective only in the specific  instance and for the specific  purpose for which given. No amendment of any provision of this Agreement shall be effective  unless the same shall be in writing  and signed by Secured  Party and each of  Grantors to which such amendment applies.

      21.   ADDRESSES FOR NOTICES. All notices and other communications provided for  hereunder  shall be given in the form and manner and  delivered  to Secured
Party at the following address:

                        Newcastle Partners, L.P.
                        Attn: Evan Stone, Esq.
                         200 Crescent Court, Suite 1400
                        Dallas, TX 75201

                        with a copy to:

                        Olshan Grundman Frome Rosenzweig & Wolosky LLP
                            Attn: Steve Wolosky, Esq.
                        Park Avenue Tower
                        65 East 55th Street
                        New York, NY 10022

      22.   CONTINUING  SECURITY  INTEREST:  ASSIGNMENTS  UNDER THE  NOTE.  This
Agreement  shall create a continuing  security  interest in the  Collateral  and shall (a) remain in full force and effect until the  Obligations  have been paid in full in cash in accordance  with the  provisions of the Note,  (b) be binding upon each of Grantors,  and their  respective  successors  and assigns,  and (c)
inure  to the  benefit  of,  and be  enforceable  by,  Secured  Party,  and  its successors,  transferees  and assigns.  Without  limiting the  generality of the foregoing clause (c), Secured Party may assign or otherwise  transfer all or any portion of its rights and  obligations  under the Note to any other Person,  and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such the Lender herein or otherwise.  Upon payment in full in cash of the  Obligations  in accordance  with the  provisions  of the Note,  the
Security  Interest  granted  hereby  shall  terminate  and  all  rights  to  the
Collateral  shall revert to Grantors or any other Person  entitled  thereto.  At such time,  Secured Party will authorize the filing of  appropriate  termination statements  to  terminate  such  Security  Interests.  No  transfer  or renewal, extension, assignment, or termination of this Agreement or of the Note any other instrument  or document  executed and  delivered by any Grantor to Secured Party nor any additional Advances or other loans made by any Lender to Borrowers,  nor the  taking  of  further  security,  nor  the  retaking  or  re-delivery  of the

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 45 of 98 Pages
------------------------                                 -----------------------

Collateral to Grantors,  or any of them, by Secured Party,  shall release any of
Grantors from any obligation,  except a release or discharge executed in writing by Secured Party in accordance  with the  provisions of the Note.  Secured Party shall not by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder, unless such waiver is in writing and signed by Secured  Party and then only to the  extent  therein  set forth.  A waiver by
Secured Party of any right or remedy on any occasion shall not be construed as a bar to the  exercise  of any such  right or remedy  which  Secured  Party  would otherwise have had on any other occasion.

      23.   GOVERNING LAW.

            (a) THE  VALIDITY  OF THIS  AGREEMENT  AND THE OTHER LOAN  DOCUMENTS
(UNLESS  EXPRESSLY  PROVIDED TO THE CONTRARY IN ANOTHER LOAN DOCUMENT IN RESPECT
OF SUCH OTHER LOAN DOCUMENT), THE CONSTRUCTION,  INTERPRETATION, AND ENFORCEMENT
HEREOF AND  THEREOF,  AND THE RIGHTS OF THE  PARTIES  HERETO  AND  THERETO  WITH
RESPECT TO ALL MATTERS  ARISING  HEREUNDER OR  THEREUNDER  OR RELATED  HERETO OR
THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH
THE LAWS OF THE STATE OF CALIFORNIA.

            (b) THE  PARTIES  AGREE THAT ALL ACTIONS OR  PROCEEDINGS  ARISING IN
CONNECTION  WITH THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS  SHALL BE TRIED AND
LITIGATED  ONLY IN THE STATE AND, TO THE EXTENT  PERMITTED  BY  APPLICABLE  LAW,
FEDERAL  COURTS  LOCATED  IN THE  COUNTY OF LOS  ANGELES,  STATE OF  CALIFORNIA;
PROVIDED,  HOWEVER,  THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR
OTHER PROPERTY MAY BE BROUGHT,  AT SECURED PARTY'S OPTION,  IN THE COURTS OF ANY
JURISDICTION  WHERE  SECURED  PARTY  ELECTS TO BRING  SUCH  ACTION OR WHERE SUCH
COLLATERAL OR OTHER PROPERTY MAY BE FOUND. SECURED PARTY AND EACH GRANTOR WAIVE,
TO THE EXTENT  PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT
THE  DOCTRINE  OF FORUM NON  CONVENIENS  OR TO OBJECT TO VENUE TO THE EXTENT ANY
PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 23(b).

            (c) TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, SECURED PARTY
AND EACH  GRANTOR  HEREBY WAIVE THEIR  RESPECTIVE  RIGHTS TO A JURY TRIAL OF ANY
CLAIM OR CAUSE OF ACTION  BASED UPON OR ARISING OUT OF THIS  AGREEMENT OR ANY OF
THE TRANSACTIONS  CONTEMPLATED THEREIN,  INCLUDING CONTRACT CLAIMS, TORT CLAIMS,
BREACH OF DUTY CLAIMS,  AND ALL OTHER COMMON LAW OR  STATUTORY  CLAIMS.  SECURED
PARTY AND EACH GRANTOR  REPRESENT  THAT EACH HAS  REVIEWED  THIS WAIVER AND EACH
KNOWINGLY AND VOLUNTARILY  WAIVES ITS JURY TRIAL RIGHTS  FOLLOWING  CONSULTATION
WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION,  A COPY OF THIS AGREEMENT MAY BE
FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

      24.   NEW SUBSIDIARIES.  Any new direct or indirect Subsidiary (whether by acquisition  or creation) of Grantor is required to enter into this Agreement by

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 46 of 98 Pages
------------------------                                 -----------------------

executing  and  delivering  in  favor  of  Secured  Party a  supplement  to this
Agreement  in the form of  Annex 1  attached  hereto.  Upon  the  execution  and delivery  of Annex 1 by such new  Subsidiary,  such  Subsidiary  shall  become a
Grantor  hereunder  with the same force and effect as if  originally  named as a
Grantor  herein.  The  execution  and  delivery  of  any  instrument  adding  an additional Grantor as a party to this Agreement shall not require the consent of any Grantor  hereunder.  The rights and  obligations  of each Grantor  hereunder shall  remain in full force and effect  notwithstanding  the addition of any new
Grantor hereunder.

      25.   MISCELLANEOUS.

            (a) This Agreement may be executed in any number of counterparts and by different parties on separate counterparts,  each of which, when executed and delivered,  shall be deemed to be an  original,  and all of  which,  when  taken together,  shall  constitute  but one and the  same  Agreement.  Delivery  of an executed  counterpart of this  Agreement by  telefacsimile  or other  electronic method of transmission  shall be equally as effective as delivery of an original executed  counterpart  of this  Agreement.  Any  party  delivering  an  executed counterpart of this Agreement by  telefacsimile  or other  electronic  method of transmission  also  shall  deliver  an  original  executed  counterpart  of this
Agreement but the failure to deliver an original executed  counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

            (b)  Any  provision  of  this  Agreement   which  is  prohibited  or
unenforceable  shall  be  ineffective  to the  extent  of  such  prohibition  or unenforceability  without  invalidating the remaining  provisions hereof in that jurisdiction  or affecting the validity or  enforceability  of such provision in any other jurisdiction.

            (c) Headings  used in this  Agreement are for  convenience  only and shall not be used in connection with the interpretation of any provision hereof.

            (d) The pronouns used herein shall include, when appropriate, either gender  and both  singular  and  plural,  and the  grammatical  construction  of sentences shall conform thereto.

            (e)  Unless  the  context  of this  Agreement  or the  Note  clearly requires otherwise, references to the plural include the singular, references to the singular  include the plural,  the terms  "includes" and "including" are not limiting, and the term "or" has, except where otherwise indicated, the inclusive meaning  represented  by the  phrase  "and/or."  The words  "hereof,"  "herein,"
"hereby,"  "hereunder," and similar terms in this Agreement or the Note refer to this  Agreement  or such  Note,  as the case may be,  as a whole  and not to any particular  provision  of this  Agreement  or such  Note,  as the  case  may be.
Section, subsection, clause, schedule, and exhibit references herein are to this
Agreement unless otherwise specified.  Any reference in this Agreement or in the
Note to any agreement,  instrument,  or document shall include all  alterations,
amendments,   changes,  extensions,   modifications,   renewals,   replacements,
substitutions,  joinders,  and supplements,  thereto and thereof,  as applicable
(subject  to  any  restrictions  on  such  alterations,   amendments,   changes,
extensions, modifications, renewals, replacements,  substitutions, joinders, and supplements  set  forth  herein).  Any  reference  herein  or in the Note to the satisfaction or repayment in full of the Obligations shall mean the repayment in full in cash (or cash  collateralization in accordance with the terms hereof) of

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 47 of 98 Pages
------------------------                                 -----------------------

all Obligations other than unasserted  contingent  indemnification  Obligations.
Any  reference  herein to any Person shall be construed to include such Person's successors and assigns.  Any requirement of a writing contained herein or in the
Note  shall be  satisfied  by the  transmission  of a Record  and any  Record so transmitted  shall constitute a  representation  and warranty as to the accuracy and completeness of the information contained therein.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 48 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS  WHEREOF,  the  undersigned  parties  hereto have executed this
Agreement by and through their duly authorized officers,  as of the day and year first above written.

GRANTORS:                                BELL INDUSTRIES, INC.,
                                         a California corporation

                                         By:  /s/ Kevin J. Thimjon
                                             -----------------------------------
                                             Name:  Kevin J. Thimjon
                                                   -----------------------------
                                             Title: EVP & CFO
                                                    ----------------------------

                                         BELL INDUSTRIES, INC.,
                                         a Minnesota corporation

                                         By:  /s/ Kevin J. Thimjon
                                             -----------------------------------
                                             Name:  Kevin J. Thimjon
                                                   -----------------------------
                                             Title: CFO
                                                    ----------------------------

                                         NEWCASTLE PARTNERS, L.P.

                                         By: /s/ Mark Schwarz
                                             -----------------------------------
                                             Name: Mark Schwarz
                                                   -----------------------------
                                             Title: General Partner
                                                    ----------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 50 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 1

                             COMMERCIAL TORT CLAIMS

      [include  specific  case  caption  or  descriptions  per  Official  Code
Comment 5 to Section 9-108 of the Code]

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 51 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 2

                                   COPYRIGHTS

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 52 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 3

                         INTELLECTUAL PROPERTY LICENSES

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 53 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 4

                                     PATENTS

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 54 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 5

                                PLEDGED COMPANIES

--------------------------------------------------------------------------------
   NAME OF       NAME OF      NUMBER OF    CLASS OF   PERCENTAGE OF  CERTIFICATE
   PLEDGOR       PLEDGED     SHARES/UNITS  INTERESTS   CLASS OWNED      NOS.
                 COMPANY
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 55 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 6

                                   TRADEMARKS

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 56 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 7

                               OWNED REAL PROPERTY

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 57 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 8

              LIST OF UNIFORM COMMERCIAL CODE FILING JURISDICTIONS

      Grantor                       Jurisdictions

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 58 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE 9

                                 MOTOR VEHICLES

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 59 of 98 Pages
------------------------                                 -----------------------

                          ANNEX 1 TO SECURITY AGREEMENT

                               FORM OF SUPPLEMENT

      Supplement No. ____ (this "Supplement")  dated as of  _______________,  to the  Security  Agreement  dated as of March  __,  2007  (as  amended,  restated, supplemented or otherwise modified from time to time, the "Security  Agreement")
by  each  of the  parties  listed  on the  signature  pages  thereto  and  those additional  entities  that  thereafter  become  parties  thereto  (collectively, jointly and severally, "Grantors" and each individually "Grantor") and NEWCASTLE
PARTNERS, L.P. (together with its successors or assigns, the "Secured Party").

      W I T N E S S E T H:

      WHEREAS,  Grantors  and the Secured  Party have  entered into that certain
Amended and Restated  Convertible  Promissory  Note, dated as of March __ , 2007
(the "Note") wherein Secured Party has agreed to advance $10,000,000 to Borrower and make certain financial accommodations pursuant to the terms thereof, and

      WHEREAS,  in order to induce the Secured  Party to enter into the Note and other agreements between the parties, and to induce the Secured Creditor to make
financial  accommodations  to  Borrowers,   Grantors  have  agreed  to  grant  a
continuing  security  interest in and to the  Collateral  in order to secure the prompt and complete payment,  observance and performance of, among other things, the Secured Obligations owing to the Secured Creditor,

      WHEREAS,  pursuant to that certain Credit  Agreement dated January __ 2007 the "Credit  Agreement") among the Borrowers and Wells Fargo Foothill,  Inc., in its capacity as administrative agent for a certain Lender Group and Bank Product
Provider (together with its successors, the "Agent"), the Agent and Lender Group has made certain  financial  accommodations  available to Borrowers from time to time pursuant to the terms and conditions thereof, and

      WHEREAS, reference is made to that certain Intercreditor and Subordination
Agreement entered into by and between Secured Party and Agent, dated as of March
__, 2007 (the "Subordination Agreement")

      1. In  accordance  with  Section 24 of the  Security  Agreement,  each New
Grantor,  by its  signature  below,  becomes  a  "Grantor"  under  the  Security
Agreement  with the same force and effect as if  originally  named  therein as a
"Grantor"  and each New  Grantor  hereby  (a)  agrees  to all of the  terms  and provisions of the Security Agreement  applicable to it as a "Grantor" thereunder and (b) represents and warrants that the  representations and warranties made by it as a "Grantor"  thereunder are true and correct on and as of the date hereof.
In furtherance of the foregoing,  each New Grantor,  as security for the payment and performance in full of the Secured  Obligations,  does hereby grant, assign, and pledge to Secured  Party,  for the benefit of the Secured  Party, a security interest in and security title to all assets of such New Grantor including,  all property of the type described in Section 2 of the Security  Agreement to secure the full and prompt payment of the Secured Obligations,  including, any interest thereon, plus reasonable attorneys' fees and expenses if the Secured Obligations represented  by  the  Security  Agreement  are  collected  by  law,  through  an attorney-at-law,  or  under  advice  therefrom.  Schedule  1,  "Commercial  Tort

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 60 of 98 Pages
------------------------                                 -----------------------

Claims", Schedule 2, "Copyrights", Schedule 3, "Intellectual Property Licenses",
Schedule  4,   "Patents",   Schedule  5,   "Pledged   Companies",   Schedule  6,
"Trademarks",  Schedule 7, "Owned Real  Property,"  Schedule 8, "List of Uniform
Commercial Code Filing Jurisdictions",  and Schedule 9 "Motor Vehicles" attached hereto  supplement  Schedule 1,  Schedule 2, Schedule 3, Schedule 4, Schedule 5,
Schedule 6, Schedule 7, Schedule 8, and Schedule 9 respectively, to the Security
Agreement  and shall be deemed a part  thereof for all  purposes of the Security
Agreement.  Each  reference to a "Grantor" in the  Security  Agreement  shall be deemed to include each New  Grantor.  The  Security  Agreement  is  incorporated herein by reference.

      2. Each New Grantor  represents  and  warrants to Secured  Party that this
Supplement  has  been  duly  executed  and  delivered  by such New  Grantor  and constitutes its legal, valid and binding  obligation,  enforceable against it in accordance with its terms,  except as  enforceability  thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws affecting  creditors'  rights  generally and general  principles of equity (regardless of whether such  enforceability is considered in a proceeding at law or in equity).

      3. This Supplement may be executed in multiple counterparts, each of which shall be deemed to be an  original,  but all such  separate  counterparts  shall together  constitute but one and the same instrument.  Delivery of a counterpart hereof by facsimile transmission or by e-mail transmission shall be as effective as delivery of a manually executed counterpart hereof.

      4. Except as expressly  supplemented  hereby, the Security Agreement shall remain in full force and effect.

      5. This  Supplement  shall be construed in accordance with and governed by the laws of the State of  California,  without  regard to the  conflict  of laws principles thereof.

              [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 61 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS  WHEREOF,  each New Grantor and Agent have duly  executed  this
Supplement to the Security Agreement as of the day and year first above written.

NEW GRANTORS:                            [NAME OF NEW GRANTOR]

                                         By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                         [NAME OF NEW GRANTOR]

                                         By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

AGENT:                                   NEWCASTLE PARTNERS, L.P.

                                         By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 62 of 98 Pages
------------------------                                 -----------------------

                                    EXHIBIT A

                          COPYRIGHT SECURITY AGREEMENT

      This COPYRIGHT SECURITY AGREEMENT (this "Copyright Security Agreement") is made this ___ day of ___________,  200_,  among Grantors listed on the signature
pages  hereof  (collectively,   jointly  and  severally,   "Grantors"  and  each
individually  "Grantor"),  and  NEWCASTLE  PARTNERS,  P.P.  (together  with  its successors or assigns, the "Secured Party").

      W I T N E S S E T H:

      WHEREAS,  Grantors  and the Secured  Party have  entered into that certain
Amended and Restated  Convertible  Promissory  Note, dated as of March __ , 2007
(the "Note") wherein Secured Party has agreed to advance $10,000,000 to Borrower and make certain financial accommodations pursuant to the terms thereof, and

      WHEREAS,  in order to induce the Secured  Party to enter into the Note and other agreements between the parties, and to induce the Secured Creditor to make
financial  accommodations  to  Borrowers,   Grantors  have  agreed  to  grant  a
continuing  security  interest in and to the  Collateral  in order to secure the prompt and complete payment,  observance and performance of, among other things, the Secured Obligations owing to the Secured Creditor,

      WHEREAS,  pursuant to that certain Credit  Agreement dated January __ 2007 the "Credit  Agreement") among the Borrowers and Wells Fargo Foothill,  Inc., in its capacity as administrative agent for a certain Lender Group and Bank Product
Provider (together with its successors, the "Agent"), the Agent and Lender Group has made certain  financial  accommodations  available to Borrowers from time to time pursuant to the terms and conditions thereof, and

      WHEREAS, reference is made to that certain Intercreditor and Subordination
Agreement entered into by and between Secured Party and Agent, dated as of March
__, 2007 (the "Subordination Agreement")

      NOW,  THEREFORE,  in  consideration  of the premises and mutual  covenants herein contained and for other good and valuable consideration,  the receipt and sufficiency of which are hereby acknowledged, Grantors hereby agree as follows:

      1.    DEFINED TERMS. All capitalized  terms used but not otherwise defined herein have the meanings given to them in the Security Agreement or the Note.

      2.    GRANT OF SECURITY  INTEREST IN  COPYRIGHT  COLLATERAL.  Each Grantor
hereby grants to Secured  Party, a continuing  security  interest in all of such
Grantor's  right,  title and  interest in, to and under the  following,  whether
presently  existing  or  hereafter  created  or  acquired   (collectively,   the
"Copyright Collateral"):

            (a) all of such  Grantor's  Copyrights  and  Copyright  Intellectual
Property Licenses to which it is a party including those referred to on Schedule
I hereto;

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 63 of 98 Pages
------------------------                                 -----------------------

            (b) all reissues, continuations or extensions of the foregoing; and

            (c) all products and proceeds of the foregoing,  including any claim by such Grantor against third parties for past,  present or future  infringement or dilution of any Copyright or any Copyright  licensed  under any  Intellectual
Property License.

      3.    SECURITY FOR OBLIGATIONS.  This Copyright Security Agreement and the
Security  Interest created hereby secures the payment and performance of all the
Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing,  this Copyright  Security Agreement secures the payment of all amounts which  constitute  part of the  Obligations  and would be owed by  Grantors,  or any of them,  to Secured  Party,  whether or not they are unenforceable or not allowable due to the existence of an Insolvency  Proceeding involving any Grantor.

      4.    SECURITY AGREEMENT.  The security interests granted pursuant to this
Copyright  Security  Agreement  are  granted in  conjunction  with the  security interests  granted to Secured Party, for the benefit of Secured Party,  pursuant to the Security Agreement. Each Grantor hereby acknowledges and affirms that the rights and  remedies  of Agent  with  respect to the  security  interest  in the
Copyright  Collateral  made and  granted  hereby are more fully set forth in the
Security  Agreement,  the terms and  provisions  of which  are  incorporated  by reference herein as if fully set forth herein.

      5.    AUTHORIZATION  TO  SUPPLEMENT.  Grantors  shall give  Secured  Party prompt notice in writing of any additional United States copyright registrations or applications therefor after the date hereof.  Grantors hereby authorize Agent unilaterally  to modify this  Agreement  by  amending  Schedule I to include any future United States registered copyrights or applications therefor of Grantors.
Notwithstanding  the foregoing,  no failure to so modify this Copyright Security
Agreement  or amend  Schedule I shall in any way affect,  invalidate  or detract from Secured Party's continuing security interest in all Collateral,  whether or not listed on Schedule I.

      6.    COUNTERPARTS.  This Copyright  Security Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate  counterparts  shall together  constitute but one and the same instrument.  In proving  this  Copyright  Security  Agreement  or any other Loan
Document in any  judicial  proceedings,  it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement  is  sought.  Any  signatures  delivered  by a  party  by  facsimile transmission  or by e-mail  transmission  shall be deemed an original  signature hereto.

      7.    CONSTRUCTION.   Unless  the  context  of  this  Copyright   Security
Agreement or any other Loan Document clearly requires  otherwise,  references to the plural include the singular,  references to the singular include the plural, the terms  "includes" and "including"  are not limiting,  and the term "or" has, except where  otherwise  indicated,  the inclusive  meaning  represented  by the phrase  "and/or."  The words  "hereof,"  "herein,"  "hereby,"  "hereunder,"  and similar  terms in this  Copyright  Security  Agreement  refer to this  Copyright
Security  Agreement,  as a whole  and not to any  particular  provision  of this
Copyright Security Agreement. Section, subsection, clause, schedule, and exhibit references  herein are to this Copyright  Security  Agreement  unless  otherwise

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 64 of 98 Pages
------------------------                                 -----------------------

specified. Any reference in this Copyright Security Agreement or the Note to any agreement,  instrument,  or document shall include all alterations,  amendments,
changes,  extensions,  modifications,  renewals,  replacements,   substitutions,
joinders,  and supplements,  thereto and thereof,  as applicable (subject to any
restrictions   on   such   alterations,    amendments,    changes,   extensions,
modifications, renewals, replacements,  substitutions, joinders, and supplements set forth herein).  Any reference  herein or in any other agreement with Secured
Party to the satisfaction or repayment in full of the Obligations shall mean the repayment  in full in cash (or cash  collateralization  in  accordance  with the
terms   hereof)   of  all   Obligations   other   than   unasserted   contingent
indemnification  Obligations that, at such time, remain outstanding and that are not required by the provisions of the Note to be repaid or cash  collateralized.
Any  reference  herein to any Person shall be construed to include such Person's successors and assigns.  Any requirement of a writing contained herein or in the
Note  shall be  satisfied  by the  transmission  of a Record  and any  Record so transmitted  shall constitute a  representation  and warranty as to the accuracy and completeness of the information contained therein.

                             signature page follows

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 65 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS  WHEREOF,  each  Grantor  has caused  this  Copyright  Security
Agreement to be executed and delivered by its duly authorized  officer as of the date first set forth above.

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                     ACCEPTED AND ACKNOWLEDGED BY:
                                     NEWCASTLE PARTNERS, L.P.

                                     By:
                                         ---------------------------------------
                                         Name:
                                               ---------------------------------
                                         Title:
                                                --------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 66 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE I
                                       TO
                          COPYRIGHT SECURITY AGREEMENT

                             COPYRIGHT REGISTRATIONS

---------------------------------------------------------------------------------
    Grantor          Country        Copyright     Registration    Registration
                                                       No.            Date
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

------------------------------------------------------------------------------

                               COPYRIGHT LICENSES

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 67 of 98 Pages
------------------------                                 -----------------------

                                    EXHIBIT B

                            PATENT SECURITY AGREEMENT

      This PATENT SECURITY AGREEMENT (this "Patent Security  Agreement") is made this ___ day of  ___________,  200_,  among the Grantors listed on the signature
pages  hereof  (collectively,   jointly  and  severally,   "Grantors"  and  each
individually "Grantor"), and NEWCASTLE PARTNERS, L.P. ("Secured Party").

                             W I T N E S S E T H:

      WHEREAS,  Grantors  and the Secured  Party have  entered into that certain
Amended and Restated  Convertible  Promissory  Note, dated as of March __ , 2007
(the "Note") wherein Secured Party has agreed to advance $10,000,000 to Borrower and make certain financial accommodations pursuant to the terms thereof, and

      WHEREAS,  in order to induce the Secured  Party to enter into the Note and other agreements between the parties, and to induce the Secured Creditor to make
financial  accommodations  to  Borrowers,   Grantors  have  agreed  to  grant  a
continuing  security  interest in and to the  Collateral  in order to secure the prompt and complete payment,  observance and performance of, among other things, the Secured Obligations owing to the Secured Creditor,

      WHEREAS,  pursuant to that certain Credit  Agreement dated January __ 2007 the "Credit  Agreement") among the Borrowers and Wells Fargo Foothill,  Inc., in its capacity as administrative agent for a certain Lender Group and Bank Product
Provider (together with its successors, the "Agent"), the Agent and Lender Group has made certain  financial  accommodations  available to Borrowers from time to time pursuant to the terms and conditions thereof, and

      WHEREAS, reference is made to that certain Intercreditor and Subordination
Agreement entered into by and between Secured Party and Agent, dated as of March
__, 2007 (the "Intercreditor Agreement")

      NOW,  THEREFORE,  in  consideration  of the premises and mutual  covenants herein contained and for other good and valuable consideration,  the receipt and sufficiency  of which are hereby  acknowledged,  each Grantor  hereby  agrees as follows:

      1.    DEFINED TERMS. All capitalized  terms used but not otherwise defined herein have the meanings given to them in the Security Agreement or the Note.

      2.    GRANT OF SECURITY INTEREST IN PATENT COLLATERAL. Each Grantor hereby grants to Agent,  for the benefit of the Secured  Party,  a continuing  security interest in all of such Grantor's right, title and interest in, to and under the
following,   whether  presently   existing  or  hereafter  created  or  acquired
(collectively, the "Patent Collateral"):

            (a) all of its Patents and Patent Intellectual  Property Licenses to
which it is a party including those referred to on Schedule I hereto;

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 68 of 98 Pages
------------------------                                 -----------------------

            (b) all reissues, continuations or extensions of the foregoing; and

            (c) all products and proceeds of the foregoing,  including any claim by such Grantor against third parties for past,  present or future  infringement or dilution of any Patent or any Patent licensed under any Intellectual Property
License.

      3.    SECURITY FOR  OBLIGATIONS.  This Patent  Security  Agreement and the
Security  Interest created hereby secures the payment and performance of all the
Secured Obligations, whether now existing or arising hereafter. Without limiting the  generality of the foregoing,  this Patent  Security  Agreement  secures the payment of all amounts which  constitute  part of the  Obligations  and would be owed by Grantors,  or any of them, to Secured  Party or any of them,  whether or not  they  are  unenforceable  or  not  allowable  due to  the  existence  of an
Insolvency Proceeding involving any Grantor.

      4.    SECURITY AGREEMENT.  The security interests granted pursuant to this
Patent Security Agreement are granted in conjunction with the security interests granted to Secured  Party,  pursuant to the  Security  Agreement.  Each  Grantor hereby  acknowledges  and  affirms  that the rights and  remedies  of Agent with respect to the  security  interest  in the Patent  Collateral  made and  granted hereby  are more  fully  set  forth in the  Security  Agreement,  the  terms and provisions of which are  incorporated by reference  herein as if fully set forth herein.

      5.    AUTHORIZATION  TO SUPPLEMENT.  If any Grantor shall obtain rights to any new  patentable  inventions or become  entitled to the benefit of any patent application or patent for any reissue, division, or continuation, of any patent, the  provisions of this Patent  Security  Agreement  shall  automatically  apply thereto.  Grantors  shall give prompt notice in writing to Agent with respect to any such new patent rights.  Without limiting  Grantors'  obligations under this
Section 5, Grantors hereby authorize  Secured Party  unilaterally to modify this
Agreement  by  amending  Schedule  I to include  any such new  patent  rights of
Grantors.  Notwithstanding  the  foregoing,  no failure to so modify this Patent
Security  Agreement or amend  Schedule I shall in any way affect,  invalidate or detract from SECURED  PARTY'S  continuing  security  interest in all Collateral, whether or not listed on Schedule I.

      6.    COUNTERPARTS.  This Patent Security Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such  separate  counterparts  shall  together  constitute  but one and the  same
instrument.   In  proving  this  Patent  Security   Agreement  in  any  judicial
proceedings,  it shall not be  necessary to produce or account for more than one such  counterpart  signed by the party against whom such  enforcement is sought.
Any  signatures  delivered  by a party by  facsimile  transmission  or by e-mail transmission shall be deemed an original signature hereto.

      7.    CONSTRUCTION.  Unless the context of this Patent Security  Agreement or any other Loan Document clearly requires otherwise,  references to the plural include the singular,  references to the singular include the plural,  the terms
"includes" and "including" are not limiting, and the term "or" has, except where otherwise  indicated,  the inclusive meaning represented by the phrase "and/or."
The words "hereof," "herein,"  "hereby,"  "hereunder," and similar terms in this
Patent Security  Agreement refer to this Patent Security  Agreement,  as a whole and not to any particular provision of this Patent Security Agreement.  Section, subsection,  clause,  schedule, and exhibit references herein are to this Patent

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 69 of 98 Pages
------------------------                                 -----------------------

Security  Agreement  unless  otherwise  specified.  Any reference in this Patent
Security  Agreement or in any other Loan Document to any agreement,  instrument, or document  shall include all  alterations,  amendments,  changes,  extensions, modifications, renewals, replacements, substitutions, joinders, and supplements, thereto  and  thereof,  as  applicable  (subject  to any  restrictions  on  such
alterations,   amendments,   changes,   extensions,   modifications,   renewals,
replacements,  substitutions,  joinders,  and supplements set forth herein). Any
reference   herein  or  in  any  other  agreement  with  Secured  Party  to  the satisfaction or repayment in full of the Obligations shall mean the repayment in full in cash (or cash  collateralization in accordance with the terms hereof) of all Obligations  other than unasserted  contingent  indemnification  Obligations that,  at such  time,  remain  outstanding  and  that  are not  required  by the provisions of the Note to be repaid or cash collateralized. Any reference herein to any  Person  shall be  construed  to include  such  Person's  successors  and assigns.  Any requirement of a writing  contained herein or in the Note shall be satisfied by the  transmission  of a Record and any Record so transmitted  shall constitute a representation  and warranty as to the accuracy and completeness of the information contained therein.

                            [signature page follows]

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 70 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS WHEREOF, each Grantor has caused this Patent Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                     ACCEPTED AND ACKNOWLEDGED BY:

                                     NEWCASTLE PARTNERS, L.P.

                                     By:
                                         ---------------------------------------
                                         Name:
                                               ---------------------------------
                                         Title:
                                                --------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 71 of 98 Pages
------------------------                                 -----------------------

                                    EXHIBIT C

                    ANNEX 1 TO PLEDGE AND SECURITY AGREEMENT

                           PLEDGED INTERESTS ADDENDUM

      This Pledged  Interests  Addendum,  dated as of _________ ___,  20___,  is delivered pursuant to Section 6 of the Security Agreement referred to below. The undersigned  hereby agrees that this Pledged Interests  Addendum may be attached to that certain  Security  Agreement,  dated of even date  herewith (as amended, restated,  supplemented  or otherwise  modified from time to time, the "Security
Agreement"),  made by the  undersigned,  together with the other  Grantors named therein,  to Newcastle Partners,  L.P. Initially  capitalized terms used but not defined  herein  shall have the meaning  ascribed to such terms in the  Security
Agreement  or the  Note.  The  undersigned  hereby  agrees  that the  additional interests listed on this Pledged Interests  Addendum as set forth below shall be and become  part of the  Pledged  Interests  pledged by the  undersigned  to the
Secured  Party in the Security  Agreement  and any pledged  company set forth on this  Pledged  Interests  Addendum  as set  forth  below  shall be and  become a
"Pledged  Company"  under the Security  Agreement,  each with the same force and effect as if originally named therein.

      The undersigned hereby certifies that the  representations  and warranties set forth in Section 4 of the Security Agreement of the undersigned are true and correct as to the Pledged Interests listed herein on and as of the date hereof.

                                        [-------------------]

                                        By:
                                           -------------------------------------
                                        Title:
                                              ----------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 72 of 98 Pages
------------------------                                 -----------------------

--------------------------------------------------------------------------------
   Name of       Name of     Number of     Class of     Percentage   Certificate
   Pledgor       Pledged    Shares/units   Interests     of Class       Nos.
                 Company                                   Owned
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 73 of 98 Pages
------------------------                                 -----------------------

                                    EXHIBIT D

                          TRADEMARK SECURITY AGREEMENT

      This TRADEMARK SECURITY AGREEMENT (this "Trademark Security Agreement") is made this ___ day of ___________,  200_,  among Grantors listed on the signature
pages  hereof  (collectively,   jointly  and  severally,   "Grantors"  and  each
individually  "Grantor"),  and  Newcastle  Partners,  L.P.  (together  with  its successors, "Secured Party").

                             W I T N E S S E T H:

      WHEREAS,  Grantors  and the Secured  Party have  entered into that certain
Amended and Restated  Convertible  Promissory  Note,  dated as of March __, 2007
(the "Note") wherein Secured Party has agreed to advance $10,000,000 to Borrower and make certain financial accommodations pursuant to the terms thereof, and

      WHEREAS,  in order to induce the Secured  Party to enter into the Note and other agreements between the parties, and to induce the Secured Creditor to make
financial  accommodations  to  Borrowers,   Grantors  have  agreed  to  grant  a
continuing  security  interest in and to the  Collateral  in order to secure the prompt and complete payment,  observance and performance of, among other things, the Secured Obligations owing to the Secured Creditor,

      WHEREAS,  pursuant to that certain Credit  Agreement dated January __ 2007 the "Credit  Agreement") among the Borrowers and Wells Fargo Foothill,  Inc., in its capacity as administrative agent for a certain Lender Group and Bank Product
Provider (together with its successors, the "Agent"), the Agent and Lender Group has made certain  financial  accommodations  available to Borrowers from time to time pursuant to the terms and conditions thereof, and

      WHEREAS, reference is made to that certain Intercreditor and Subordination
Agreement entered into by and between Secured Party and Agent, dated as of March
__, 2007 (the "Intercreditor Agreement")

      NOW,  THEREFORE,  in  consideration  of the premises and mutual  covenants herein contained and for other good and valuable consideration,  the receipt and sufficiency  of which are hereby  acknowledged,  each Grantor  hereby  agrees as follows:

      1. DEFINED TERMS.  All  capitalized  terms used but not otherwise  defined herein have the meanings given to them in the Security Agreement or the Note.

      2. GRANT OF SECURITY INTEREST IN TRADEMARK COLLATERAL. Each Grantor hereby grants to Secured  Party,  for the benefit of the Secured  Party,  a  continuing security interest in all of such Grantor's right,  title and interest in, to and under the following, whether presently existing or hereafter created or acquired
(collectively, the "Trademark Collateral"):

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 74 of 98 Pages
------------------------                                 -----------------------

            (a)  all of  its  Trademarks  and  Trademark  Intellectual  Property
Licenses  to which it is a party  including  those  referred  to on  Schedule  I hereto;

            (b)  all  goodwill,  trade  secrets,   proprietary  or  confidential
information,  technical  information,   procedures,  formulae,  quality  control
standards,  designs,  operating and training manuals,  customer lists, and other
General Intangibles with respect to the foregoing;

            (c) all reissues, continuations or extensions of the foregoing;

            (d) all  goodwill  of the  business  connected  with the use of, and symbolized by, each Trademark and each Trademark  Intellectual Property License;
and

            (e) all products and proceeds of the foregoing,  including any claim by  such  Grantor  against  third  parties  for  past,  present  or  future  (i)
infringement  or dilution of any Trademark or any Trademark  licensed  under any
Intellectual Property License or (ii) injury to the goodwill associated with any
Trademark or any Trademark licensed under any Intellectual Property License.

      3.    SECURITY FOR OBLIGATIONS.  This Trademark Security Agreement and the
Security  Interest created hereby secures the payment and performance of all the
Secured Obligations, whether now existing or arising hereafter. Without limiting the generality of the foregoing,  this Trademark  Security Agreement secures the payment of all amounts which  constitute  part of the  Obligations  and would be owed by Grantors,  or any of them, to Secured  Party or any of them,  whether or not  they  are  unenforceable  or  not  allowable  due to  the  existence  of an
Insolvency Proceeding involving any Grantor.

      4.    SECURITY AGREEMENT.  The security interests granted pursuant to this
Trademark  Security  Agreement  are  granted in  conjunction  with the  security interests  granted to Agent,  for the benefit of the Secured Party,  pursuant to the Security  Agreement.  Each Grantor hereby  acknowledges and affirms that the rights and remedies of Secured  Party with  respect to the security  interest in the Trademark Collateral made and granted hereby are more fully set forth in the
Security  Agreement,  the terms and  provisions  of which  are  incorporated  by reference herein as if fully set forth herein.

      5.    AUTHORIZATION  TO SUPPLEMENT.  If any Grantor shall obtain rights to any new trademarks,  the provisions of this Trademark  Security  Agreement shall automatically  apply  thereto.  Grantors  shall give prompt notice in writing to
Agent with  respect to any such new  trademarks  or renewal or  extension of any trademark  registration.  Without  limiting  Grantors'  obligations  under  this
Section 5, Grantors hereby authorize  Secured Party  unilaterally to modify this
Agreement  by amending  Schedule I to include any such new  trademark  rights of
Grantors.  Notwithstanding the foregoing, no failure to so modify this Trademark
Security  Agreement or amend  Schedule I shall in any way affect,  invalidate or detract from Secured  Party's  continuing  security  interest in all Collateral, whether or not listed on Schedule I.

      6.    COUNTERPARTS.  This Trademark  Security Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate  counterparts  shall together  constitute but one and the same instrument.  In  proving  this  Trademark  Security  Agreement  in any  judicial proceedings,  it shall not be  necessary to produce or account for more than one

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 75 of 98 Pages
------------------------                                 -----------------------

such  counterpart  signed by the party against whom such  enforcement is sought.
Any  signatures  delivered  by a party by  facsimile  transmission  or by e-mail transmission shall be deemed an original signature hereto.

      7.    CONSTRUCTION.   Unless  the  context  of  this  Trademark   Security
Agreement or any other Loan Document clearly requires  otherwise,  references to the plural include the singular,  references to the singular include the plural, the terms  "includes" and "including"  are not limiting,  and the term "or" has, except where  otherwise  indicated,  the inclusive  meaning  represented  by the phrase  "and/or."  The words  "hereof,"  "herein,"  "hereby,"  "hereunder,"  and similar  terms in this  Trademark  Security  Agreement  refer to this  Trademark
Security  Agreement,  as a whole  and not to any  particular  provision  of this
Trademark Security Agreement. Section, subsection, clause, schedule, and exhibit references  herein are to this Trademark  Security  Agreement  unless  otherwise specified.  Any reference in this Trademark  Security  Agreement or in any other
Loan  Document  to any  agreement,  instrument,  or document  shall  include all
alterations,   amendments,   changes,   extensions,   modifications,   renewals,
replacements,  substitutions, joinders, and supplements, thereto and thereof, as applicable  (subject  to  any  restrictions  on  such  alterations,  amendments,
changes,  extensions,  modifications,  renewals,  replacements,   substitutions,
joinders,  and  supplements  set forth herein).  Any reference  herein or in any other  agreement with Secured Party to the  satisfaction or repayment in full of
the   Obligations   shall  mean  the   repayment   in  full  in  cash  (or  cash
collateralization  in accordance with the terms hereof) of all Obligations other than  unasserted  contingent  indemnification  Obligations  that,  at such time, remain outstanding and that are not required by the provisions of the Note to be repaid or cash  collateralized.  Any  reference  herein to any  Person  shall be construed to include such Person's successors and assigns.  Any requirement of a writing  contained  herein or in the Note shall be satisfied by the transmission of a Record and any Record so transmitted shall constitute a representation  and warranty  as to the  accuracy  and  completeness  of the  information  contained therein.

                            [signature page follows]

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 76 of 98 Pages
------------------------                                 -----------------------

      IN WITNESS  WHEREOF,  each  Grantor  has caused  this  Trademark  Security
Agreement to be executed and delivered by its duly authorized  officer as of the date first set forth above.

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                        ----------------------------------------

                                        By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                    ----------------------------

                                     ACCEPTED AND ACKNOWLEDGED BY:

                                     NEWCASTLE PARTNERS, L.P.

                                     By:
                                         ---------------------------------------
                                         Name:
                                               ---------------------------------
                                         Title:
                                                --------------------------------

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 77 of 98 Pages
------------------------                                 -----------------------

                                   SCHEDULE I
                                       TO
                          TRADEMARK SECURITY AGREEMENT

                      TRADEMARK REGISTRATIONS/APPLICATIONS

--------------------------------------------------------------------------------
                                                 Application/
                                                 Registration
Grantor          Country         Mark            No.             App/Reg Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   TRADE NAMES

                              COMMON LAW TRADEMARKS

                         TRADEMARKS NOT CURRENTLY IN USE

                               TRADEMARK LICENSES

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 78 of 98 Pages
------------------------                                 -----------------------

                                                                       Exhibit 7

                    INTERCREDITOR AND SUBORDINATION AGREEMENT

      This INTERCREDITOR AND SUBORDINATION AGREEMENT is entered into as of
March 12, 2007, between Wells Fargo Foothill, Inc., a California corporation, as agent for the Senior Lenders ("Senior Agent"), and Newcastle Partners, L.P. a
Texas limited partnership ("Subordinated Creditor"), in light of the following:

                                 R E C I T A L S

      A. Senior Agent and various financial institutions (collectively, "Senior
Lenders" and together with Senior Agent, the "Senior Creditors"), on the one hand, and Bell Industries, Inc., a California corporation ("Borrower Agent"), and certain of Borrower Agent's Subsidiaries party thereto as borrowers (such
Subsidiaries are, collectively, "Debtors," and together with Borrower Agent,
"Obligors") on the other hand, are concurrently herewith entering into that certain Credit Agreement (as amended and modified from time to time, the "Senior
Creditor Loan Agreement"), pursuant to which Senior Creditors have agreed to extend certain financial accommodations to Obligors.

      B. As security for the prompt payment and performance of the Senior
Creditor Indebtedness (as hereinafter defined), each Obligor has granted Senior
Agent a security interest in all of the Collateral (as hereinafter defined) for the benefit of the Senior Creditors.

      C. Subordinated Creditor (which is the holder of a 22.1% equity interest in Borrower Agent) and Borrower Agent are concurrently entering into that certain Purchase Agreement ("Subordinated Creditor Agreement"), pursuant to which Subordinated Creditor is extending, or may in the future extend, certain financial accommodations to Borrower Agent.

      D. As security for the prompt payment and performance of the Subordinated
Creditor Indebtedness (as hereinafter defined), Borrower Agent has granted
Subordinated Creditor a security interest in the Collateral of Borrower Agent under the Subordinated Creditor Agreements.

      E. Senior Creditors and Subordinated Creditor wish to agree as to their respective rights to repayment by, and liens upon and security interests in the assets of Obligors, and as to certain other rights, priorities, and interests as between Senior Creditors and Subordinated Creditor.

                                A G R E E M E N T

      In consideration of the foregoing, the mutual covenants contained herein, and for other good and valuable consideration, the receipt of which Senior
Creditors and Subordinated Creditor hereby acknowledge, Senior Creditors and
Subordinated Creditor hereby agree as follows:

      1. DEFINITIONS. Capitalized terms used but not defined herein shall have the meanings given to them in the Senior Creditor Loan Agreement. In addition, the following terms, as used in this Agreement, shall have the following meanings:

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 79 of 98 Pages
------------------------                                 -----------------------

      "Accounts", "Chattel Paper", "Deposit Accounts", "Documents", "Equipment",
"Fixtures", "General Intangibles", "Instruments", "Inventory", "Investment
Property", and "Proceeds", shall have the meanings assigned to them under the
UCC.

      "AGREEMENT" means this Intercreditor and Subordination Agreement together with any and all amendments, extensions, modifications, riders, addenda, exhibits, and schedules hereto.

      "BANKRUPTCY CODE" means Title 11 of the United States Code entitled
"Bankruptcy", as now or hereafter in effect, or any successor statute.

      "BANKRUPTCY LAW" means the Bankruptcy Code and any other federal, state, or foreign law for the relief of debtors.

      "COLLATERAL" means all of each Obligor's presently existing and hereafter acquired real and personal property, including, without limitation, Accounts,
Chattel Paper, Deposit Accounts, Documents, Equipment, Fixtures, General
Intangibles, Instruments, Inventory, and Investment Property; all of each
Obligor's Proceeds (including insurance proceeds) of the foregoing, and all of
Obligors' books and records relating thereto.

      "CONTROL COLLATERAL" means any Collateral consisting of a certificated security (as defined in the UCC), Investment Property, a Deposit Account, and
any other Collateral as to which a Lien may be perfected through physical possession or control by the secured party, or any agent therefor.

      "DEFAULT DISPOSITION" means any private or public Disposition of all or any material portion of the Collateral by one or more Obligors with the consent of Senior Agent after the occurrence and during the continuance of an event of default under any of the Senior Creditor Agreements, which Disposition is conducted by such Obligors with the consent of Senior Agent in connection with good faith efforts by Senior Agent to collect the Senior Creditor Indebtedness through the Disposition of Collateral.

      "DISPOSITION" or "DISPOSE" means the sale, assignment, transfer, license, lease (as lessor), or other disposition of any property by any person (or the granting of any option or other right to do any of the foregoing).

      "DISTRIBUTION" means any payment or distribution by any Person of assets of any kind or character (whether in cash, securities, assets, by set-off, or otherwise and including by purchase redemption or other acquisition).

      "ENFORCEMENT ACTION" means any action by Subordinated Creditor to enforce payment or performance by an Obligor of any of its Subordinated Creditor
Indebtedness or Subordinated Creditor Agreements, including, but not limited to, any of the following: (a) [intentionally omitted], (b) commencement of, prosecution of, or participation in any lawsuit, action or proceeding, whether private, judicial, equitable, administrative, or otherwise (including the commencement or joining with any other creditors in the commencement of any
Insolvency Proceeding) against an Obligor, (c) the exercise of any right of setoff for the collection of any amounts due in respect of the Subordinated
Creditor Indebtedness, (d) exercise of any Secured Creditor Remedy; or (e) in the event of an Insolvency Proceeding: (i) prosecuting a motion for relief from

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 80 of 98 Pages
------------------------                                 -----------------------

the automatic stay to exercise an Enforcement Action; (ii) objecting to Senior
Creditors' motion for relief from the automatic stay to foreclose on and sell any of the Collateral; (iii) seeking to provide debtor in possession loans or advances to an Obligor wherein Senior Creditor's liens would be subordinated in priority, (iv) seeking any request to convert an Insolvency Proceeding under chapter 11 of Title 11 of the Bankruptcy Code to a case under chapter 7 of Title
11 of the Bankruptcy Code; (v) seeking the appointment of a trustee or examiner with expanded powers for an Obligor or any of its subsidiaries or affiliates, if any; (vi) opposing the confirmation of an Obligor's plan of reorganization if such action might adversely affect an Obligor's ability to repay the Senior
Creditor Indebtedness. Notwithstanding the foregoing, none of the following shall constitute an "Enforcement Action" for purposes of this Agreement: (x) the delivery of any notice of default or other notice to an Obligor pursuant to or in connection with the Subordinated Creditor Agreements, or (y) the filing by
Subordinated Creditor of a proof of claim in a Insolvency Proceeding, which proof of claim indicates Subordinated Creditor's subordination hereunder.

      "INSOLVENCY PROCEEDING" means (a) any voluntary or involuntary case or proceeding under the Bankruptcy Law with respect to any Obligor; (b) any other voluntary or involuntary insolvency or Insolvency Proceeding or proceeding, or any receivership, liquidation or other similar case or proceeding with respect to any Obligor or with respect to a material portion of its assets; (c) any liquidation, dissolution or winding up of any Obligor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or (d) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Obligor.

      "SECURED CREDITOR" means any of Senior Creditors or Subordinated Creditor, or any successor or assignee of any of them, in its capacity as a secured creditor under the Senior Creditor Agreements or the Subordinated Creditor
Agreements, respectively.

      "SECURED CREDITOR REMEDIES" means any action by a Secured Creditor in furtherance of the sale, foreclosure, realization upon, or the repossession or liquidation of any of the Collateral, including without limitation, (a) the taking of any action to enforce any lien in respect of the Collateral, including the institution of any foreclosure proceedings, the noticing of any public or private sale or other disposition pursuant to Article 9 of the UCC or any diligently pursued in good faith attempt to vacate or obtain relief from a stay or other injunction restricting any other action described in this definition,
(b) the exercise of any right or remedy provided to a secured creditor under the
Senior Creditor Agreements or the Subordinated Creditor Agreements (including, in either case, any delivery of any notice to otherwise seek to obtain payment directly from any account debtor of any Obligor or the taking of any action or the exercise of any right or remedy in respect of the setoff or recoupment against the Collateral or proceeds of Collateral), under applicable law, at equity, in an Insolvency Proceeding or otherwise, including the acceptance of
Collateral in full or partial satisfaction of a lien, (c) the sale, assignment, transfer, lease, license, or other Disposition of all or any portion of the
Collateral, by private or public sale or any other means, (d) the solicitation of bids from third parties to conduct the liquidation of all or a material portion of Collateral to the extent undertaken and being diligently pursued in good faith to consummate the Disposition of such Collateral within a commercially reasonable time, (e) the engagement or retention of sales brokers, marketing agents, investment bankers, accountants, appraisers, auctioneers, or other third parties for the purposes of valuing, marketing, or Disposing of, all or a material portion of the Collateral to the extent undertaken and being diligently pursued in good faith to consummate the Disposition of such
Collateral within a commercially reasonable time, (f) the exercise of any other

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 81 of 98 Pages
------------------------                                 -----------------------

enforcement right relating to the Collateral (including the exercise of any voting rights relating to any capital stock composing a portion of the
Collateral) whether under the Senior Creditor Agreements, the Subordinated
Creditor Agreements, under applicable law of any jurisdiction, in equity, in an
Insolvency Proceeding, or otherwise, (h) the pursuit of Default Dispositions relative to all or a material portion of the Collateral to the extent undertaken and being diligently pursued in good faith to consummate the Disposition of such
Collateral within a commercially reasonable time, or (i) the commencement of, or the joinder with any creditor in commencing, any Insolvency Proceeding against any Obligor or any assets of any Obligor.

      "SECURED CREDITORS' AGREEMENTS" means, collectively, the Senior Creditor
Agreements and the Subordinated Creditor Agreements.

      "Secured Creditors' Indebtedness" means, collectively, the Senior Creditor
Indebtedness and the Subordinated Creditor Indebtedness.

      "SENIOR CREDITOR AGREEMENTS" means, collectively, the Senior Creditor Loan
Agreement, any Loan Documents referred to therein, and any other document, instrument, or agreement entered into by or in favor of any of the Senior
Creditors or the Bank Product Provider (as defined in the Senior Creditor Loan
Agreement) and an Obligor in connection with the Senior Creditor Indebtedness and the Collateral, together with any amendments, replacements, substitutions, or restatements thereof.
      "SENIOR CREDITOR INDEBTEDNESS" means any and all presently existing or hereafter arising indebtedness, claims, debts, liabilities, and obligations of
Obligors owing to any of the Senior Creditors or the Bank Product Provider under the Senior Creditor Agreements (including but not limited to debtor in possession loans or advances and any obligation to make adequate protection payments relative to proceedings involving the use of cash collateral or motions for relief from the automatic stay in an Insolvency Proceeding), whether direct or indirect, contingent or of any other nature, character, or description
(including all interest accruing after commencement of any case, proceeding, or other action relating to the bankruptcy, insolvency, or reorganization of an
Obligor, including both amounts and interest that are allowable claims in such proceeding and all amounts and interest that, but for the provisions of the
Bankruptcy Code, would have accrued and become due).

      "STANDSTILL NOTICE" means a written notice from Subordinated Creditor to
Senior Agent which (a) clearly states in writing that it is a "Standstill
Notice"; and (b) states that an event of default under the Subordinated Creditor
Agreements has occurred and is continuing and that, as a consequence thereof, the Subordinated Creditor has accelerated the Subordinated Creditor Indebtedness and intends to exercise an Enforcement Action.

      "STANDSTILL PERIOD" means the period of one hundred eighty (180) days commencing on the date on which Senior Agent receives the applicable Standstill
Notice.

      "SUBDEBT DEFAULT" means an event of default under the Subordinated
Creditor Agreements.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 82 of 98 Pages
------------------------                                 -----------------------

      "SUBORDINATED CREDITOR AGREEMENTS" means, collectively, the Subordinated
Creditor Agreement, the Note (as defined in the Subordinated Creditor
Agreement), the Registration Rights Agreement (as defined in the Subordinated
Creditor Agreement), the Security Agreement (as defined in the Subordinated
Creditor Agreement), and any other document, instrument, or agreement now existing or in the future entered into between Obligors or any of them and
Subordinated Creditor or in favor of Subordinated Creditor in connection with the Subordinated Creditor Indebtedness or the Collateral, together with any amendments, replacements, substitutions, or restatements thereof.

      "SUBORDINATED CREDITOR INDEBTEDNESS" means any and all presently existing or hereafter arising indebtedness, claims, debts, liabilities, and obligations of Obligors owing to Subordinated Creditor under the Subordinated Creditor
Agreements or otherwise, whether direct or indirect, whether contingent or of any other nature, character, or description (including all interest accruing after commencement of any case, proceeding, or other action relating to the bankruptcy, insolvency, or reorganization of any Obligor to the extent such interest is an allowable claim in any such proceeding).

      "UCC" means the Uniform Commercial Code as adopted in the State of
California, or in such other jurisdiction as governs the perfection of the liens and security interests in the Collateral for the purposes of the provisions hereof relating to such perfection or effect of perfection.

      2. SUBORDINATION AND STANDSTILL.

            (a) INDEBTEDNESS. Subordinated Creditor hereby subordinates any and all Subordinated Creditor Indebtedness to the Senior Creditor Indebtedness up to
a cap of $40 million. Until the Senior Creditor Indebtedness has been indefeasibly paid in full, in cash, and the obligations, if any, of Senior
Creditors to extend credit under the Senior Creditor Agreements have been irrevocably terminated (herein referred to as the "Discharge of the Senior
Creditor Indebtedness"), Subordinated Creditor shall not accept or receive, by payment, setoff, or in any other manner, from an Obligor or any other obligor under the Subordinated Creditor Indebtedness, any Distribution, including but not limited to payment of or for adequate protection in an Insolvency Proceeding in accordance with Section 10(e) hereof, which may now or hereafter be owing to
Subordinated Creditor on account of the Subordinated Creditor Indebtedness;
provided, however, that any interest in respect of the Subordinated Creditor
Indebtedness may be paid in kind by being added to the outstanding principal amount of the Subordinated Creditor Indebtedness. In the event that, notwithstanding the foregoing, an Obligor shall make any Distribution to
Subordinated Creditor prohibited by the foregoing provisions of this Section
2(a), then and in such event such Distribution shall be segregated by
Subordinated Creditor and held in trust for the benefit of Senior Creditors and immediately shall be paid over, or turned over in kind, to Senior Agent (in the same form received, with all necessary endorsements) for application against the
Senior Creditor Indebtedness remaining unpaid until Discharge of the Senior
Creditor Indebtedness has occurred. Notwithstanding anything to the contrary contained in this Agreement, subject to Section 6.8 of the Senior Creditor Loan
Agreement (Change of Control), the Subordinated Creditor may convert the principal and accrued interest of the Note (as defined in Subordinated Creditor
Agreement) into Common Stock (as defined in Subordinated Creditor Agreement) at any time.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 83 of 98 Pages
------------------------                                 -----------------------

            (b) ENFORCEMENT. Until the Discharge of the Senior Creditor
Indebtedness has occurred, Subordinated Creditor shall not (i) commence, prosecute, or participate in any Enforcement Action, (ii) [intentionally omitted], (iii) incur any obligation to, or receive any loans, advances, or gifts from, an Obligor; or (iv) commence, prosecute, or participate in any action or proceeding that in Senior Creditor's sole reasonable judgment might adversely affect an Obligor's business or an Obligor's ability to repay the
Senior Creditor Indebtedness; provided, however, that if a Subdebt Default has occurred and is continuing, Subordinated Creditor may commence, prosecute, or participate in any Enforcement Action after the passage of the applicable
Standstill Period; provided further, however, that in no event shall
Subordinated Creditor exercise any rights or remedies with respect to the
Collateral if, notwithstanding the expiration of the Standstill Period, Senior
Agent or any Senior Creditor shall have commenced prior to the expiration of the
Standstill Period (or thereafter but prior to the commencement of any exercise of Secured Creditor Remedies by Subordinated Creditor with respect to all or any material portion of the Collateral) and be diligently pursuing in good faith the exercise of Secured Creditor Remedies with respect to all or any material portion of the Collateral; PROVIDED FURTHER, HOWEVER, that Subordinated Creditor may commence an Enforcement Action to prevent expiration of a statute of limitation or other judicial deadline.

            (c) GUARANTIES. Subordinated Creditor may acquire guaranties with respect to the Subordinated Creditor Indebtedness, whether secured or unsecured, from any Affiliate of Borrower Agent, only if and to the extent Senior Agent also acquires such guaranties with respect to the Senior Creditor Indebtedness, and in such event Subordinated Creditor agrees that its rights with respect to its guaranties (including any collateral therefor) shall at all times be junior, subordinate, and subject to the rights of Senior Creditors with respect to any guaranties (including any collateral therefor) Senior Creditors may receive from such Affiliates with respect to the Senior Creditor Indebtedness.

      3.    PERMITTED LIENS AND RELATIVE PRIORITIES. As between the Secured
Creditors, notwithstanding: (a) the terms (including the description of collateral), dating, execution, or delivery of any document, instrument, or agreement; the time, order, occurrence, method, or manner of grant, attachment or perfection of any security interest or lien; the time of filing or recording of any financing statements, assignments, deeds of trust, mortgages, or any other documents, instruments, or agreements under the UCC or any other applicable law; (b) the existence of (or the order in which any Secured Creditor becomes a party to or a beneficiary of) any collateral agency arrangement with any party other than a Secured Creditor, or the appointment of such other party as a collateral agent to perfect the Secured Creditors' liens and security interests, in all or in any part of the Collateral; (c) the existence of any control agreement in favor of any Secured Creditor; or (d) [intentionally omitted]; (e) any provision of the UCC or any other applicable statute, rule, law, or court decision (other than any court decision that is issued in favor of one of the parties to this Agreement relative to a dispute over the extent, validity or priority of a Secured Creditor's lien or claim, or interpretation of this Agreement) to the contrary, the Secured Creditors agree that, as to the
Collateral of each Obligor:

            (i) Senior Agent shall have a first priority security interest in and lien on the Collateral for the benefit of the Senior Creditors to secure the
Senior Creditor Indebtedness; and

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 84 of 98 Pages
------------------------                                 -----------------------

            (ii) Subordinated Creditor shall have a junior and subordinate security interest in and lien on the Collateral for the benefit of the
Subordinated Creditor to secure the Subordinated Creditor Indebtedness.

      For purposes of the foregoing allocation of priorities, any claim or a right to a set-off shall be treated in all respects as a security interest and no claimed right of set-off shall be asserted to defeat or diminish the rights or priorities provided for herein.

      4.    NO ALTERATION OF PRIORITY. The lien and security interest priorities provided in Section 3 shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, restatement, or refinancing of any of the Secured Creditor Indebtedness, nor by any action or inaction which either Secured Creditor may take or fail to take in respect of the Collateral, or otherwise. Each Secured Creditor consents to Obligors granting to each other Secured Creditor the liens and security interests reflected in Section 3. Subordinated Creditor agrees that it will not directly or indirectly take any action to contest or challenge the validity, legality, perfection, priority, avoidability, or enforceability of the liens or security interests of Senior Agent upon the Collateral or seek to have the same avoided, disallowed, set aside, or otherwise invalidated in any judicial proceeding or otherwise.

      5.    PERFECTION. Each of Senior Agent and Subordinated Creditor shall be solely responsible for perfecting and maintaining the perfection of its lien or security interest in any of the Collateral.

      6.    AGENT FOR PERFECTION. Each of the Senior Agent and the Subordinated
Creditor agree to hold (or cause to be held) all Control Collateral in their respective possession, custody, or control (or in the possession, custody, or control of agents, bailees, or other similar third parties) as non-fiduciary agent for the other solely for the purpose of perfecting the security interest granted to each in such Control Collateral subject to the terms and conditions of this Agreement. None of the Senior Creditors or the Subordinated Creditor, as
applicable, shall have any obligation whatsoever to the others to assure that the Control Collateral is genuine or owned by any Obligor or any other Person or to preserve their respective rights or benefits or those of any Person. The duties or responsibilities of the Senior Agent and the Subordinated Creditor
under this Section 6 are and shall be limited solely to holding or maintaining control of the Control Collateral as non-fiduciary agent for the other for purposes of perfecting the Lien held by the Senior Agent or the Subordinated
Creditor, as applicable. The Senior Agent is not and shall not be deemed to be a fiduciary of any kind for the Subordinated Creditor or any other Person.

      7.    MANAGEMENT OF COLLATERAL. Notwithstanding anything to the contrary contained in any of the Senior Creditor Agreements or the Subordinated Creditor
Agreements, until Discharge of the Senior Creditor Indebtedness has occurred:
(i) Senior Agent shall have the exclusive right to manage the Collateral, including the exclusive right to perform and enforce the terms of the Senior
Creditor Agreements with respect to the Collateral and to exercise and enforce all privileges and rights thereunder according to Senior Agent's sole discretion, including, without limitation, to the extent provided in Section
9(a) hereof, the exclusive right to enforce or settle insurance claims with respect to the Collateral, to pay, compromise, or settle competing claims, liens, or security interests affecting the Collateral, to take or retake control or possession of the Collateral, and to hold, prepare for sale, sell, lease, or

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 85 of 98 Pages
------------------------                                 -----------------------

liquidate the Collateral; (ii) except as authorized by Section 2(b), neither
Subordinated Creditor nor any party acting on their behalf, shall exercise any
Secured Party Remedies with respect to the Collateral; and (iii) any and all proceeds of the Collateral which shall come into the possession, control, or custody of Subordinated Creditor will be deemed to have been received for the account of Senior Creditors and shall be immediately delivered or paid, as applicable, over to Senior Agent. In connection with the provisions of clause
7(i) above, Subordinated Creditor waives any and all rights to affect the method or challenge the appropriateness of any action by any Senior Creditor with respect to the Collateral, and waives any claims or defenses it may have against
Senior Creditors, including any such claims or defenses based on any actions or omissions of any such person, in connection with the perfection, maintenance, enforcement, foreclosure, sale, liquidation, or release of any lien or security interest therein by Senior Agent, or any modification or waiver of any Senior
Creditor Agreements, except as provided or limited under this Agreement.

      8.    SALE OF COLLATERAL. Until the Discharge of the Senior Creditor
Indebtedness has occurred: (i) only Senior Agent shall have the right to restrict or permit, or approve or disapprove, the sale or disposition of the
Collateral, which shall be done in a commercially reasonable manner; and (ii)
immediately upon the sale or disposition of such Collateral by any Obligor with the consent of Senior Agent or by or on behalf of Senior Agent or any Senior
Creditor in connection with the exercise of its Secured Creditor Remedies,
Subordinated Creditor's lien and security interest upon the Collateral sold shall be automatically, unconditionally and simultaneously released, and
Subordinated Creditor will promptly deliver (at Obligors' expense) such release, reconveyance, and termination documents as Senior Agent or any Obligor may reasonably require in connection therewith. Subordinated Creditor may participate, bid, or purchase any Collateral at a public or private judicial or non-judicial sale.

      9.    INSURANCE. In the event of the occurrence of a fire or other casualty resulting in damage to all or any portion of any Collateral (collectively, a
"Casualty"):

            (a) Subordinated Creditor hereby waives any right to participate or join in any adjustment, compromise, or settlement of any claims resulting from a
Casualty with respect to any Collateral, PROVIDED HOWEVER, such waiver shall not be applicable in the event Senior Creditor is oversecured without regard to the
Casualty and Subordinated Creditor is undersecured;

            (b) all proceeds received or to be received on account of a Casualty shall be applied in the manner or manners provided for in the Senior Creditor
Agreements; and

            (c) Subordinated Creditor agrees to execute and deliver to Senior
Agent any documents, instruments, agreements or further assurances reasonably required to effectuate any of the foregoing.

      10.   INSOLVENCY PROCEEDING.

            (a) ENFORCEABILITY AND CONTINUING PRIORITY. This Agreement shall be applicable both before and after the commencement of any Insolvency Proceeding and all converted or succeeding cases in respect thereof. The relative rights of the Senior Creditors and the Subordinated Creditor in or to any distributions

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 86 of 98 Pages
------------------------                                 -----------------------

from or in respect of any Collateral or Proceeds of Collateral shall continue after the commencement of any Insolvency Proceeding. Accordingly, the provisions of this Agreement are intended to be and shall be enforceable as a subordination agreement within the meaning of Section 510 of the Bankruptcy Code.

            (b) FINANCING. Until Discharge of the Senior Creditor Indebtedness
has occurred, if any Obligor shall be subject to any Insolvency Proceeding and the Senior Agent consents to the use of cash collateral (as such term is defined in Section 363(a) of the Bankruptcy Code; herein, "Cash Collateral"), on which
Senior Agent has a Lien or to permit any Obligor to obtain financing provided by any one or more Senior Creditors under Section 364 of the Bankruptcy Code or any similar Bankruptcy Law (such financing, together with any Cash Collateral use, collectively a "DIP Financing"), then the Subordinated Creditor agrees that it will consent to such Cash Collateral use and raise no objection to such DIP
Financing and to the extent the Liens securing the Senior Creditor Indebtedness are discharged, subordinated to or PARI PASSU with such DIP Financing, the
Subordinated Creditor will subordinate its Liens in the Collateral to the Liens securing such DIP Financing. If the Senior Creditors offer to provide DIP
Financing that meets the requirements set forth above, Subordinated Creditor agrees that it shall not, directly or indirectly, (x) provide or offer to provide DIP Financing or support any DIP Financing secured by a Lien senior to or pari passu with the Liens securing the Senior Creditor Indebtedness, or (y)
request or accept any form of adequate protection or any other relief except as provided in Section 10(e)(ii). In connection with any DIP Financing, if any
Liens on the Collateral held by the Senior Creditors are subject to a surcharge or are subordinated to an administrative priority claim, a professional fee
"carve out," or fees owed to the United States Trustee, then the Liens on the
Collateral of the Subordinated Creditor shall also be subordinated to such interest or claim and shall remain subordinated to the Liens on the Collateral of the Senior Creditors consistent with this Agreement. Notwithstanding anything in this Agreement to Subordinated Creditor may propose or make a DIP financing which pays off the Senior Creditor Indebtedness in full, or propose a plan of reorganization so long as such plan requires that the Senior Creditor
Indebtedness be paid in full in cash on the effective date of such plan.

            (c) SALES. Until Discharge of the Senior Creditor Indebtedness has
occurred, the Subordinated Creditor agrees that it will consent, and will not object or oppose a motion to Dispose of any Collateral free and clear of the
Liens or the claims that are in favor of the Subordinated Creditor under Section
363 of the Bankruptcy Code if Senior Agent on behalf of the requisite Senior
Creditors under the Senior Creditor Loan Agreement has consented to such
Disposition of such assets, provided that the sale process is agreeable to
Subordinated Creditor.

            (d) RELIEF FROM THE AUTOMATIC STAY. Until Discharge of the Senior
Creditor Indebtedness has occurred, the Subordinated Creditor agrees that it shall not seek (or support any other person seeking) relief from the automatic stay or any other stay in any Insolvency Proceeding in respect of the
Collateral, without the prior written consent of the Senior Agent, which consent will not be unreasonably withheld.

            (e) ADEQUATE PROTECTION.

            (i) SENIOR CREDITORS. In any Insolvency Proceeding involving an
Obligor, the Subordinated Creditor agrees that it shall not contest (or support any other person contesting):

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 87 of 98 Pages
------------------------                                 -----------------------

                  (A) any request by Senior Agent or any of the other Senior
Creditors for adequate protection (whether in the form of payments, liens, a priority administrative expense claim, or otherwise);

                  (B) any objection by Senior Agent or any of the other Senior
Creditors to any motion, relief, action, or proceeding based on the Senior
Agent, or any of the other Senior Creditors claiming a lack of adequate protection (whether in the form of payments, liens, a priority administrative expense claim, or otherwise);

                  (C) the payment of interest, reasonable fees, expenses, or other amounts to Senior Agent or any other Senior Creditor under Section 506(b)
or 506(c) of the Bankruptcy Code or otherwise.

            (ii) SUBORDINATED CREDITOR. In any Insolvency Proceeding involving an Obligor:

                  (A) REPLACEMENT LIENS.

                        (1)   Until Discharge of the Senior Creditor
Indebtedness has occurred, if any one or more Senior Creditors are granted adequate protection in the form of a replacement Lien (on existing or future assets of the Obligors) in connection with any DIP Financing, then the
Subordinated Creditor shall also be entitled to seek, without objection from the
Senior Creditors, adequate protection in the form of a replacement Lien (on existing or future assets of the Obligors), which replacement Lien, if obtained, shall be subordinate to the Liens securing the Senior Creditor Indebtedness and the Liens securing such DIP Financing on the same basis as the other Liens securing the Subordinated Creditor Indebtedness are subordinate to the Senior
Creditor Indebtedness under this Agreement; and

                        (2) In the event that the Subordinated Creditor is
granted adequate protection in the form of a replacement Lien (on existing or future assets of the Obligors), then the Subordinated Creditor agrees that the
Senior Agent shall also be entitled to seek, without objection from the
Subordinated Creditor, a senior adequate protection Lien on existing or future assets of the Obligors as security for the Senior Creditor Indebtedness and for any DIP Financing provided by one or more of the Senior Creditors. Any adequate protection Lien on such existing or future assets securing the Subordinated
Creditor Indebtedness shall be subordinated (i) to the Lien on such collateral securing the Senior Creditor Indebtedness and any such DIP Financing provided by the Senior Creditors, and (ii) to any other Liens granted to the Senior
Creditors as adequate protection on the same basis as the other Liens securing the Subordinated Creditor Indebtedness are so subordinated to such Senior
Creditor Indebtedness under this Agreement.

                  (B) NO DISTRIBUTIONS. In any Insolvency Proceeding involving an Obligor, the Subordinated Creditor shall not seek (a) adequate protection in the form of Distributions in respect of the Subordinated Creditor Indebtedness, nor (b) adequate protection in the form of Distributions with respect to their rights to the Collateral, PROVIDED however, that this provision shall not apply when Senior Creditor is oversecured and Subordinated Creditor is undersecured.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 88 of 98 Pages
------------------------                                 -----------------------

            (iii) ALLOWANCE OF POSTPETITION ACCRUAL. The Subordinated Creditor
shall not object to, oppose, or challenge any claim by Senior Agent or any other
Senior Creditor for allowance in any Insolvency Proceeding of Senior Creditor
Indebtedness consisting of post-petition interest, reasonable fees, or expenses.

            (f) SECTION 1111(B) OF THE BANKRUPTCY CODE. The Subordinated
Creditor shall not object to, oppose, support any objection, or take any other action to impede, the right of any Senior Creditor to make an election under
Section 1111(b)(2) of the Bankruptcy Code. The Subordinated Creditor waives any claim it may hereafter have against any Senior Creditor arising out of the election by any Senior Creditor of the application of Section 1111(b)(2) of the
Bankruptcy Code.

            (g) NO WAIVER. Nothing contained herein shall prohibit or in any way limit Senior Agent or any other Senior Creditor from objecting in any Insolvency
Proceeding involving an Obligor to any action taken by the Subordinated
Creditor, including the seeking by the Subordinated Creditor of adequate protection or the assertion by the Subordinated Creditor of any of its rights and remedies under the Subordinated Creditor Agreements.

            (h) AVOIDANCE ISSUES. If any Senior Creditor is required in any
Insolvency Proceeding or otherwise to turn over, disgorge or otherwise pay to the estate of any Obligor any amount paid in respect of the Senior Creditor
Indebtedness (a "Senior Creditor Recovery"), then such Senior Creditors shall be entitled to a reinstatement of Senior Creditor Indebtedness with respect to all such recovered amounts, and all rights, interests, priorities and privileges recognized in this agreement shall apply with respect to any such Senior
Creditor Recovery, PROVIDED HOWEVER, such reinstatement shall not occur if
Senior Creditor's lien's or claims are deemed avoidable or invalid by a court of competent jurisdiction. If this Agreement shall have been terminated prior to such Senior Creditor Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair, or otherwise affect the obligations of the parties hereto from such date of reinstatement.

            (i) PLAN OF REORGANIZATION.

                        (a) If in any Insolvency Proceeding involving an
Obligor, debt obligations of the reorganized debtor, whether or not secured by
Liens upon any property of the reorganized debtor, are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, (a) on account of Senior Creditor Indebtedness, or (b) on account of the Subordinated Creditor
Indebtedness, or (c) all on account of the Senior Creditor Indebtedness and the
Subordinated Creditor Indebtedness, then the Subordinated Creditor shall have the right to receive such debt obligations so long as the provisions of this
Agreement (x) survive the distribution of such debt obligations pursuant to such plan and (y) apply with like effect to such debt obligations and the Liens securing such debt obligations, and

                        (b) The Subordinated Creditor shall not propose or
support any plan of reorganization that is inconsistent with the priorities or other provisions of this Agreement.

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 89 of 98 Pages
------------------------                                 -----------------------

            (j) PROHIBITION OF PAYMENTS OF SUBORDINATED CREDITOR INDEBTEDNESS ON
ACCELERATION OR IN INSOLVENCY PROCEEDING.

                        (a) Upon (i) any acceleration of the principal
amount due on any Subordinated Creditor Indebtedness which has not been rescinded or revoked, or (ii) any payment or distribution of assets of any
Obligor, of any kind or character, whether in cash, property or securities, following commencement of an Insolvency Proceeding, there shall be a Discharge of the Senior Creditor Indebtedness, before any Distribution is made on account of any of the Subordinated Creditor Indebtedness; and following commencement of a Insolvency Proceeding, any Distribution in respect of the Subordinated
Creditor Indebtedness to which Subordinated Creditor would be entitled, except for the provisions hereof, shall be paid by any Obligor or any other Person making such Distribution, or by Subordinated Creditor if received by it, directly to the Senior Agent, to the extent necessary to result in the Discharge of the Senior Creditor Indebtedness, before any Distribution is made to any
Subordinated Creditor.

                        (b) In any Insolvency Proceeding by or against any
Obligor,

                  (A) the Senior Agent may, and is hereby irrevocably authorized and empowered (in its own name or in the name of Subordinated Creditor or otherwise), but shall have no obligation to (A) demand, sue for, collect and receive every payment or distribution referred to in this Section 10 and give acquittance therefor and (B) file claims and proofs of claim in respect of the
Subordinated Creditor Indebtedness, provided that the Senior Agent may only file claims and proofs of claims in respect of the Subordinated Creditor Indebtedness if (1) the Subordinated Creditor has failed to file such claims and proofs of claim and (2) there shall remain not more than 20 days before such action is barred, prohibited or otherwise cannot be taken; and

                  (B) Subordinated Creditor will duly and promptly take such action as the Senior Agent may reasonably request (A) to collect the
Subordinated Creditor Indebtedness for the account of the Senior Creditors and to file appropriate claims or proofs of claim with respect thereto, (B) to execute and deliver to the Senior Agent such powers of attorney, assignments or other instruments as the Senior Agent may request in order to enable it to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the Subordinated Creditor Indebtedness, and (C) to
collect and receive for the account of the Senior Creditors any and all
Distributions which may be payable or deliverable upon or with respect to the
Subordinated Creditor Indebtedness.

            (k) PAYMENTS HELD IN TRUST/TURNOVER. In the event that,
notwithstanding the foregoing provisions of this Section 10, any Distribution in respect of the Subordinated Creditor Indebtedness prohibited by this Agreement shall be received by the Subordinated Creditor before there has been a Discharge of the Senior Creditor Indebtedness, such Distribution shall be held in trust for the benefit of and shall be paid over to or delivered to the Senior Agent, until there has been a Discharge of the Senior Creditor Indebtedness.

      11.   NOTICE OF DEFAULT AND CERTAIN EVENTS. Subordinated Creditor shall promptly notify Senior Agent in writing of the occurrence of any of the following as applicable:

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 90 of 98 Pages
------------------------                                 -----------------------

            (a) any default or event of default under the Subordinated Creditor
Agreements; or

            (b) the demand for payment of, acceleration of or termination of any of the Subordinated Creditor Indebtedness.

      12.   FURTHER ASSURANCES.

            (a) ADDITIONAL DOCUMENTS. Subordinated Creditor agrees to execute and deliver, upon the reasonable request of Senior Agent, such documents and instruments (appropriate for filing, if requested) as may be necessary or appropriate to fully implement or to fully evidence the understandings and agreements contained in this Agreement. Without limiting the foregoing, in the event that all or part of any of the Senior Creditor Indebtedness is hereafter refinanced, Subordinated Creditor agrees to enter into one or more new agreements with the refinancing lender or lenders on terms identical to those of this Agreement.

            (b) LEGENDING DOCUMENTS, INSTRUMENTS. Subordinated Creditor agrees to place or cause to be placed on the face of each original of the Subordinated
Creditor Agreement and each note and instrument now or in the future evidencing or securing the Subordinated Creditor Indebtedness, a legend that reads substantially as set forth below, and shall promptly deliver a copy of such legended agreement, promissory note, or instrument to Senior Agent. Subordinated
Creditor agrees to mark all books of account in such manner as to indicate that payment thereof is subordinated pursuant to the terms of this Agreement.

      "Anything herein to the contrary notwithstanding, the repayment of the obligations evidenced by this [Agreement] [Note], the liens and security interests securing the obligations evidenced by this [Agreement] [Note], the exercise of any right or remedy with respect thereto, and certain of the rights of the holder hereof are subject to the provisions of the Intercreditor and
Subordination Agreement dated as of March 12, 2007 (as amended, restated, supplemented, or otherwise modified from time to time, the "Intercreditor
Agreement"), by and between Wells Fargo Foothill, Inc., as Senior Agent, and
Newcastle Partners, L.P., as Subordinated Creditor. In the event of any conflict between the terms of the Intercreditor Agreement and this [Agreement] [Note], the terms of the Intercreditor Agreement shall govern and control."

            (c) ATTORNEY IN FACT. Senior Agent is hereby irrevocably constituted and appointed the attorney-in-fact of Subordinated Creditor on the Subordinated
Creditor Indebtedness and to take all other action either in Senior Agent's name or in the name of Subordinated Creditor, which in Senior Agent's opinion is necessary or desirable to enable Senior Creditors to obtain all such payments on the Subordinated Indebtedness that are to be turned over to Senior Agent pursuant to this Agreement.

      13.   REPRESENTATIONS; WARRANTIES.

            (a) Subordinated Creditor represents and warrants to Senior
Creditors that: (a) Subordinated Creditor is or will be the holder of the liens and security interests which secure or will secure the Subordinated Creditor
Indebtedness; (b) there do not exist any currently effective subordinations of the Subordinated Creditor Indebtedness or of Subordinated Creditor's liens and security interests in the Collateral; (c) Subordinated Creditor is currently

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 91 of 98 Pages
------------------------                                 -----------------------

informed of the financial condition of each Obligor and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Subordinated Creditor Indebtedness; and (d) it has full right, power, and authority to enter into this Agreement and, to the extent
Subordinated Creditor is an agent or trustee for other parties, that this
Agreement shall fully bind all such other parties.

            (b) Senior Agent represents and warrants to Subordinated Creditor that: (a) Senior Agent is the holder of the liens and security interests which secure or will secure the Senior Creditor Indebtedness; (b) Senior Agent is currently informed of the financial condition of each Obligor and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Senior Creditor Indebtedness; and (c) Senior Agent has full right, power, and authority to enter into this Agreement and, to the extent
Senior Agent is an agent or trustee for other parties, that this Agreement shall fully bind all such other parties.

      14.   MODIFICATION OF SENIOR CREDITOR INDEBTEDNESS. Subordinated Creditor
agrees that Senior Creditor shall have absolute power and discretion, without notice to Subordinated Creditor, to deal in any manner with the Senior Creditor
Indebtedness, including, but not by way of limitation, the power and discretion to do any of the following: (a) any demand for payment of any Senior Creditor
Indebtedness may be rescinded in whole or in part, and any Senior Creditor
Indebtedness may be continued, and the Senior Creditor Indebtedness or the liability of any Obligor upon or for any part thereof, or any Collateral or guaranty therefor, or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, modified, accelerated, compromised, waived, surrendered, or released; and (b) the Senior Creditor Agreements may be amended, modified, supplemented, or terminated, in whole or in part, as Senior
Creditors may deem advisable from time to time provided such amendments, modifications or supplementations do not have a material affect on Subordinated
Creditor's rights or Collateral, and any Collateral may be sold, exchanged, waived, surrendered, or released. Subordinated Creditor will remain bound under this Agreement, and the subordination provided for herein shall not be impaired, abridged, released, or otherwise affected notwithstanding any such renewal, modification, acceleration, compromise, amendment, supplement, termination, sale, exchange, waiver, surrender, or release. All dealings between Senior
Creditors and any Obligor shall be deemed to have been consummated in reliance upon this Agreement.

      15.   MODIFICATION OF SUBORDINATED CREDITOR INDEBTEDNESS. Unless authorized under the Subordinated Note, no Subordinated Creditor Agreement may be amended or modified without the prior written consent of Senior Agent.

      16.   WAIVERS BY SUBORDINATED CREDITOR.

            (a) SENIOR CREDITOR INDEBTEDNESS.

            (i) All Senior Creditor Indebtedness at any time incurred by any
Obligor shall be deemed to have been incurred, and all Senior Creditor
Indebtedness held by any Senior Creditor shall be deemed to have been extended, acquired or obtained, as applicable, in reliance upon this Agreement, and the
Subordinated Creditor hereby waives (i) notice of acceptance, or proof of reliance, by any of the Senior Creditors of this Agreement, and (ii) notice of the existence, renewal, extension, accrual, creation, or non-payment of all or any part of the Senior Creditor Indebtedness. Nothing contained in this

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 92 of 98 Pages
------------------------                                 -----------------------

Agreement shall preclude any of the Senior Creditors from discontinuing the extension of credit to any Obligor (whether under the Senior Creditor Agreements or otherwise) or from taking (without notice to Subordinated Creditor, any
Obligor, or any other Person) any other action in respect of the Senior Creditor
Indebtedness or the Collateral which such Senior Creditor is otherwise entitled to take with respect to the Senior Creditor Indebtedness or the Collateral.

            (ii) Subject to the terms of this Agreement, none of the Senior
Creditors or any of their respective affiliates, directors, officers, employees, or agents shall be liable for failure to demand, collect, or realize upon any of the Collateral or any Proceeds or for any delay in doing so or shall be under any obligation to sell or otherwise Dispose of any Collateral or Proceeds thereof or to take any other action whatsoever with regard to the Collateral or any part or Proceeds thereof. If Senior Agent or any other Senior Creditor honors (or fails to honor) a request by an Obligor for an extension of credit pursuant to any of the Senior Creditor Agreements, whether such Senior Agent or such Senior Creditor has knowledge that the honoring of (or failure to honor)
any such request would constitute a default under the terms of the Subordinated
Creditor Agreements or an act, condition, or event that, with the giving of notice or the passage of time, or both, would constitute such a default, or if such Senior Agent or such Senior Creditor otherwise should exercise any of its contractual rights or remedies under the Senior Creditor Agreements (subject to the express terms and conditions hereof), neither of the Senior Agent nor any
Senior Creditor shall have any liability whatsoever to the Subordinated Creditor as a result of such action, omission, or exercise. Each Senior Creditor will be entitled to manage and supervise its loans and extensions of credit under the
Senior Creditor Agreements as such Senior Creditor may, in its sole discretion, deem appropriate, and each Senior Creditor may manage its loans and extensions of credit without regard to any rights or interests that the Subordinated
Creditor may have in the Collateral or otherwise except as otherwise expressly set forth in this Agreement. Subject to the terms of this Agreement, the
Subordinated Creditor agrees that no Senior Creditor shall incur any liability as a result of a sale, lease, license, application or other Disposition of all or any portion of the Collateral or any part or Proceeds thereof. Each Senior
Creditor may, from time to time, enter into agreements and settlements with
Obligors as it may determine in its sole discretion without impairing any of the subordinations, priorities, rights or obligations of the parties under this
Agreement, including, without limitation, substituting Collateral, releasing any
Lien and releasing any Obligor. The Subordinated Creditor waives any and all rights it may have to require any other Senior Creditor to marshal assets, to exercise rights or remedies in a particular manner, or to forbear from exercising such rights and remedies in any particular manner or order.

            (b) NOTICE OF ACCEPTANCE AND OTHER WAIVERS. To the fullest extent permitted by applicable law or this Agreement, Subordinated Creditor hereby waives: (i) notice of acceptance hereof; (ii) notice of any loans or other financial accommodations made or extended under any of the Senior Creditor
Agreements, or the creation or existence of any Senior Creditor Indebtedness;
(iii) notice of the amount of the Senior Creditor Indebtedness; (iv) notice of any adverse change in the financial condition of any Obligor or of any other fact that might increase Subordinated Creditor's risk hereunder; (v) notice of presentment for payment, demand, protest, and notice thereof as to any instrument among the Senior Creditor Agreements; (vi) notice of any Default or
Event of Default under the Senior Creditor Agreements or otherwise relating to the Senior Creditor Indebtedness; (vii) all other notices (except if such notice

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 93 of 98 Pages
------------------------                                 -----------------------

is specifically required to be given to Subordinated Creditor under this
Agreement) and demands to which Subordinated Creditor might otherwise be entitled.

            (c) LAWSUITS; DEFENSES; SETOFF. To the fullest extent permitted by applicable law, Subordinated Creditor (i) waives the right by statute or otherwise to require Senior Agent or any other Senior Creditor to institute suit against any Obligor or to exhaust any rights and remedies which any Senior Agent or any Senior Creditor has or may have against any Obligor; (ii) waives any rights to assert against the Senior Agent or any other Senior Creditor any defense (legal or equitable), set-off, counterclaim, or claim which such
Subordinated Creditor may now or at any time hereafter have against any Obligor or any other party liable to the Senior Agent, any other Senior Creditor, or
Subordinated Creditor, (iii) waives any defense arising by reason of any claim or defense based upon an election of remedies by the Senior Agent or any other
Senior Creditor; and (iv) any act which shall defer or delay the operation of any statute of limitations applicable to the Senior Creditor Indebtedness shall similarly operate to defer or delay the operation of such statute of limitations applicable to such Subordinated Creditor's obligations hereunder.

            (d) SUBROGATION. Solely after Discharge of the Senior Creditor
Indebtedness shall have occurred, the Subordinated Creditor shall be subrogated to the rights of the Senior Agent and the other Senior Creditors to the extent that distributions otherwise payable to the Subordinated Creditor have been applied to the payment of the Senior Creditor Indebtedness in accordance with the provisions of this Agreement. The Senior Agent and the other Senior
Creditors shall have no obligation or duty to protect any of the Subordinated
Creditor's rights of subrogation arising pursuant to this Agreement or under any applicable law, nor shall Senior Agent or any other Senior Creditor be liable for any loss to, or impairment of, any subrogation rights held by Subordinated
Creditor.

            (e) ELECTION OF REMEDIES. WITHOUT LIMITING THE GENERALITY OF ANY
OTHER WAIVER OR OTHER PROVISION SET FORTH IN THIS AGREEMENT, SUBORDINATED
CREDITOR WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS AND DEFENSES
ARISING OUT OF AN ELECTION OF REMEDIES BY THE SENIOR AGENT AND THE OTHER SENIOR
CREDITORS, EVEN THOUGH THAT ELECTION OF REMEDIES HAS DESTROYED THE RIGHTS OF
SUBROGATION OF SUBORDINATED CREDITOR AND REIMBURSEMENT AGAINST ANY OBLIGOR BY
THE OPERATION OF ANY APPLICABLE LAW.

      17.   CONTINUING AGREEMENT; OTHER. This Agreement shall be a continuing agreement, shall be irrevocable, and shall remain in full force and effect until
Discharge of the Senior Creditor Indebtedness has occurred. To the extent that any Obligor or any guarantor or other provider of Collateral makes a payment on the Senior Creditor Indebtedness that is subsequently declared preferential, and is required to be repaid to a trustee, receiver, or any other party under the
Bankruptcy Code or any bankruptcy, insolvency, or reorganization act, state or federal law, common law or equitable cause, including, without limitation, any
Insolvency Proceeding (such payment being hereinafter referred to as a "Voided
Payment"), then to the extent of such Voided Payment, that portion of the Senior
Creditor Indebtedness that had previously been satisfied by such Voided Payment shall be revived and continue in full force and effect as if such Voided Payment had never been made. In the event that a Voided Payment is recovered from any

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 94 of 98 Pages
------------------------                                 -----------------------

Senior Creditor, an Event of Default shall be deemed to have existed and to be continuing under the Senior Creditor Agreements from the date of the Senior
Creditors' initial receipt of such Voided Payment until the full amount of such
Voided Payment is restored to the Senior Creditors. During any continuance of any such Event of Default, this Agreement shall be in full force and effect with respect to the Subordinated Creditor Indebtedness. To the extent that the
Subordinated Creditor has received any payments with respect to the Subordinated
Creditor Indebtedness subsequent to the date of the Senior Creditors' initial receipt of such Voided Payment and such payments to the Subordinated Creditor have not been invalidated, declared to be fraudulent or preferential, or set aside or are required to be repaid to a trustee, receiver, or any other party under any bankruptcy act, state or federal law, common law, or equitable cause, the Subordinated Creditor shall be obligated and hereby agrees that any such payment so made or received shall be deemed to have been received in trust for the benefit of the Senior Creditor, and the Subordinated Creditor hereby agrees to pay to Senior Agent for the benefit of the Senior Creditors, upon demand, the full amount so received by the Subordinated Creditor to the extent necessary to fully restore to the Senior Creditors the amount of such Voided Payment.

      18.   PARTIES INTENDED TO BE BENEFITED. All of the understandings, covenants, and agreements contained herein are solely for the benefit of Senior
Creditors and Subordinated Creditor, and there are no other parties, including
Obligors or any of the creditors, successors, or assigns of Obligors, which are intended to be benefited, in any way, by this Agreement.

      19.   NO LIMITATION INTENDED. Nothing contained in this Agreement is intended to or shall affect or limit, in any way, the rights that the Secured
Creditors have with respect to any third parties. The Secured Creditors hereby specifically reserve all of their respective rights against Obligors and all other third parties.

      20.   NOTICE. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration, or other communication shall or may be given to or served upon any of the parties hereto, or whenever any of the parties desires to give or serve upon the other communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration, or other communication shall be in writing and shall be delivered either in person, with receipt acknowledged, or by regular, registered, or certified United States mail, postage prepaid, or by telefacsimile, addressed as follows:

            (a)   If to Senior Creditors, c/o Senior Agent at:

                  Wells Fargo Foothill, Inc.
                  2450 Colorado Avenue
                  Suite 3000 West
                  Santa Monica, CA 90404
                  Attn:  Business Finance Division Manager
                  Fax No.: (310) 453-7414

      with a copy to:

                  Paul, Hastings, Janofsky & Walker LLP
                  515 S. Flower Street

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 95 of 98 Pages
------------------------                                 -----------------------

                  Twenty-fifth Floor
                  Los Angeles, CA  90071
                  Attn:  John Francis Hilson, Esq.
                  Fax No.:  213-627-0705

            (b)   If to Subordinated Creditor, at:

                  Newcastle Partners, L.P.
                  Attn:
                  Fax No.:

      or at such other address as may be substituted by notice given as herein provided. Giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or actually received via telefacsimile transmission, or three days after the same shall have been deposited in the United States mail.

      21.   SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

      22.   COMPLETE AGREEMENT. This Agreement constitutes the complete agreement and understanding of each of the Secured Creditors and supersedes all prior or contemporaneous oral and written negotiations, agreements and understandings, express or implied, with respect to the subject matter hereof.

      23.   SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of Senior Creditors and
Subordinated Creditor. Subordinated Creditor agrees that it shall not assign or transfer any of the Subordinated Creditor Indebtedness or any of its rights under the Subordinated Credit Agreement, (including any liens and security interests in the Collateral) without (i) prior notice being given to Senior
Agent and (ii) such assignment or transfer being made expressly subject to the terms of this Agreement.

      24.   WAIVER OF JURY TRIAL. SENIOR CREDITORS AND SUBORDINATED CREDITOR
HEREBY EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION
OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY OTHER INSTRUMENT,
DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR (B) IN
ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF SENIOR
CREDITORS AND SUBORDINATED CREDITOR WITH RESPECT TO THIS AGREEMENT OR ANY OTHER
INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED BY THEM IN CONNECTION
HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 96 of 98 Pages
------------------------                                 -----------------------

NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR
OTHERWISE. SENIOR CREDITORS AND SUBORDINATED CREDITOR HEREBY AGREE AND CONSENT
THAT ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT
TRIAL WITHOUT JURY, AND THAT EITHER OF THEM MAY FILE AN ORIGINAL COUNTERPART OR
A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT TO THE
WAIVER OF RIGHT TO TRIAL BY JURY.

      25.   WAIVERS, AMENDMENTS, CHOICE OF LAW, ETC. Any waiver or amendment hereunder must be evidenced by a signed writing of a party to be bound thereby, and shall only be effective in the specific instance. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
The parties agree that actions may be tried and litigated in the state and federal courts located in the County and City of New York, in the State of New
York. The headings in this Agreement are for convenience of reference only, and shall not alter or otherwise affect the meaning hereof.

      26.   CONSTRUCTION. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, the singular includes the plural, the part includes the whole, "including" is not limiting, and "or"
has the inclusive meaning represented by the phrase "and/or." The words
"hereof," "herein," "hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this
Agreement. Article, section, subsection, exhibit, and schedule references are to this Agreement unless otherwise specified.

      27.   COSTS AND ATTORNEYS FEES. In the event it becomes necessary for either party to this Agreement to commence or become a party to any proceeding or action to enforce the provisions of this Agreement, the court or body before which the same shall be tried shall award to the prevailing party all costs and expenses thereof, including, but not limited to, reasonable attorneys' fees, the usual and customary and lawfully recoverable court costs, and all other expenses in connection therewith.

      28.   INFORMATION CONCERNING FINANCIAL CONDITION. Each of Senior Agent and
Subordinated Creditor hereby assumes responsibility for keeping itself informed of the financial condition of the Obligors and of all other circumstances bearing upon the risk of nonpayment of the Senior Creditor Indebtedness or the
Subordinated Creditor Indebtedness, as applicable. Subordinated Creditor hereby agrees that the Senior Agent shall have no duty to advise Subordinated Creditor of information known to Senior Agent or any other Senior Creditor regarding such condition or any such circumstances. Senior Agent hereby agrees that the
Subordinated Creditor shall have no duty to advise Senior Agent of information known to Subordinated Creditor regarding such condition or any such circumstances. In the event that Senior Agent or Subordinated Creditor, each in its sole discretion, undertakes, at any time or from time to time, to provide any such information to Subordinated Creditor or Senior Agent (as applicable), then neither Senior Agent nor Subordinated Creditor, as applicable, shall be under any obligation (i) to provide any such information to Senior Agent or
Subordinated Creditor, as applicable, on any subsequent occasion, (ii) to undertake any investigation, or (iii) to disclose any information which, pursuant to its commercial finance practices, Senior Agent or Subordinated
Creditor, as applicable, wishes to maintain confidential. Subordinated Creditor, acknowledges and agrees that neither Senior Agent nor any other Senior Creditor has made any warranties or representations with respect to the legality,

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 97 of 98 Pages
------------------------                                 -----------------------

validity, enforceability, collectibility or perfection of the Senior Creditor
Indebtedness or any liens or security interests held in connection therewith.
Senior Agent, acknowledges and agrees that Subordinate Creditor has not made any warranties or representations with respect to the legality, validity, enforceability, collectibility or perfection of the Subordinated Creditor
Indebtedness or any liens or security interests held in connection therewith.

      29.   COUNTERPARTS. This Agreement may be executed in any number of counterparts, and by Senior Agent and Subordinated Creditor in separate counterparts, each of which shall be an original, but all of which shall together constitute one and the same Agreement.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first herein above set forth.

WELLS FARGO FOOTHILL, INC.,
a California corporation, as Senior Agent

By:
    ----------------------------------------
    Name:
    Title:

NEWCASTLE PARTNERS, L.P.,
a Texas limited partnership, as Subordinated Creditor

By:  /s/ Mark Schwarz
    ----------------------------------------
    Name:  Mark Schwarz
    Title: General Partner

------------------------                                 -----------------------
CUSIP No. 078 107 109                 13D                    Page 98 of 98 Pages
------------------------                                 -----------------------

                                 ACKNOWLEDGMENT

      The undersigned, Bell Industries, Inc., a California corporation, for itself and as Borrower Agent on behalf of the Borrowers, hereby acknowledges receipt of a copy of the foregoing Intercreditor and Subordination Agreement
(initially capitalized terms used without definitions herein shall have the meaning ascribed to such terms in the Intercreditor and Subordination Agreement)
and consents thereto, and agrees to recognize all rights granted thereby to the parties thereto, and will not do any act or perform any obligation which is not in accordance with the agreements set forth in such Intercreditor and
Subordination Agreement. Borrower Agent, for itself and on behalf of Debtors, further acknowledges that no Obligor is an intended beneficiary under the
Intercreditor and Subordination Agreement.

      Dated as of ________________, 2007.

      BELL INDUSTRIES, INC.,
      a California corporation

      By:
          --------------------

          Name:
          Title: